EXHIBIT 99.D
AMENDED AND RESTATED DESCRIPTION OF THE REPUBLIC OF HUNGARY
DATED FEBRUARY 4, 2011
TABLE OF CONTENTS

FOREIGN EXCHANGE	3
PRESENTATION OF INFORMATION	4
THE REPUBLIC OF HUNGARY	6
General	6
Political System	7
International Relations	12
THE ECONOMY	14
Background	14
Recent Economic Performance	15
Principal Sectors of the Economy	22
PRIVATIZATION	28
Status of Privatization Efforts	28
Methods of Privatization Used	28
BALANCE OF PAYMENTS AND FOREIGN TRADE	30
Balance of Payments	30
Foreign Trade	33
Foreign Direct Investment	35
Foreign Exchange Reserves	43
MONETARY AND FINANCIAL SYSTEM	45
National Bank of Hungary	45
Monetary Policy	45
Exchange Rate Policy	51
The Hungarian Banking System	53
Capital Markets	55
PUBLIC FINANCE	58
General Information	58
Methodology	58
Budget Trends	58
Central Government Budget	64
Taxation	67
Social Security and Extra-Budgetary Funds	70
Health Care System	70
Pension System	71
Local Government Finance	72

EU Net Position	73
Medium-Term Fiscal Program and the Convergence Programme	74
Future Economic Plan	75
NATIONAL DEBT	76
General Information	76
Public Debt	76
Gross External Debt	80
Relations with Multilateral Financial Institutions	82
TABLES AND SUPPLEMENTARY INFORMATION	84
External Funded Convertible Currency Debt of the NBH and the Republic	84
Internal Debt of the Republic	93
Guarantees Provided by the Republic	94

     This document is an exhibit to the Republic of Hungary’s Annual Report on Form 18-K for the fiscal year ended December 31, 2009.
FOREIGN EXCHANGE
     Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (“forint” or “HUF”), in euro (“Euro” or “EUR”), and in U.S. dollars (“USD”). All currency conversions in this report are at the Hungarian National Bank’s (the “NBH”) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or Euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.
     The following table sets forth the forint/Euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2005	2006	2007	2008	2009	2010
	(HUF per EUR)
Year end	252.73	252.30	253.35	264.78	270.84	278.75
Average for year	248.05	264.27	251.31	251.25	280.58	275.41

Source: NBH
     The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2005	2006	2007	2008	2009	2010
	(HUF per USD)
Year end	213.58	191.62	172.61	187.91	188.07	208.65
Average for year	199.66	210.51	183.83	171.80	202.26	208.15

Source: NBH
     On December 31, 2010, the official middle exchange rates were HUF 208.65 = USD 1.00, HUF 278.75 = EUR 1.00, and EUR 0.75 = USD 1.00. For information on the convertibility of the forint, see “Monetary and Financial System — Exchange Rate Policy — Foreign Exchange and Convertibility of the Forint.”
     Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report.

PRESENTATION OF INFORMATION
     Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (the “IMF”) (as set forth in the Manual on Governance Finance Statistics, IMF 1986) (“GFS”). In order to comply with its European Union (“EU”) accession obligations, the Republic has commenced producing certain data on the basis of the European System of Accounts 95 (“ESA 95”). ESA 95 methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA 95, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.
     On March 22, 2005, the EU decided the ESA 95 deficit figures should be adjusted in certain countries (including Hungary) due to the introduction of private pension systems. In particular, the EU decided that a given ratio of revenue shortfall should be deducted from the ESA 95 budget deficit figures when measuring the Maastricht criterion related to budget deficit per gross domestic product (“GDP”) ratio. For the Republic, the EU decided that, for 2005, 100% of the revenue shortfall should be deducted from the government budget; for 2006, 80% of the revenue shortfall should be deducted; for 2007, 60% of the revenue shortfall should be deducted; for 2008, 40% of the revenue shortfall should be deducted; and for 2009, 20% of the revenue shortfall should be deducted. Eurostat and the Republic publish budget deficit data based on ESA 95 both as adjusted for deductions for the revenue shortfall due to the introduction of private pension systems, and without such adjustment. Accordingly, in this report, (i) budget deficit data referred to as being based on “Adjusted ESA 95” refers to budget deficit data based on ESA 95 which has been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems and (ii) budget deficit data referred to as being based on “Unadjusted ESA 95” refers to budget deficit data based on ESA 95 which has not been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems.
     On October 3, 2005, the Hungarian Central Statistical Office (“CSO”) modified the calculation methodology of the GDP as measured by ESA 95. From 2005, according to the applicable EU regulations, Financial Intermediation Services Indirectly Measured (“FISIM”) was required to be calculated on a new methodology and was required to be allocated to user sectors/industries. All GDP data in this report have been calculated based on the revised methodology.
     In June 2008, there was a methodological change in the calculation of the balance of payment statistics related to compensation of employees in order to bring the methodology in line with international standards. The procedure of monitoring employee income payments was replaced by estimates made on the basis of CSO administrative resources for the purposes of balance of payments statistics. This covers the gross earnings of employees in its entirety. Taxes and contributions paid and received in connection with wages are also shown under current transfers.
     On September 30, 2008, the NBH modified the calculation methodology of the balance of payments. According to the NBH, the revision of goods data is the most significant of the areas affected by the revision. In the past, trade accredit assets in the balance of payments were determined basically by the difference between cash-based trade data reported to the NBH and accruals-based statistical data as measured by the CSO. After the change in methodology, the NBH recorded a large part of calculated turnover in trade credit as statistical error (under errors and omissions) and started to examine the causes of deviations together with the CSO. During the examination, enterprises not registered in the territory of Hungary, only obliged to declare VAT but playing an increasingly greater role in the country’s foreign trade, became the centre of attention. Such enterprises provide data for the Republic’s foreign trade statistics, in accordance with the practice of the EU. While the data must be treated as part of Hungarian foreign trade, consistent with international standards on foreign trade statistics, there are no clearly defined recommendations for their treatment in the national accounts and the balance of payments. In the view of domestic experts, in terms of the national accounts and the balance of payments, such enterprises do not constitute part of the Hungarian economy and, therefore, they should be recorded differently from the standards on foreign trade statistics. This means that trade margins on foreign trade transactions should be ignored when assessing the performance of the Hungarian economy. The NBH have revised the values of goods exports and imports recorded in the balance of payments in a way that the balance of goods has been adjusted by the amounts above. The revision has not affected the CSO’s official foreign trade statistics. As a result of this methodological change, the NBH revised the balance of payments data for the years 2006 and 2007. All balance of payments data in this report have been calculated based on the revised methodology.

THE REPUBLIC OF HUNGARY
General
     The Republic of Hungary (the “Republic” or “Hungary”) lies in Central Europe and covers an area of approximately 93,000 square kilometers (“km”). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south, and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.
     Currently, the population of Hungary is approximately 10.0 million. Approximately 66% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial centre of Hungary. While approximately 97% of the population is Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

     The following table sets forth certain information with respect to the population growth rate in the Republic for the periods indicated:
The Population of Hungary

	As of January 1,
	2005	2006	2007	2008	2009	2010*
Population (in thousand persons)	10,098	10,077	10,066	10,045	10,031	10,014
Increase (decrease) in population (%)	(0.2)	(0.2)	(0.1)	(0.2)	(0.1)	(0.2)

Source: CSO

*	Preliminary data.
     The following table sets forth the age distribution for the population of the Republic for the periods indicated:
The Age Distribution of the Population of Hungary

	As of January 1,
Age (in years)	2005	2006	2007	2008	2009	2010*
	(Number of persons, in thousands)
0-9	981	968	966	966	968	971
10-19	1,233	1,210	1,188	1,163	1,135	1,108
20-29	1,534	1,487	1,451	1,409	1,376	1,342
30-39	1,432	1,494	1,540	1,571	1,592	1,610
40-49	1,352	1,300	1,264	1,259	1,267	1,280
50-59	1,414	1,458	1,488	1,483	1,470	1,448
60-69	1,048	1,048	1,053	1,069	1,089	1,111
70-79	766	761	755	752	750	749
80-89	294	309	324	336	348	354
90 +	44	42	40	37	36	40

Source: CSO

*	Preliminary data.
Political System
Transformation and New Constitution
     Immediately after World War II, Hungary was governed by a “grand coalition” of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.
     During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the “Hungarian People’s Republic” to the “Republic of Hungary.” Also in 1989, the constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989, and, in 1990, the first multi-party elections in the country since 1947 took place.
President
     The President of the Republic is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may only be re-elected once. The President’s authority is limited. Most of the actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. The main powers of the President include:
•	representing the nation as head of state;

•	concluding international treaties and agreements on behalf of the Republic (agreements that are legislative in character require the prior consent of Parliament);

•	safeguarding the democratic operation of the political process;

•	acting as commander-in-chief of the armed forces;

•	setting the date for Parliamentary and local elections;

•	initiating certain measures in Parliament;

•	initiating referenda;

•	appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•	granting pardons.
     The most recent presidential election was held in August 2010. See “— Recent Political Developments”
Government
     The government of Hungary (the “Government”) consists of the Prime Minister and other ministers forming the Cabinet (currently 9 ministers). The Government is charged with the executive function of the Republic and with proposing legislation to Parliament. The Prime Minister and the Government’s program are approved by a simple majority vote of Parliament. The Prime Minister is nominated by the President of the Republic and elected by Parliament to serve for four years. If the Prime Minister loses his/her office for any reason, such as resignation, death or removal through a no-confidence vote, and, therefore, the Government loses its mandate, a new Prime Minister will be elected by the Parliament with a mandate that expires after the next general election. The other ministers are nominated by the Prime Minister and appointed and removed by the President.
     On May 29, 2010, Mr. Orbán submitted the government program. On the same day, the Government was formally inaugurated. In the new governmental structure, the Minister of National Economy is responsible for public finances; previously such responsibility belonged to the Minister of Finance.
Parliament
     The single-chamber Hungarian Parliament is the country’s supreme legislative body. The Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court and the Attorney General.
     Members of Parliament are elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally dividing a set number of seats). The Republic last held Parliamentary elections in April 2010. See “— Recent Political Developments.” The next Parliamentary elections will occur in April 2014.

Judiciary
     The Hungarian judiciary consists of the Supreme Court, the county courts, the Metropolitan Court of Budapest and the local and labor courts. Legislation may provide for special courts to be convened for certain types of cases. Three Courts of Appeal located in Budapest, Pécs and Szeged were established with regional jurisdiction on July 1, 2003 and began their operations at that time. Two more Courts of Appeal with regional jurisdiction located in Debrecen and Gyõr were established in July 2004 and began their operations on January 1, 2005. The Supreme Court sets guidelines for the judicial process of every court. Resolutions of the Supreme Court concerning uniformity are binding on all courts of the Hungarian judiciary. Judges of the Republic are independent and are subordinate only to the law. Local courts have original jurisdiction. The Courts of Appeal, the county courts and the Metropolitan Court of Budapest have both appellate and original jurisdiction. The President of the Republic nominates, and Parliament elects, the President of the Supreme Court. The President of the Supreme Court nominates, and the President of the Republic appoints, the Vice-Presidents of the Supreme Court. The President of the Republic also appoints and removes professional (non-arbitration) judges. The President of the Republic may only remove professional judges for cause using procedures prescribed by law.
     The Constitutional Court is separate from the regular Hungarian judiciary. It decides on the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. Parliament elects the eleven members of the Constitutional Court. Justices of the Constitutional Court serve for nine-year terms.
     Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or the Permanent Court of Arbitration of Financial and Capital Markets.
Parliamentary Commissioners
     Pursuant to the Data Protection and Freedom of Information Act of 1992 and the Act on the Parliamentary Commissioner of 1993, Parliament elects the Parliamentary Commissioner for Civil Rights, the Parliamentary Commissioner for Data Protection and Freedom of Information, and the Parliamentary Commissioner for National and Ethnic Minorities’ Rights (such commissioners are also known as Ombudsmen). Each Ombudsman is elected for a period of six years (with the first such election having taken place in 1995) and is exclusively responsible to Parliament. The principal role of the Ombudsmen is to help defend the public’s rights vis-à-vis the public administration.
     Any individual who alleges that a proceeding, decision or action (including any omission to act) of, or taken by, any administrative or governmental authority and certain other entities caused the violation of his or her rights or that such violation is imminent may apply to the Ombudsmen to help protect his or her respective rights. In addition to monitoring and supervising data protection and the freedom of information in general and exercising the competence of an Ombudsman in the relevant area, the Data Protection Commissioner’s tasks also include, most importantly, the maintenance of the Data Protection Register and providing opinions on related legislative proposals and categories of official secrets. Pursuant to the Act on State and Official Secrets of 1995, the Parliamentary Commissioner for Data Protection is also entitled to change the classification of state and official secrets.
     At the end of 2007, the Act on the Parliamentary Commissioner of 1993 was amended and the position of Parliamentary Commissioner for Future Generations was created. This Ombudsman is responsible for controlling the implementation of the regulation ensuring the sustainability and improvement of the environment and nature.

Local Government
     Hungary is divided into administrative units, which include the capital (Budapest), counties, cities/towns and villages. Local governments are autonomous, democratically manage local affairs and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected for four-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held on October 3, 2010. See “— Recent Political Developments.”
Recent Political Developments
     The Republic held Parliamentary elections in April 2010. Nominees of the following parties gained mandates: the Hungarian Socialist Party (“HSP”), the electoral partnership comprised of Fidesz-Hungarian Civic Union (“Fidesz”) and the Christian Democrats People’s Party (“CDPP”), Jobbik — Movement for a Better Hungary (“Jobbik”) and LMP — Politics Can Be Different (“LMP”). Fidesz and CDPP formed an alliance before the elections and submitted a joint list of nominees. The following table sets forth the results of the 2010 Parliamentary elections as published by the Hungarian National Election Office (the “NEO”):

		Share of
	Number of	seats
	seats	(%)
Fidesz-CDPP	263	68.14
HSP	59	15.28
Jobbik	47	12.18
LMP	16	4.15
Independent Representatives	1	0.26

Total	386	100.00

Source: NEO
Composition of the Parliament as of December 31, 2010

		Share of
		seats
	Number of seats	(%)
Jobbik	46	11.95
LMP	15	3.90
Fidesz	225	58.44
HSP	58	15.06
CDPP	37	9.61
Independent Representatives	4	1.04

Total(1)	385	100.00

Source: Parliament of Hungary

Note:

(1) Mr. István Tarlós, a former member of Fidesz, forfeited his mandate as of December 3, 2010.
     Fidesz-CDPP obtained a majority of the Parliamentary seats in the 2010 elections. Fidesz-CDPP formed a government with a total of 263 of the 386 Parliamentary seats. Mr. Viktor Orbán was proposed by the then current President of the Republic and was elected by Parliament to serve as the new Prime Minister.

     Following the election, the Fidesz-CDPP coalition enacted the following amendments to the Hungarian Constitution:
•	reduction in the number of Parliamentary seats from 386 to 200, of which 13 members representing national and ethnic minorities could be elected (such amendments to be effective commencing with the next parliamentary elections); and introduction of the position of deputy prime minister and a new category of government officials;

•	introduction of a nomination committee, composed of members proportionate to the members of the Parliamentary factions, to replace the previous method for nominating the members of the Constitutional Court;

•	amendment to the right to freedom of the press and the inclusion of the concept of pluralism and the right to be informed about public affairs, intended to foster and enrich national and European identity and Hungarian and minority languages, to strengthen national cohesion and satisfy community demands;

•	narrowing of the Constitutional Court’s scope of review, such that legal norms on the budget, budget execution, central taxes, duties, contributions, customs and general terms of local taxes may only be reviewed and annulled by the Constitutional Court if the initiative to review is solely based on specific constitutional rights;

•	an anti-corruption amendment providing that income sourced from public resources or bodies managing state-owned assets or from entities owned or controlled by the Government may be taxed retroactively (but limited to the five-year period preceding the applicable tax year), at a rate less than the full income; and

•	granting to the chairpersons of the Hungarian Financial Services Authority and the National Media and Telecommunication Authority the authority to issue decrees to regulate the markets for which they are responsible.
     The most recent presidential election took place in August 2010, at which time Mr. Pál Schmitt was elected President of the Republic.
Local Government Elections
     The following table shows the results of the latest local government elections, which were held in October 2010:
Local Government Elections Results

		County
	Budapest	government	Municipalities
	(percentage of total vote)
Independent representatives	24.91	52.17	0.00
Fidesz	29.97	19.57	36.37
CDPP	23.55	15.16	36.37
HSP	11.86	4.96	14.55
Jobbik	3.09	3.76	9.42
LMP	1.61	0.76	1.95
Other	5.00	3.61	1.34

Total	100.00	100.00	100.00

Source: NEO

European Parliament Elections
     The first elections of Hungarian members to the European Parliament were held on June 13, 2004. The second elections of Hungarian members to the European Parliament were held on June 7, 2009. The following table shows the political affiliations of the Hungarian members of the European Parliament after the second elections:
Seats in European Parliament

Seats
Fidesz-CDPP	14
Hungarian Democratic Forum	1
HSP	4
Jobbik	3

Source: European Parliament
     The next European Parliament elections are scheduled for June 2015.
International Relations
     Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the “UN”) in 1955 and is a member of many of its specialized agencies such as UNESCO, FAO, UNIDO, WHO and WTO (as described below). In 1996, Hungary officially became a member of the Organization for Economic Co-Operation and Development (the “OECD”), which was a decisive step towards integrating with the developed nations and obtaining full EU membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (“NATO”). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection Fund, World Trade Organization (“WTO”), the International Bank for Reconstruction and Development (the “IBRD” or the “World Bank”), the Organization for Security and Co-Operation in Europe, IMF, the Council of Europe, the International Finance Corporation (“IFC”), the Central European Free Trade Agreement (“CEFTA”), the International Development Agency, Food and Agriculture Organization (“FAO”), the World Health Organization (“WHO”), the European Bank for Reconstruction and Development (“EBRD”), the United Nations Educational Scientific and Cultural Organization (“UNESCO”), the United Nations Industrial Development Organization (“UNIDO”), the European Investment Bank (“EIB”) and the Council of Europe Development Bank (“CEB”). Hungary is also a member of the Central European Initiative, the other members of which are Austria, Italy, Slovenia, Croatia, Slovakia, Poland and the Czech Republic. The Central European Initiative mainly addresses issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-Operation in Europe (formerly referred to as the Conference on Security and Co-Operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.
European Union
     Hungary joined the EU on May 1, 2004. After the European Parliament elections in June 2009, the following Hungarian representatives assumed the following positions in the European Parliament: Pál Schmitt (Fidesz-CDPP) became a vice-president for the European Parliament but subsequently resigned upon being elected as Member of the Parliament of the Republic in April 2010 (from which position he subsequently resigned upon being elected President of the Republic in August 2010); Tamás Deutsch (Fidesz-CDPP) became the vice-chairman for the Committee on Budgetary Control; Kinga Gál (Fidesz-CDPP) became the vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs; Kinga Göncz (HSP) became the vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs; Zita Gurmai (HSP) became the vice-chairwoman for the Committee on Constitutional Affairs; Ágnes

Hankiss (Fidesz-CDPP) became the vice-chairwoman for the Committee on Petitions; and Lívia Járóka (Fidesz-CDPP) became the vice-chairwoman for the Committee on Women’s Rights and Gender Equality.
     Hungary is entitled to delegate one member to the European Commission. The current Hungarian delegate to the European Commission is Mr. László Andor, who assumed the position of Commissioner for Employment, Social Affairs and Inclusion on February 10, 2010.
     The implementation of the Schengen System was a crucial issue in the EU accession negotiations. Hungary became fully integrated into the Schengen System in the beginning of 2008. The configuration of an information network compatible with the Schengen Information System, a principal pre-condition to integration into the Schengen System, has been completed.
     Alongside the development of key areas of the economy, the Republic has implemented and intends to continue implementing development programs and structural reforms to speed the convergence process with the EU. The key program was the National Development Plan, which was approved on December 19, 2002 and which addressed the allocation of EU funds from 2004 to 2006. The Government published the first version of the second National Development Plan, the “New Development Plan,” which addressed the allocation of EU funds from 2007 to 2013. On September 7, 2007, the European Commission adopted the New Development Plan, which included seven regional and eight sector programs. Overall, Hungary will derive a EUR 25 billion benefit under the New Development Plan.
     The financial flows between the Republic and the EU from 2005 to 2009 are discussed under “Public Finance — EU Net Position.”
     For information about the Republic’s strategy in regards to its participation in the Exchange Rate Mechanism and the adoption of the Euro, see “Public Finance — Medium-Term Fiscal Program and the Convergence Programme.”

THE ECONOMY
Background
     The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the Hungarian economy during the last 15 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:
•	an ambitious privatization program — the vast majority of Hungary’s large state-owned enterprises have already been privatized. See “Privatization”;

•	a shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (“COMECON”) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See “Balance of Payments and Foreign Trade — Foreign Trade”;

•	the ratios of gross and net external debt to GDP declined in the second half of the 1990s, but has been rising since 2002, gross and net external debt to GDP ratio reaching 112.0% and 55.5% respectively in 2009, and the structure of external debt has changed. Meanwhile, the ratio of public sector debt to GDP dropped from 72% in 1996 to 50.6% in 2001, but has increased since 2001, reaching 72.7% in 2009. See “National Debt”;

•	GDP has generally grown at a rate higher than average EU growth rates in the early 2000s. The GDP growth rate adjusted for calendar day effect reached 3.7% in 2006, albeit decreasing to 0.8% in 2007, 0.6% in 2008 and contracting by 6.5% in 2009. The GDP increased again by 0.2% in the first quarter of 2010, 0.8% in the second quarter of 2010 and 1.7% in the third quarter of 2010. See “The Economy — Recent Economic Performance — Gross Domestic Product”;

•	inflation decreased dramatically since the end of 1995 from 28.3% to 2.3% as of April 2006, partly as a result of the reduction of the VAT rate. However, by March 2007, the inflation rate had increased to 9.0%, mainly as a result of the increase of the VAT rate and regulated energy prices, and then decreased, reaching 2.9% in March 2009. In January 2010, the inflation rate rose to 6.4% mainly as a result of changes in VAT and excise duties, but has declined to 3.7% as of August 2010 as the effect of changes in VAT and excise duties phased out. The inflation rate increased to 4.7% as of December 2010 mainly as a result of food and energy price dynamics. See “The Economy — Recent Economic Performance — Inflation”;

•	foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR 90.5 billion as of the end of 2009. During the nine-month period ended September 30, 2010, the balance of net direct investment amounted to EUR 608.5 million outflow, compared to a EUR 1,320.4 million outflow during the same period in 2009. See “Balance of Payments and Foreign Trade — Foreign Direct Investment”; and

•	between 2002 and 2005, the general government deficit according to ESA methodology as a percentage of GDP generally decreased, reaching 7.9% of GDP in 2005, but increased to 9.4% in 2006. The government deficit as a percentage of GDP decreased in 2007 and 2008, reaching 5.0% and 3.7%, respectively, but slightly increased to 4.4% in 2009 and, according to preliminary data, declined to 3.8% in 2010.

Recent Economic Performance
     The following table sets out certain macroeconomic statistics regarding the Republic for the periods indicated:
Selected Macroeconomic Statistics

						First		Second	Third
	December 31,					quarter of		quarter of	quarter of
	2005	2006	2007	2008	2009	2010(1)		2010(1)	2010(1)
Economic Data(2)
Nominal GDP (HUF billions)	21,970.8	23,730.0	25,321.5	26,753.9	26,054.3	6,016.3		6,666.5	6,918.5
Real GDP (growth in %)	3.7	3.4	0.8	0.8	(6.7)	0.1		1.0	1.7
Real exports (growth in %)	12.8	21.8	16.2	5.7	(9.6)	15.5		15.8	13.9
Real imports (growth in %)	8.4	17.9	13.3	5.8	(14.6)	10.4		14.4	13.0
Rate of unemployment (as of the period end (%))	7.3	7.5	7.7	8.0	10.5	11.8		11.1	10.9
Consumer prices (growth in %)	3.6	3.9	8.0	6.1	4.2	6.0	(8)	5.7 (5)	5.1 (9)
Producer prices (growth in %)	4.3	6.5	0.2	5.3	4.9	(2.3	)(8)	0.9 (5)	3.4 (9)
State Budget; Public and External Debt(3)
State budget surplus (HUF billions)(4)	(1,067.6)	(2,199.0)	(1,361.4)	(893.7)	(992.6)	(609.9)		(423.7)	(55.5)
as a % of GDP	(4.9)	(9.3)	(5.4)	(3.3)	(3.8)	(10.1)		(6.4)	(0.8)
Total revenues (HUF billions)(4)	9,518.3	10,484.4	11,636.9	12,572.7	12,096.7	3,058.2		3,128.4	3,149.0
as a % of GDP	43.3	44.2	46.0	47.0	46.4	50.8		46.9	45.5
Public debt (HUF billions), unconsolidated	12,765.6	14,705.7	15,585.5	18,103.9	18,964.9	19,411.2		20,470.5	20,053.1
as a % of GDP	58.1	62.0	61.6	67.7	72.8	n/a		n/a	n/a
External public debt (HUF billions)	3,590.7	4,124.4	4,472.6	6,774.8	8,468.5	8,746.6		9,478.2	8,781.6
as a % of GDP	16.3	17.4	17.7	25.3	32.5	n/a		n/a	n/a
Balance of Payments Data(6)
Current account (EUR billions)(7)	(6.7)	(6.8)	(7.0)	(7.8)	(0.4	0.6		0.6	0.5
as a % of GDP	(7.6)	(7.6)	(6.9)	(7.4)	(0.5	n/a		n/a	n/a
Exports (EUR billions)(7)	60.0	69.2	80.9	86.6	71.7	19.3		20.9	21.7
Imports (EUR billions)(7)	61.4	70.5	80.0	86.2	66.9	17.5		19.1	20.0
NBH’s foreign exchange reserves (EUR billions)	15.7	16.4	16.4	24.0	30.7	33.9		35.2	33.7

Sources: Hungarian Central Statistical Office, NBH, Ministry of Finance

Notes:

(1)	Preliminary data.

(2)	Derived from data published by the CSO.

(3)	Derived from the government budget as published by the Ministry of Finance.

(4)	Non-consolidated data excluding local governments.

(5)	Average data for the first half of the year.

(6)	Derived from data published by the NBH.

(7)	Including goods and services.

(8)	Average of the first three months.

(9)	Average of the first nine months.
Gross Domestic Product
     The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:
Gross Domestic Product

						First	Second	Third
	For the year ended December 31,					quarter of	quarter of	quarter of
	2005	2006	2007	2008	2009	2010	2010	2010
GDP	21,970.8	23,730.0	25,321.5	26,753.9	26,054.3	6,016.3	6,666.5	6,918.5
Annual real GDP growth rate (%)(1)	3.9	3.7	0.8	0.6	(6.5	0.2	0.8	1.7
Per capita GDP (in HUF)(3)	2,175,755.6	2,354,871.0	2,515,545.2	2,663,405.3	2,597,380.8	600,784.8	666,047.5	691,646.1
U.S. Dollar Equivalents:
GDP (USD billions)(2)	110.0	112.7	137.7	155.7	128.8	31.0	30.9	31.6
Per Capita GDP (USD)(2)(3)	10,897.1	11,186.6	13,684.0	15,503.0	12,841.8	3,095.2	3,085.0	3,162.0

Source: CSO

Notes:

(1)	Data adjusted for calendar day effect.

(2)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

(3)	Calculated according to population as of the beginning of the corresponding period.
     In 2005 and 2006, the growth in domestic consumption decreased, although the decrease was offset by an increase in exports and, in 2005, an increase in investment in Hungary resulted in an increase in GDP (not adjusted for calendar-day effect) of 3.9% and 3.7% for 2005 and 2006, respectively. In 2007 and 2008, the growth rate reached only 0.8% and 0.6%, respectively. This low growth rate was mainly due to a decrease in consumption by 2.0% in 2007 and a low growth in consumption of 0.5% in 2008. Gross fixed capital formation increased by only 1.7% in 2007 and 2.9% in 2008 while exports grew by 16.2% in 2007 and 5.7% in 2008, respectively compared to the previous year.
     In 2009, GDP contracted by 6.7%. Agricultural production dropped by 15.2%, mainly as a result of less favorable weather conditions, and value added by the industry dropped by 13.1%. External and domestic demand for goods produced in Hungary dropped significantly, partly as a result of the ongoing financial crisis in Western Europe and the United States. The car industry was severely affected by the crisis, since a relatively large part of Hungarian exports in this industry are connected to the Western European car industry. The domestic demand for goods produced in Hungary diminished due to deteriorating consumer sentiment, an increasing unemployment rate and increasing debt service costs caused in part by weakening of the forint. This deterioration of domestic demand also led to a contraction of the service industry by 4.3%. A decline of 6.3% in the construction industry was primarily the result of a decline in consumer demand for newly-constructed homes. The government accelerated investments in infrastructure in part to offset this effect.

     Total consumption in 2009 fell by 5.7% due to declining business sentiment and external and domestic consumer demand, as well as a tightening of credit conditions. These factors also contributed to the sharp decline in investment activities, a decline in gross capital formation by 27.1%, and a decline of gross fixed capital formation by 8.0% (which was aggravated by a decline in inventories). Net exports grew significantly, reducing the 10.8% contraction in domestic use to a 6.7% drop in GDP. As a result of the crisis in Western Europe, exports declined by 9.6% despite moderate wage growth in Hungary and a significant weakening of the forint that increased competitiveness of Hungarian companies. Imports fell at an even higher pace of 14.6%, primarily due to three factors — the import content of both exports and investments was relatively high, a decrease in investments and exports led to a significant drop in imports, and contracting consumption aggravated the decline in import demand. As a result of these three factors, the decline in imports outpaced that of exports, leading to an improvement in the external trade balance.
     In the first three quarters of 2010, GDP increased by 0.9%. Value added by the agricultural industry fell further as a result of bad weather conditions, with the sector contracting by 14.3%. As external demand strengthened significantly, value added by the industry sector (i.e., manufacturing, mining and quarrying, and electricity) increased by 8.6%. The low base also contributed to the relatively high growth rate. Construction contracted by 8.8% as many public infrastructure projects have ended and home construction continued to struggle due to continuing tightened credit constraints. The value added by the service sector contracted by 0.2%. The unemployment rate and consumer sentiment did not further deteriorate significantly and, as a result, domestic demand stabilized.
     Domestic use diminished slightly by 1.7% in the first three quarters of 2010. Consumption decreased by 2.0%. Gross fixed capital formation contracted by 3.8% , stabilizing as a result of some improvement in investor sentiment. Gross capital formation decreased only by 0.1% due to a positive change in inventories. Net exports turned the contraction of domestic use into a growth of total GDP. Exports grew by 15.0% partly as a result of the improving state of economy in Western Europe, and partly as a result of the low base. The dynamics of imports lagged behind that of exports due to weak investment sentiment and stagnating consumption, as import demand from investment and consumption still faltered. A 12.6% growth in imports was mainly the result of the increasing import content of exports.
     The following table shows the sector composition of GDP in each of the periods indicated:
Sector Composition of GDP(1)

						First	Second	Third
	December 31,					quarter of	quarter of	quarter of
	2005	2006	2007	2008	2009	2010	2010	2010
	(percentage of contribution)
Agriculture, forestry and fishing	3.6	3.5	3.4	3.6	2.8	2.0	2.5	3.6
Mining and quarrying, manufacturing and electricity	21.7	22.0	21.6	21.3	21.2	22.9	23.1	22.5
Of which:
Manufacturing	19.1	19.7	19.0	18.5	18.1	19.1	20.1	19.7
Construction	4.1	4.1	3.9	3.8	3.7	2.3	3.3	3.9
Services, total	56.3	57.0	56.7	56.7	57.0	57.0	55.5	54.4
Of which:
Trade, repair, hotels and restaurants	10.5	10.8	11.3	11.5	11.2	9.6	11.1	10.9
Transport, storage and communication	6.6	6.6	7.0	6.6	6.7	6.7	6.6	6.4
Financial intermediation and real estate activities	19.0	19.7	19.2	19.5	19.9	20.0	19.1	19.3

						First	Second	Third
	December 31,					quarter of	quarter of	quarter of
	2005	2006	2007	2008	2009	2010	2010	2010
	(percentage of contribution)
Agriculture, forestry and fishing	3.6	3.5	3.4	3.6	2.8	2.0	2.5	3.6
Public administration, education, health and social services	16.4	16.0	15.2	15.2	15.3	16.9	14.6	13.9
Other community, social and personal service activities	3.8	3.8	4.0	3.8	3.9	3.8	4.2	4.0
GDP, total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO

Note:

(1) Indirect taxes are not included.
Inflation
     The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:
Inflation

	2005	2006	2007	2008	2009
	(%)
CPI (yearly average)	3.6	3.9	8.0	6.1	4.2
CPI (year-on-year)	3.3	6.5	7.4	3.5	5.6
PPI (yearly average)	4.3	6.5	0.2	5.3	4.9
PPI (year-on-year)	4.7	4.5	1.6	5.8	1.3

Source: CSO
     Deregulation since 1990 has led to a high rate of inflation in Hungary. This rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the change in monetary regime in May 2001.
     The reduction of inflation in 2005 resulted from a diminution in the effect of the VAT and excise duty increases, favorable global market conditions, the relatively strong and stable forint/Euro exchange rate and lower food prices caused by a good harvest in 2004 and 2005 due to favorable weather conditions. As of January 1, 2006, the general VAT rate of 25% was reduced to 20%. In the first months of 2006, the inflation rate decreased significantly, reaching 2.3% in April 2006, but then the inflation rate increased due to higher energy and food prices, as well as the depreciating forint and an increase in the VAT rate, reaching 6.5% in December 2006. In the first half of 2007, the inflation rate increased significantly, reaching 9.0% in March 2007, mainly as a result of base effect and a significant increase in regulated prices. The twelve-month inflation rate declined to 3.5% in December 2008 mainly as a result of weak domestic demand and appreciation of the forint in the summer of 2008. The inflation rate then declined further to 2.9% in March 2009, but increased again, reaching 6.4% in January 2010 mainly as a result of VAT and excise duty changes. The inflation rate decelerated to 3.7% in August 2010 as the effect of changes in VAT and excise duties phased out. The inflation rate increased to 4.2% in November 2010 mainly as a result of increasing energy and food prices. The yearly average inflation for the year 2010 reached 4.9%.

Price Regulation
     As of the end of 2008, approximately 80% of all prices in Hungary were unregulated. The main categories of products and services that continue to have regulated prices are: electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.
     In line with relevant EU Directives, the Republic intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004. The entire energy sector has been deregulated, including the residential segment; however, if electricity is provided by a so-called universal service provider, retail electricity prices are capped by regulation. In February 2006, Parliament approved a bill on the temporary regulation of prices paid by Magyar Villamos Mûvek Zrt. (“MVM,” a state-owned energy company in Hungary) for energy produced by power plants. Under the current rules, deadline for deregulation of the postal services is the end of 2012.
Wages
     The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:
Wages

						First ten
						months of
	2005	2006	2007	2008	2009	2010
	(%)
Nominal net wage index	10.1	7.6	3.0	7.0	1.8	7.9
Real wage index	6.3	3.6	(4.6)	(0.8)	(2.3)	2.8

Source: CSO
     As a result of a Government decision, the customary “13th month salary” for public employees for 2004 was paid in January 2005, rather than in December 2004. During 2005 and the first half of 2006, real wages grew significantly, but in the second half of 2006, the real wages index decreased. In 2007, real wages dropped by 4.6% compared to 2006, mainly as a result of the higher tax burden and increasing inflation rate. In 2008 and 2009, real wages dropped by 0.8% and 2.3%, respectively, primarily as a result of a strict income policy in the public sector. In the first ten months of 2010, there was a 2.8% increase in net real wages mainly as a result of a lower tax burden.
     As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a generally immobile labor force (due to a general reluctance to relocate to other parts of the country) have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases as compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions, the development of transportation infrastructure and of human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.
Employment
     The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Unemployment

						First three
						quarters of
	2005	2006	2007	2008	2009	2010
	(annual average, %)
Employed	50.5	50.9	50.9	50.3	49.2	49.1
Unemployed	3.9	4.1	4.0	4.3	5.5	6.2
Unemployment rate(1)	7.2	7.5	7.4	7.8	10.0	11.3

Source: CSO

Note:

(1) Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization.
     The unemployment rate in 2004 (calculated using the guidelines of the International Labor Organization) was 6.1%, but the rate increased to 7.2% for 2005 and 7.5% for 2006. The increase compared to the rate of 2004 was partly due to the increase in the “activity rate” (i.e. the number of persons registered with the Government as being eligible to work). The unemployment rate declined to 7.4% in 2007 and increased to 7.8% in 2008. In 2009, the unemployment rate increased to 10.0% and in the first three quarters of 2010 the unemployment rate reached 11.3%, primarily as a result of lay-offs, especially in the private sector. In previous years, the activity rate was generally lower partly due to the low mobility of the workforce in Hungary. Economic development has generally not been uniform throughout Hungary since 1990, with generally a higher concentration of jobs in Budapest and the central region of Hungary. High commuting costs (in terms of both time and the financial burden) generally discourage potential employees from traveling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary’s workforce. This trend has been steadily decreasing, as new infrastructure investments (particularly Hungary’s highway construction projects) have brought new investment and job opportunities to less developed regions of Hungary, thereby increasing the activity rate. Furthermore, relatively high levels of taxation have led to the formation of a relatively large “grey economy,” with many employers avoiding adequate reporting of their activities (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary. Labor unions are generally stronger in the public sectors of the economy in Hungary.
     The increase of activity rate has been an important policy of the Government. The Government has taken a number of steps to reduce the unemployment rate. In order to help reduce the social contributions burden of the workforce and the importance of the so-called “grey economy,” the monthly flat-rate health care contribution was reduced from HUF 3,450 to HUF 1,950 beginning as of November 2005. As of January 1, 2010, the fixed monthly health care contribution of HUF 1,950 per employee paid by employers was abolished. (See “Public Finance — Health Care System”) In addition, new laws were passed, which took effect as of August 1, 2005, making it easier to employ part-time employees. Furthermore, the Government introduced several initiatives aimed at helping currently unemployed workers find employment, including job-search assistance programs and adult vocational training programs. Lastly, the Government initiated the “START” program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employer contribution discounts to employers hiring graduates under a certain age and certain other potential first-time employees.
     The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Composition of Employment by Sector

	2005	2006	2007	2008	2009
	(in thousands of persons)
Agriculture, hunting and forestry, fishing	98.2	93.9	89.9	86.8	n/a
Of which:
Forestry, logging and related service activities	8.7	8.8	9.2	8.6	n/a
Industry	762.9	752.5	745.6	747.3	n/a
Of which:
Mining and quarrying	5.2	4.9	4.7	4.7	n/a
Manufacturing	700.6	692.8	692.4	696.1	n/a
Electricity, gas and water supply	57.1	54.8	48.5	46.5	n/a
Construction	132.9	141.4	129.6	125.5	n/a
Wholesale and retail trade; repair of motor vehicles and household goods	341.9	350.7	355.0	365.1	n/a
Hotels and restaurants	82.7	81.6	86.3	88.6	n/a
Transport, storage and communication	222.2	220.1	214.6	211.5	n/a
Financial intermediation	56.9	60.5	67.0	70.4	n/a
Real estate, renting and business activities	212.8	219.8	234.8	252.8	n/a
Public administration and defense; compulsory social security	317.7	312.4	267.7	262.9	n/a
Education	255.1	253.6	273.4	266.9	n/a
Health and social services	220.4	216.9	210.0	201.5	n/a
Of which:
Human health activities	142.2	137.8	128.9	120.7	n/a
Social work activities	77.5	78.4	80.8	80.5	n/a
Other community, social and personal service activities	82.9	86.8	86.7	83.2	n/a
National economy total	2,786.6	2,790.2	2,760.7	2,762.5	n/a
Of which:
Business sector	1,923.2	1,934.5	1,933.3	1,953.2	n/a
Budgetary institutions	805.9	788.3	748.6	722.0	n/a

Source: CSO
Composition of Employment by Sector(1)

								First
					First	Second	Third	three
					quarter of	quarter of	quarter of	quarters
	2006	2007	2008	2009	2010	2010	2010	of 2010
	(in thousands of persons)
Agriculture, forestry and fishing	89.3	85.4	84.2	82.8	74.1	79.2	79.0	77.4
Of which: forestry and logging	8.6	9.0	8.5	9.0	9.2	10.7	9.9	9.9
Industry (excluding water and waste management)	722.7	716.5	717.0	636.4	612.0	625.8	637.4	625.0
Of which:
Mining and quarrying	6.5	6.3	5.0	4.4	4.0	4.1	4.1	4.1
Electricity, gas, steam and air conditioning supply	33.3	28.7	26.6	25.7	24.9	25.1	25.0	25.0
Water supply; sewerage, waste management and remediation activities	47.3	46.1	44.9	45.2	42.8	44.9	45.6	44.4
Manufacturing, mining and other industry	770.0	762.6	761.9	681.6	654.8	670.6	682.9	669.5
Construction	146.5	135.3	127.9	117.8	109.2	119.0	123.8	117.3

								First
					First	Second	Third	three
					quarter of	quarter of	quarter of	quarters
	2006	2007	2008	2009	2010	2010	2010	of 2010
	(in thousands of persons)
Wholesale and retail trade; repair of motor vehicles and motorcycles	349.7	353.9	365.3	345.4	341.4	344.4	344.5	343.4
Transportation and storage	201.5	195.9	191.9	186.2	184.1	185.0	185.4	184.8
Accommodation and food service activities	82.3	87.2	87.9	80.4	79.8	85.9	86.4	84.0
Information and communication	54.9	58.3	59.8	65.3	65.4	66.1	66.8	66.1
Financial and insurance activities	61.3	67.7	72.4	70.2	67.4	67.3	67.5	67.4
Real estate activities	29.1	29.7	31.8	29.6	27.9	30.2	30.1	29.4
Professional, scientific and technical activities	62.6	66.7	72.6	72.5	74.2	75.5	75.5	75.1
Administrative and support service activities	100.6	108.5	118.9	109.9	126.1	132.7	138.5	132.4
Public administration and defense; compulsory social security	312.5	267.8	262.6	293.5	257.7	268.5	265.6	263.9
Education	253.4	273.1	259.5	256.5	267.3	266.8	262.5	265.5
Human health and social services	215.8	209.3	209.5	213.3	238.6	269.0	272.9	260.2
Of which:
Human health activities	137.7	128.8	117.2	118.8	118.3	118.4	117.9	118.2
Social services	78.2	80.5	92.4	94.5	120.3	150.6	155.0	141.9
Arts, entertainment and recreation	40.8	42.0	38.1	37.7	35.7	36.8	36.9	36.5
Other service activities	19.9	17.4	17.5	17.8	20.6	21.3	21.5	21.1
National economy total	2,790.2	2,760.6	2,761.9	2,660.7	2,624.2	2,718.3	2,739.8	2,694.1
Of which:
Business sector	1,934.5	1,933.3	1,952.6	1,821.9	1,778.6	1,828.2	1,852.2	1,819.7
Budgetary institutions	788.3	748.6	722.0	747.9	747.0	787.7	783.3	772.7

Source: CSO

Note:

(1) As of January 1, 2008, CSO used a new breakdown by sector.
Principal Sectors of the Economy
Industry
     The following table indicates the gross production indices by industry sector for the periods indicated:
Gross Production Indices by Industry(1)

					First	Second	Third
					quarter of	quarter of	quarter of
	2006	2007	2008	2009	2010	2010	2010
	(volume indices, the volume of the previous year = 100)
Agriculture, forestry, fishing	93.4	78.3	154.5	84.8	88.6	85.1	84.8
Mining and quarrying, manufacturing and electricity	106.1	106.0	99.9	86.9	103.6	111.4	110.8
Of which:

					First	Second	Third
					quarter of	quarter of	quarter of
	2006	2007	2008	2009	2010	2010	2010
	(volume indices, the volume of the previous year = 100)
Manufacturing	106.9	106.9	99.4	85.7	105.2	113.2	112.5
Construction	100.7	93.4	89.8	93.7	91.9	85.8	95.8
Services, total	103.9	100.2	99.2	95.7	99.5	99.5	100.4
Trade, repair, hotels and restaurants	108.2	104.6	97.8	89.2	96.7	96.5	101.9
Transport, storage and communications	105.8	105.5	96.3	94.6	102.1	103.6	102.3
Financial intermediation and real estate activities	104.5	98.6	101.7	97.8	100.2	100.0	99.7
Public administration, education, health and social services	100.3	96.2	99.6	97.6	98.3	97.9	99.5
Other community, social and personal service activities	101.7	103.3	94.7	98.5	104.1	104.0	100.7
Gross domestic product, total (at purchaser’s price)	103.6	100.8	100.8	93.3	100.1	101.0	101.7

Source: CSO

Note:

(1) Data unadjusted for calendar day effect.
     Industry. In 2009, industrial gross production fell by 17.8%, and total sales declined by 15.7%. In the last five years, industrial export sales amounted to approximately half of the total sales of the sector. In 2009, export sales decreased by 18.8%, while domestic sales fell by 12.5%. In the first ten months of 2010, export sales increased by 15.9%, while domestic sales dropped by 2.8%. As a result, total sales grew by 6.3%, and gross production increased by 10.0%. In 2009, more than 90% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.5% of the total industry’s production, and the value of production of electricity, gas, steam and air conditioning supply amounted to 8.2% of the total industrial production.
     Manufacturing. In 2009, gross production in the manufacturing sector declined by 8.4% and total sales decreased by 17.7%. In 2009, export sales in manufacturing declined by 19.1%, while domestic sales dropped by 14.6%. In the first ten months of 2010, export sales grew by 15.6%, while domestic sales decreased by 0.9%. As a result, total sales increased by 10.1%, and gross production grew by 11.3%. In 2009, approximately 40% of the manufacturing production was attributable to the subsector of manufacture of computer, electronic and optical products and the subsector of manufacture of transport equipment.
     Manufacture of computer, electronic and optical products. Gross production in this subsector declined by 14.5% and total sales decreased by 14.2% in 2009. In 2009, export sales in this subsector dropped by 13.8%, while domestic sales dropped sharply by 19.4%. In the first ten months of 2010, export sales grew by 15.5%, while domestic sales increased significantly by 32.9%. As a result, total sales increased by 16.4% and gross production grew by 18.3%.
     Manufacture of transport equipment. Gross production in this subsector fell by 29.4% and total sales declined by 28.6% in 2009. In 2009, export sales in this subsector decreased by 28.5%, while domestic sales dropped by 29.6%. In the first ten months of 2010, export sales grew by 19.3%, and domestic sales diminished by 3.5%. As a result, total sales increased by 16.9% and gross production grew by 18.8%.
     Energy. Energy imports declined by 18.9% in 2009 compared to 2008. The volume of imports increased significantly compared to the years preceding 2008. The export of energy decreased by 26.1% compared to 2008. The two most important energy products are oil and gas.
     Oil and gas. The volume of crude oil and refined oil imports in 2009 decreased significantly compared to 2008. The volume of oil imports declined by 14% compared to the previous year. The volume of gas imports in 2009 decreased by 16% compared to 2008.

     Energy, gas and water supply. In 2009, the total energy consumption amounted to 1,040 PetaJoule, which was 7.7% less than in 2008. Domestic energy production covered 38% of the total consumption, and imports covered 62%. The volume of domestic production increased by 2.3% in 2009 compared to 2008. Production from renewable energy sources amounted to 18% of the total domestic production. In 2009, approximately 38% of Hungary’s total energy demand was supplied by domestic energy sources; 9.4% of the total energy consumed was produced from coal; and approximately 67.8% of energy consumption consisted of hydrocarbon which was imported primarily from Russia.
     The Republic’s primary external source of energy is the gas and oil imported from Russia. In 2009, disputes between Russia and the Ukraine over the pricing of natural gas supplies and transit fees from Russia resulted in Russia’s cessation of natural gas deliveries to European Union countries, including Hungary, for approximately two weeks. Although the Republic primarily compensated for the energy shortage through its gas reserves, the service interruption had some adverse impact on certain sectors, including industrials.
     The Republic is taking measures to reduce future disruptions in its energy supply by diversifying its external and internal energy sources and routes of delivery and further accumulating gas reserves. Hungary is currently maintaining a reserve of at least a 12-week supply of oil in compliance with OECD requirements. A construction project that is currently under way would provide a direct gas pipeline from Russia to Hungary. In addition, the European Union is negotiating for the construction of a gas pipeline from the Caspian region, Middle East and Egypt, which, if completed, would provide a direct gas supply to Hungary. Also, the Republic operates a nuclear power plant and has some renewable energy sources, such as the ability to produce biomass and geothermal energy, as well as wind and solar energy, although its capacity for utilizing hydropower is limited due to the geographic properties of the Republic. In an effort to reduce Europe’s dependence on imported energy sources, the European Commission has set target levels and dates for EU members to attain renewable energy sources, designating a 13% target for Hungary to achieve by 2020.
     The Ministry of Transport, Telecommunication and Energy is also aiming to create and maintain a competitive electricity market and to fully liberalize the sector, in accordance with EU Directives. All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized.
     The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary in each of the years 2005 through 2009:
Composition of Consumption of Energy Resources

	2005	2006	2007	2008	2009
	(%)
Coal	10.9	11.6	12.6	12.1	9.4
Hydrocarbon	69.7	68.5	67.5	67.2	67.8
Of which:
Crude oil and petroleum products	25.8	26.8	27.5	27.3	31.9
Natural gas	43.9	41.7	40.0	39.9	35.9
Other resources	19.4	19.9	19.9	20.7	22.8

Total	100.0	100.0	100.0	100.0	100.0

Of which:
Domestic	37.1	37.2	37.8	38.5	37.8
Imports	62.9	62.8	62.2	61.5	62.2

Source: Hungarian Energy Office

Construction
     In 2009, the output of the construction sector decreased by 4.3% compared to 2008, mainly as a result of a decline in the construction of dwellings, commercial and office buildings, although civil engineering works increased due to road and highway works and subway construction, public utility works and railway reconstructions. Compared to 2008, the construction of buildings fell by 12.6%, while civil engineering works increased by 6.2%. The output of the construction sector in the first ten months of 2010 fell by 10.7% compared to the same period in 2009, mainly as a result of a decrease in public infrastructure projects. Civil engineering construction fell by 15.1% and building construction dropped by 6.7% in the first ten months of 2010 compared to the corresponding period in 2009.
Service Industries
     Gross value added by services fell by 4.3% in 2009 and by 0.2% in the first three quarters of 2010. The decline in the services industry in 2009 as compared to 2008 was primarily the result of a weak domestic demand. In 2009, all the subsectors contracted. The subsector of public administration, education, health and social services and the subsector of other community, social and personal service activities contracted by 2.4% and 1.5% respectively; the subsector of transport, storage and communication, and the subsector of trade repair, hotels and restaurants declined by 5.4% and 10.8%, respectively. The subsector of financial intermediation and real estate activities dropped by 2.2%. In the first three quarters of 2010, the decline in the services sector continued, decreasing by 0.2% compared to the corresponding period in 2009, as domestic demand deteriorated. The subsector of trade repair, hotels and restaurants fell by 1.6%, and the subsector of public administration, education, health and social services declined by 1.4%. The subsector of financial intermediation and real estate activities stagnated. The subsector of other community, social and personal service activities, and the subsector of transport, storage and communication increased only by 2.9% and 2.7%, respectively, as a result of relatively weak domestic demand.
     The following table sets forth the composition of the service industry per individual sub-sector for the periods indicated:
Composition of Service Industry per Sub-Sector

						First	Second	Third
	December 31,					quarter of	quarter of	quarter of
	2005	2006	2007	2008	2009	2010	2010	2010
Trade, repair, hotels and restaurants	18.6	19.0	19.9	20.3	19.6	16.9	19.9	19.9
Transport, storage and communications	11.8	11.6	12.3	11.7	11.7	11.8	11.8	11.8
Financial intermediation and real estate activities	33.8	34.7	33.9	34.3	34.9	35.1	34.4	35.4
Public administration, education, health and social services	29.1	28.1	26.8	26.9	26.9	29.6	26.3	25.6
Other community, social and personal service activities	6.8	6.7	7.0	6.8	6.9	6.6	7.5	7.3

Services, total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO

Agriculture
     The amount of harvested grain decreased from 16.8 million tons in 2008 (close to the record high harvest of 16.8 million in the year 2004) to 13.5 million tons in 2009 due to less favorable weather conditions. Production of maize amounted to 7.5 million tons. Among the grains, the average yield of maize dropped by 14.3% compared to the previous year, but was close to the average of the previous five years, and the average yield of wheat decreased by 21.9% compared to 2008. Compared to the 2004-2008 average, the average yield of wheat in 2009 fell by 12.4%. In 2009, the total amount of sugar beet harvest grew by 20.8%, the amount of harvested sunflower, rape seed, alfalfa hay and potatoes fell by 14.2%, 11.3%, 20.9 and 20.5%, respectively, compared to the harvested amounts in the year 2008.
Infrastructure
     Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main roadways (forming part of the Trans-European Network), three corridor branches and various railways and waterways cross Hungary. With Budapest as a hub, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for South-Eastern Europe towards the West and the East. However, compared to Western European countries, the transportation network in Hungary is less developed, suffering from a shortage of bridges, a lack of transversal connections, poor quality in infrastructure and a low proportion of expressways.
     As at the end of 2009, the national road network of the Republic was 31,377 km long, of which motorways account for approximately 911 km.
     In 2006, all infrastructure investments of the State Highway Management Company Limited by Shares (Állami Autópálya Kezelõ Zrt., the “ÁAK Zrt.”) were assumed by National Motorway Company Limited by Shares (Nemzeti Autópálya Zrt., the “NA Zrt.,” currently National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztõ Zrt., the “NIF Zrt.”)). Despite the public-private partnership (“PPP”) type financing plans, all investments were financed through bank loans, the majority of which were assumed by the central budget at the end of 2006.
     In 2007, the Government changed its previous plan relating to “Program Motorways” which was expected to be constructed by the ÁAK Zrt. using a PPP framework. The development of the road network became a state task, and the Government decided to finance the construction from the central budget. Infrastructure projects are managed by NIF Zrt., while the maintenance of motorways are the responsibility of ÁAK Zrt. Accordingly, a program for the development of transportation for the years 2008 through 2013 was established that utilizes both the sources derived from the New Development Plan and the PPP framework.
     Hungary has one international airport (Ferihegy International Airport in Budapest) that currently meets the majority of the air traffic needs of the country. Since May 2006, several transportation companies provided aerial transportation services between European cities and airports at Sármellék, Debrecen, Gyõr-Pér and Pécs-Pogány. In line with international trends, the traffic at Ferihegy International Airport has steadily been increasing over the last several years.
     Navigation is possible along 1,600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.
     The telecommunications sector’s level of development, in both wireline and wireless communication, approaches the average level of other EU members. However, compared to Western European countries, the internet connectivity is relatively low, the structure of the information-communications services market is not up to date and the proportion of broadband access is relatively low.
     On October 4, 2010, a reservoir wall collapsed at the MAL Zrt. aluminum plant in Ajka, in the western region of the Republic, resulting in injuries and fatalities from the toxic waste spill. According to government estimates, the damage amounts to HUF 55 billion, or 0.2% of GDP. On October 6, 2010, the Government declared a state of danger for the area affected by the toxic waste spill. On October 12, 2010, the Government acquired temporary control of MAL Zrt. to mitigate the consequences of the accident and prevent further incident. A Government Commissioner was appointed to make immediate business decisions for, and manage the affairs of, MAL Zrt.

PRIVATIZATION
Status of Privatization Efforts
     Since 1990, the Republic has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelõ Zrt., or “ÁPV Zrt.”) manages these sales.
     Most of the larger companies involved in the privatization program have already been partially or fully privatized. As of the end of 2006, only 83 companies were left for full privatization. Permanent government control is anticipated for 36 companies. The scope of property, which is required to remain state-owned in the long term is defined by law as follows:
•	national public utility service providers;

•	property or companies of strategic importance for the national economy; and

•	property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.
     From 2003 to 2005, the Government announced an ambitious privatization program aimed at selling several state-owned companies. In 2003, both Postabank and Konzumbank were fully privatized and FHB (Land Credit and Mortgage Bank) was partially privatized. In 2004, MOL (Hungarian Oil Company) and Dunaferr (a steel company) and Hungaropharma (a pharmaceutical company) were partially privatized. Additionally, an exchangeable bond was issued on shares of Richter (a pharmaceutical company). In 2004, revenues of about HUF 413 billion were raised through privatizations, and HUF 209 billion were paid to the central budget as a result of the privatization program.
     In 2005, ÁPV Zrt. began the tender process for the partial privatization of Antenna Hungária, one of the principal radio and television broadcasting companies operating in Hungary, in a two-stage privatization tender, and the privatization of Budapest Airport Rt. (“Budapest Airport”), the operator of Ferihegy Airport, Hungary’s only international airport. The two sales raised HUF 46.75 billion (EUR 191 million) and HUF 464.5 billion (EUR 1.83 billion), respectively.
     In 2006 and 2007, the full privatization of both MOL and FHB was completed.
     On January 1, 2008, the Republic consolidated its asset management and privatization operations into one entity, Magyar Nemzeti Vagyonkezelõ Zrt. (“MNV Zrt.”), combining ÁPV Zrt., the Nemzeti Földalap (National Land Fund) and KVI (National Treasury Directorate).
     After two earlier attempts to privatize Malev Hungarian Airlines (“Malev”) in 1997 and 2007, respectively, on February 26, 2010, the Republic reacquired a 95% interest in Malev in order to provide financial stability to the Hungarian national airline following the bankruptcy of an indirect shareholder during the global economic crisis. The Republic was involved in the equity increase of Malev in part by purchasing new shares and in part by a non-capital contribution through the conversion of earlier debts. As a result, the Republic acquired a stake in the company with a total value of HUF 25.2 billion.
Methods of Privatization Used
     Hungary is unique among Central European countries in that a large majority of its privatizations were conducted through public tenders, with sales for cash consideration. These outright sales, often to strategic long-term investors, were successful in bringing new management and know-how to many Hungarian enterprises. Public offerings played an important and successful role in the privatization process.
     In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the Government decided to offer the shares of

FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. The offering was completed in June and July 2003, and the shares of FORRÁS Trust and Investment Company were listed on the Budapest Stock Exchange.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
     The following table sets out the balance of payments of Hungary for the periods indicated:
Balance of Payments(1)

						First	First	First
						Quarter	Quarter	Quarter
	December 31,					of	of	of
	2005	2006	2007	2008	2009	2010	2010	2010
	(EUR millions)
I. Current account, credit	65,286.0	75,742.7	88,218.2	93,223.8	78,693.6	21,174.1	22,708.0	23,449.9
debit	71,995.5	82,574.2	95,183.2	100,996.0	79,122.5	20,608.4	22,123.9	22,973.2
net	(6,709.5)	(6,831.4)	(6,965.0)	(7,772.2)	(428.9)	565.7	584.1	476.7
1. Goods, net	(2,540.4)	(2,457.6)	(139.2)	(564.9)	3,351.8	1,233.8	1,192.9	966.2
1.1. Exports	49,671.2	58,372.3	68,370.5	72,739.4	58,373.5	16,077.4	17,367.7	17,905.5
1.2. Imports	52,211.7	60,829.9	68,509.8	73,304.3	55,021.7	14,843.6	16,174.9	16,939.3
2. Services total, credit	10,351.2	10,875.0	12,575.0	13,818.8	13,289.7	3,258.2	3,504.8	3,843.7
debit	9,218.7	9,645.9	11,525.6	12,858.6	11,923.7	2,662.5	2,893.8	3,099.7
net	1,132.5	1,229.2	1,049.4	960.1	1,365.9	595.7	611.0	744.0
3. Income, credit	2,844.8	3,834.2	4,314.3	4,857.6	4,587.6	1,212.5	1,145.7	1,095.5
debit	7,864.2	9,131.9	11,686.1	12,429.0	10,088.5	2,429.2	2,603.0	2,447.8
net	(5,019.3)	(5,297.7)	(7,371.7)	(7,571.4)	(5,500.9)	(1,216.7)	(1,457.2)	(1,352.3)
4. Current transfers, credit	2,418.7	2,661.2	2,958.3	1,808.0	2,442.9	626.0	689.8	605.3
debit	2,700.9	2,966.5	3,461.7	2,404.1	2,088.6	673.1	452.3	486.4
net	(282.2)	(305.3)	(503.4)	(596.0)	354.3	(47.1)	237.5	118.9
II. Capital account, credit	694.5	1,014.0	1,031.8	1,049.3	1,657.9	539.1	415.9	459.7
debit	95.8	328.8	323.6	33.2	475.5	87.0	26.7	20.8
net	598.7	685.2	708.2	1,016.1	1,182.4	452.1	389.2	438.9
5. Capital transfers, credit	654.7	937.2	877.1	928.1	1,650.1	537.9	415.0	459.4
debit	68.6	267.2	88.2	9.6	47.1	62.4	9.1	0.0
net	586.1	670.0	788.9	918.5	1,603.0	475.4	405.9	459.3
6. Acquisition/disposal of non-produced, non-financial assets, credit	39.8	76.8	154.7	121.2	7.8	1.3	0.9	0.4
debit	27.2	61.6	235.3	23.5	428.5	24.5	17.6	20.8
net	12.6	15.2	(80.6)	97.6	(420.7)	(23.3)	(16.7)	(20.4)
III. Financial account (2)	12,007.4	8,841.5	6,662.7	16,954.6	4,891.5	2,576.1	(73.0)	(1,138.3)
7. Direct investment, net	4,416.6	2,327.5	209.3	2,801.6	(158.5)	(668.5)	(543.5)	603.5
7.1. Abroad	(1,755.5)	(3,126.9)	(2,642.8)	(2,095.0)	(1,708.6)	(806.1)	460,0	-383,1)
7.1.1. Equity capital and reinvested earnings, net	(1,932.8)	(2,880.3)	(2,513.3)	(2,147.4)	(1,095.9)	26.9	(307.4)	(404.3)
7.1.1.1. Equity capital, net	(1,837.3)	(2,189.7)	(1,877.7)	(2,683.8)	(922.3)	(169.7)	(157.4)	(295.4)
7.1.1.2. Reinvested earnings, net	(95.5)	(690.7)	(635.6)	536.4	(173.6)	196.7	(150.0)	(108.9)
7.1.2. Other capital, net	177.3	(246.5)	(129.5)	52.4	(612.6)	(833.1)	767.4	21.2
7.1.2.1. Assets, net	(88.0)	(225.3)	(114.5)	(149.8)	(783.6)	(621.0)	801.5	(15.8)
7.1.2.2. Liabilities, net	265.3	(21.2)	(15.0)	202.1	171.0	(212.0)	(34.0)	37.0
7.2. In Hungary	6,172.1	5,454.4	2,852.1	4,896.6	1,550.1	137.7	(1,003.6)	986.6
7.2.1. Equity capital and reinvested earnings, net	5,884.1	2,834.0	3,118.5	4,596.9	(1,528.1)	684.6	(1,307.2)	2,335.9
7.2.1.1. Equity capital, net	3,966.2	1,475.3	844.0	3,261.0	(2,326.0)	379.6	272.9	1,334.9

						First	First	First
						Quarter	Quarter	Quarter
	December 31,					of	of	of
	2005	2006	2007	2008	2009	2010	2010	2010
	(EUR millions)
7.2.1.2. Reinvested earnings, net	1,917.9	1,358.6	2,274.5	1,335.9	797.8	305.0	(1,580.1)	1,001.0
7.2.2. Other capital, net	288.0	2,620.4	(266.4)	299.7	3,078.2	(546.9)	303.6	(1,349.3)
7.2.2.1. Assets, net	(482.9)	(474.5)	(3,744.0)	(2,062.5)	(3,664.4)	(310.6)	31.2	559.7
7.2.2.2. Liabilities, net	770.9	3,094.9	3,477.6	2,362.2	6,742.6	(236.3)	272.5	(1,909.0)
8. Portfolio investment	3,501.7	5,087.1	(1,626.8)	(2,482.0)	(3,318.2)	2,543.3	(1,129.9)	(712.5)
8.1. Assets, net	(1,020.0)	(1,891.6)	(2,125.0)	(2,516.8)	(737.8)	(125.0)	67.7	(171.0)
8.1.1. Equity securities, net	(583.5)	(1,522.8)	(1,884.6)	(2,191.4)	(799.6)	(267.7)	50.7	(182.2)
8.1.2. Bonds and notes, net	(409.3)	(378.2)	(233.3)	(319.8)	81.3	135.8	13.6	1.0
8.1.3. Money market instruments, net	(27.2)	9.3	(7.1)	(5.6)	(19.5)	6.9	3.4	10.2
8.2. Liabilities, net	4,521.7	6,978.7	498.2	34.8	(2,580.4)	2,668.2	(1,197.7)	(541.5)
8.2.1. Equity securities, net	(28.6)	704.1	(3,634.9)	(260.2)	715.5	295.7	(258.0)	(146.5)
8.2.2. Bonds and notes, net	4,813.1	6,081.8	4,054.1	300.5	(3,399.9)	976.9	(34.0)	(1,218.0)
8.2.3. Money market instruments, net	(262.8)	192.8	79.0	(5.6)	103.9	1,395.6	(905.7)	823.1
9. Financial derivatives	(113.5)	134.5	838.3	(671.4)	659.0	(30.8)	387.6	(213.6)
9.1. Assets, net	2,905.1	3,622.0	4,616.1	7,888.4	5,611.2	1,017.3	1,242.5	1,501.9
9.2. Liabilities, net	(3,018.6)	(3,487.5)	(3,777.9)	(8,559.7)	(4,952.2)	(1,048.1)	(854.8)	(1,715.5)
10. Other investment, net	4,202.6	1,292.4	7,242.0	17,306.4	7,709.3	732.1	1,212.8	(815.8)
10.1. Assets, net	(1,935.8)	(4,740.0)	(3,911.3)	(2,074.8)	(351.1)	418.5	50.0	(480.9)
10.1.1. Short-term, net	(1,015.9)	(4,137.3)	(1,221.6)	1,028.2	(915.0)	110.3	84.1	(920.2)
10.1.2. Long-term, net	(919.9)	(602.8)	(2,689.7)	(3,103.0)	563.9	308.2	(34.1)	439.4
10.2. Liabilities, net	6,138.4	6,032.4	11,153.3	19,381.3	8,060.3	313.6	1,162.8	(334.9)
10.2.1. Short-term, net	3,253.7	2,121.0	5,863.8	2,753.9	68.0	791.4	2,771.9	(197.9)
10.2.2. Long-term, net	2,884.8	3,911.5	5,289.4	16,627.3	7,992.3	(477.8)	(1,609.1)	(136.9)
IV. Net errors and omissions	(1,989.0)	(1,727.6)	(271.7)	(2,522.4)	(159.1)	(683.8)	55.7	(924.7)
V. Overall balance	3,907.6	967.6	134.2	7,676.1	5,485.9	2,910.2	956.0	(1,147.4)
VI. International reserves	(3,907.6)	(967.6)	(134.2)	(7,676.1)	(5,485.9)	(2,910.2)	(956.0)	1,147.4

Source: NBH

(1)	In 2008 and 2010, there were methodological changes in the calculation of the balance of payments statistics, as discussed in further detail below.

(2)	Excluding international reserves.
     The current account deficit decreased from EUR 7,772 million in 2008 to EUR 429 million in 2009 largely due to an increase in the net export of goods and services, a decreasing net outflow of income and an increasing net inflow of current transfers. During 2009, net direct investment was close to zero and the net outflow was EUR 158 million.
     In the first quarter of 2010, the current account showed a sufficit of EUR 566 million compared to a deficit of EUR 582 million in the first quarter of 2009. In the second quarter of 2010, the current account surplus amounted to EUR 584 million compared to the second quarter of 2009, in which the current account sufficit amounted to EUR 161 million. In the third quarter of 2010, the current account surplus amounted to EUR 477 million compared to the third quarter of 2009, in which the current account sufficit amounted to EUR 393 million. See “—Foreign Direct Investment.”

Methodological Changes in Calculation of Balance of Payments Statistics
     In 2010, the Republic implemented the methodological changes described below with respect to the calculation of the balance of payments statistics.
1.	Changes in the balance of trade in goods resulting from a new method of delivery terms
•	The balance of payments method applies the value of goods at the customs border of the exporting country, while the primary source of data (i.e., the CSO’s foreign trade statistics) uses the prices charged for delivery at the Hungarian border (i.e. the value at the Hungarian border). While the two values are the same with respect to exports, the import value shown by the foreign trade sector is greater than what is required by the balance of payments method. Consequently, the import data compiled by the CSO is applied for the purposes of financial accounts following a terms of delivery adjustment. This is done in accordance with the means used for the GDP compilation, where turnover is credited by the value of goods as recorded at the border of the exporting country.

In recent years, terms of delivery adjustment was carried out using an average adjustment factor at the national economy level in connection with financial accounts and GDP; however, the adjustment factor is reviewed from time to time due to changes in the structure of foreign trade. In 2009, the CSO and NBH launched the review process and the changes in the applied methodology. As a result, adjustments have been made in the financial accounts, reflecting higher import figures for the period from 2005 through 2010.
2.	Retroactive data revisions
•	No direct sources of data are available for deposits made and loans borrowed abroad by Hungarian households. In 2010, a methodological change was implemented to retroactively adjust the statistics to reflect data (on an estimated basis) on deposits made and loans borrowed abroad by Hungarian households by using alternative data sources, including:
•	quarterly data from the monetary statistics of Oesterreichische Nationalbank and Deutsche Bundesbank on deposits and loans of Hungarian households;

•	annual data from the monetary statistics of the Swiss National Bank on deposits of Hungarian clients;

•	information supplied on the interest income of Hungarian private individuals by financial service providers, as well as information supplied to the Hungarian Tax and Financial Control Administration on the annual interest income of Hungarian private individuals pursuant to Council Directive 2003/48/EC; and

•	cumulative data from the balance of payment statistics and from previous cash-flow reports and carried over receivables and liabilities attributed to non-member states of the European Economic Area.
•	Changes to the Republic’s data collection system in 2008 resulted in a new method for estimating commercial loans. Prior to 2008, the current account primarily showed the CSO numbers for external trade, while the data for financial account originated from the CSO data shown under goods and were based on an algorithm created from cash-flow reports of banks made to NBH relating to goods. The new data collection system introduced in 2008 relies on CSO data under goods, using it as a data source in accordance with international standards.

Based on the data gathered by the revised data collection system, it was determined that the time series for the commercial loans obtained by the data collection system did not coincide with the new data reported. Consequently, it was necessary to modify the time series for commercial loans for the period from 2004 through 2008. The estimation relied on balance of payment statistics reported directly after 2008, plus on the data on goods recorded in the current account. The estimate modified the times series for both trade credit receivables and trade credit debts.

•	Prior to 2008, the data collection system did not provide accurate information on declared but unpaid dividends, resulting in an accumulated debt for the period prior to 2008 relating to non-financial companies. After the introduction of the new data collection system, the NBH concluded that no additional debts resulted from approved and unpaid dividends and, accordingly, reduced the debts from approved and unpaid dividends that were recognized for the period from 2004 through 2008.
3.	Effects of a significant corporate restructuring during the fourth quarter of 2009
•	In 2009, a restructuring by a multinational company of its Hungarian branch resulted in a revaluation of the branch in excess of its book value. For statistical recording purposes, the NBH approved the revaluated amount and recorded the data on the transactions and the international investment positions accordingly. Although the transaction has no impact on the total direct investments made in Hungary in the balance of payments statistics, the revalued amount shown under shares and other equity are recorded as net disinvestment (expenditure), while the inflow of capital of the same value appears under shares and equity and other capital transactions (as an increase in intra-group loan liabilities). In the statistics, the volume of direct investment in Hungary shows significant growth due to the overvaluation. The value of shares and other equity resulting from the above transactions and reflecting the new ownership structure does not differ significantly from the value prior to the revaluation. The difference between the original equity and the revalued capital is shown as a loan liability, as a result of which the intra-group loan liability increases significantly.
Foreign Trade
     The following table sets forth Hungary’s trade in goods by territory for the periods indicated:
Exports

						Countries
	European					joining
	Union		Non-EU			the EU		Asian	American
	countries		countries	Total	EU-15	after 2004		countries	countries
	(EUR millions)
2005	38,263	(1)	11,788	50,052	32,782	5,481	(1)	2,388	1,834
2006	46,632	(2)	12,303	58,935	36,130	10,502	(2)	3,117	2,003
2007	54,588	(2)	14,416	69,004	41,271	13,317	(2)	3,346	2,047
2008	57,504	(2)	15,876	73,380	42,204	15,300	(2)	3,756	2,194
2009	46,652	(1)	12,487	59,139	34,982	11,670	(1)	3,272	1,799
2010Q1	12,817	(1)	3,486	16,303	9,729	3,088	(1)	1,057	439
2010Q2	13,749	(1)	3,918	17,668	10,244	3,505	(1)	1,116	556
2010Q3	13,723	(1)	4,457	18,180	10,101	3,622	(1)	1,199	588

Source: CSO

Note:

(1)	Excluding Bulgaria and Romania.

(2)	Including Bulgaria and Romania.

					Machinery
	Food,		Fuels,		and
	beverages,	Crude	electric	Manufactured	transport
	tobacco	materials	energy	goods	equipment	Total
	(EUR millions)
2005	2,891	993	1,365	13,816	30,987	50,052
2006	3,241	1,119	1,460	16,238	36,877	58,935
2007	4,320	1,314	2,003	18,288	43,079	69,004
2008	4,909	1,726	2,751	19,498	44,496	73,380
2009	4,271	1,301	1,523	16,314	35,729	59,139
2010Q1	1,088	378	483	4,453	9,901	16,303
2010Q2	1,120	410	537	4,900	10,701	17,668
2010Q3	1,247	435	559	5,042	10,896	18,180

Source: CSO
Imports

						Countries
	European					joining
	Union		Non-EU			the EU		Asian	American
	countries		countries	Total	EU-15	after 2004		countries	countries
	(EUR millions)
2005	36,112	(1)	16,844	52,956	30,778	5,334	(1)	8,885	1,219
2006	43,175	(2)	18,140	61,314	34,906	8,269	(2)	9,667	1,296
2007	48,226	(2)	20,898	69,124	38,548	9,677	(2)	11,815	1,490
2008	50,344	(2)	23,356	73,700	39,541	10,803	(2)	11,778	1,751
2009	38,089	(1)	17,313	55,401	29,617	8,471	(1)	9,846	1,530
2010Q1	10,195	(1)	4,653	14,849	7,997	2,198	(1)	2,597	387
2010Q2	11,134	(1)	5,128	16,262	8,645	2,489	(1)	2,936	412
2010Q3	11,531	(1)	5,476	17,007	8,878	2,653	(1)	3,175	419

Source: CSO

Note:

(1)	Excluding Bulgaria and Romania.

(2)	Including Bulgaria and Romania.

	Food,				Machinery
	beverages,	Crude	Fuels, electric	Manufactured	and transport
	tobacco	materials	energy	goods	equipment	Total
	(EUR millions)
2005	2,163	946	5,391	17,409	27,047	52,956
2006	2,433	1,037	6,753	19,782	31,309	61,314
2007	2,885	1,169	6,615	22,197	36,259	69,124
2008	3,422	1,422	9,393	23,305	36,155	73,700
2009	3,046	897	6,055	17,893	27,510	55,401
2010Q1	731	288	1,637	4,793	7,400	14,849
2010Q2	767	335	1,735	5,226	8,199	16,262
2010Q3	819	382	1,818	5,447	8,542	17,007

Source: CSO

     Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 78.9% and 77.3% of Hungary’s exports and 68.8% and 68.3% of imports in 2009 and the first nine months of 2010, respectively.
Trade Policy
     Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into the global trading system.
     EU. Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following the Republic’s accession to the EU, and the country gained membership in the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement within the framework of the WTO). Further, by virtue of the Republic’s membership in the EU, it is also a member of the European Economic Area (“EEA”), along with Norway, Iceland, and Lichtenstein and the other EU-member countries.
     Bilateral Trade Agreements. In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.
Foreign Direct Investment
     The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:
Foreign Direct Investment

						First	Second	Third
			December 31,			quarter of	quarter of	quarter of
	2005	2006	2007	2008	2009	2010	2010	2010
	(EUR millions)
Direct investment
Abroad	(1,755.5)	(3,126.9)	(2,642.8)	(2,095.0)	(1,708.6)	(806.1)	460.0	(383.1)
Equity capital and reinvested earnings, net	(1,932.8)	(2,880.3)	(2,513.3)	(2,147.4)	(1,095.9)	26.9	(307.4)	(404.3)
Other capital, net	177.3	(246.5)	(129.5)	52.4	(612.6)	(833.1)	767.4	21.2
In Hungary	6,172.1	5,454.4	2,852.1	4,896.6	1,550.1	137.7	(1,003.6)	986.6
Equity capital and reinvested earnings, net	5,884.1	2,834.0	3,118.5	4,596.9	(1,528.1)	684.6	(1,307.2)	2,335.9
Other capital, net	288.0	2,620.4	(266.4)	299.7	3,078.2	(546.9)	303.6	(1,349.3)
Net direct investment	4,416.6	2,327.5	209.3	2,801.6	(158.5)	(668.5)	(543.5)	603.5

Source: NBH
     In 2005 and 2006, net FDI inflow was significantly higher than in 2003 due to a favorable global and regional investment environment. However, in 2007, the net FDI inflow was significantly lower than in 2006, partly as a result of a less favorable global investment environment. In 2008, the volume of net FDI increased to the pre-2007 levels. In 2009, the volume of net FDI was close to zero and the net outflow was EUR 158 million. The contraction in 2009 was primarily the result of credit constraints and deteriorating investor confidence and economic performance in Hungary as a result of the global financial crisis. Although the Republic’s FDI abroad dropped significantly, it was relatively higher than FDI in Hungary, resulting in a negative net direct investment in 2009. As of December 31, 2009, the cumulative FDI was EUR 90.5 billion, which constituted 97% of the GDP in 2009. The first three quarters of 2010 continued to show a negative net direct investment due to continued unfavorable economic conditions.
     The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the nine months ended September 30, 2010 as compared to the same period in 2009:
Foreign Direct Investment

	Nine months ended September 30,
	2009	2010	% change
	(EUR millions)
Direct investment, net	(1,320.4)	(608.5)	46.1
Abroad, net	(1,014.1)	(729.2)	71.9
Equity capital and reinvested earnings, net	(778.0)	(684.8)	88.0
Equity capital, net	(600.2)	(622.6)	103.7
Reinvested earnings, net	(177.8)	(62.2)	35.0
Other capital, net	(236.1)	(44.4)	18.8
Assets, net	(225.3)	164.7	(73.1)
Liabilities, net	(10.8)	(209.1)	1,941.7
In Hungary, net	(306.3)	120.7	(39.4)
Equity capital and reinvested earnings, net	791.2	1,713.3	216.6
Equity capital, net	1,456.3	1,987.4	136.5
Reinvested earnings, net	(665.1.)	(274.0)	41.2
Other capital, net	(1,097.4)	(1,592.6)	145.1
Assets, net	(3,657.6)	280.2	(7.7)
Liabilities, net	2,560.2	(1,872.8)	(73.2)

Source: NBH
     During the nine-month period ended September 30, 2010, the balance of net direct investment showed an outflow of EUR 608 million compared to the EUR 1,320 million net outflow during the same period of 2009.
     Direct investment abroad in the first nine months of 2010 generated a net outflow of EUR 729 million, while in the same period in 2009 direct investment abroad generated a net capital outflow of EUR 1,014 million. The decrease in the outflow was primarily a result of the EUR 44 million net capital outflow with respect to net other capital abroad in the first nine months of 2010, while net other capital abroad in the same period of 2009 generated EUR 236 million capital outflow. With respect to net equity capital abroad, there was a net capital outflow of EUR 623 million in the first nine months of 2010, while during the same period of 2009 the net capital outflow with respect to net equity capital abroad amounted to EUR 600 million. In the first nine months of 2010, there was a net capital outflow of EUR 62 million with respect to reinvested earnings abroad, while during the same period in 2009 there was a net capital outflow of EUR 178 million with respect to reinvested earnings abroad.
     Direct investment in Hungary in the first nine months of 2010 generated a net inflow of EUR 121 million, while in the same period in 2009 direct investment in Hungary generated a net capital outflow of EUR 306 million. The turning of outflow into an inflow was primarily a result of the EUR 1,987 million net capital inflow with respect to net equity capital movements in Hungary in the first nine months of 2010, while net equity capital movements in Hungary in the same period of 2009 generated EUR 1,456 million capital inflow. In the first nine months of 2010, there was a net capital outflow of EUR 274 million with respect to reinvested earnings in Hungary, while during the same period in 2009 there was a capital outflow of EUR 665 million with respect to reinvested earnings in Hungary. With respect to net other capital in Hungary, there was a net capital outflow of EUR 1,593 million in the first nine months of 2010, while during the same period in 2009, the net capital outflow with respect to net other capital in Hungary amounted to EUR 1,097 million.
     In recent years, reinvested earnings in Hungary and FDI in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.
Foreign Direct Investment by Industry(1)
FDI flows (equity capital) abroad by economic activity, net (excluding SPEs)

	2005	2006	2007	2008	2009
	(EUR millions)
Agriculture, Hunting and Forestry	0.4	0.3	(0.9)	3.4	(0.2)
Fishing	0.0	0.0	0.0	0.0	0.0
Mining and Quarrying	0.0	0.3	0.0	(0.1)	0.0
Manufacturing	775.3	82.7	673.1	1,088.0	364.0.
Of which:
Food Products, Beverages and Tobacco	2.5	0.9	1.6	0.0	0.0
Textiles and Textile Products	0.0	0.3	0.1	0.7	(1.0)
Leather and Leather Products	0.0	0.0	0.0	0.0	0.0
Wood and Wood Products	0.2	0.0	0.0	0.0	0.2
Paper and Paper Products; Publishing and Printing	7.1	8.8	5.2	19.9	0.0
Coke, Refined Petroleum Products and Nuclear Fuel	111.3	(16.9)	566.7	927.3	303.4
Chemicals and Chemical Products	5.7	32.8	81.3	54.9	20.6
Rubber and Plastic Products	3.6	(0.1)	3.4	0.6	12.6
Other Non-Metallic Mineral Products	1.8	40.0	10.5	(6.6)	13.4
Basic Metals and Fabricated Metal Products	0.4	1.1	0.5	9.7	(14.1)
Machinery and Equipment	0.1	0.9	0.0	1.6	0.1
Electrical and Optical Equipment	642.4	2.4	3.8	79.9	28.4
Transport Equipment	0.0	12.7	0.1	0.1	0.3
Manufacturing Not Elsewhere Classified	0.0	0.0	0.0	0.0	0.0
Electricity, Gas and Water Supply	0.0	0.2	39.0	17.2	6.8
Construction	3.0	1.2	1.3	0.9	21.4
Services	994.9	2,095.2	1,093.4	1,573.6	530.3
Wholesale and Retail Trade; Repair of Vehicles	367.9	308.8	121.8	165.9	5.1
Hotels and Restaurants	2.9	6.4	(3.9)	0.0 .	0.0
Transport, Storage, Postal Services and Communications	138.0	11.1	10.0	29.4	9.3

	2005	2006	2007	2008	2009
	(EUR millions)
Financial Intermediation	288.9	1,541.3	216.6	355.8	287.6
Of which:
Monetary Intermediation	278.6	1,526.3	199.1	426.9	4.5
Other Financial Intermediation	0.7	3.1	(1.3)	32.1	279.5
Insurance Companies, Pension Funds	9.4	11.4	13.8	(105.7)	3.4
Real Estate Activities and Business Activities	197.1	219.9	747.1	1,015.5	228.4
Of which:
Real Estate	9.3	28.4	19.4	4.8	23.7
Computer Activities	0.2	0.0	2.5	31.2	(0.2)
Other Business Activities	187.7	191.4	724.5	979.5	204.8
Of which:
Manag. Holding Companies	189.1	139.5	659.9	373.7	232.8
Other Services	0.0	7.9	1.8	6.8	0.0
Not Allocated Economic Activity	15.0	(5.3)	4.6	0.0	0.0
Purchase and Sale of Real Estate, Direct Investment of Households Abroad	48.8	15.0	67.3	0.8	0.0

Total	1,837.3	2,189.7	1,877.7	2,683.8	922.3

FDI flows (equity capital) in Hungary by economic activity, net (excluding SPEs)

	2005	2006	2007	2008	2009
	(EUR millions)
Agriculture, Hunting and Forestry	5.6	2.7	21.0	2.7	11.7
Fishing	0.0	0.0	0.0	0.0	0.0
Mining and quarrying	2.5	25.1	26.7	18.4	39.0
Manufacturing	371.5	209.5	1,549.7	143.2.	(419.7)
Of which:
Food Products, Beverages and Tobacco	43.7	19.5	30.7	30.6	60.8
Textiles and Textile Products	2.8	1.4	8.3	1.3	0.3
Leather and Leather Products	0.0	0.0	0.3	(0.1)	0.0)
Wood and Wood Products	2.8	16.8	0.2	(62.5)	20.4
Paper and Paper Products; Publishing and Printing	48.6	1.8	39.2	(12.0)	41.6
Coke, Refined Petroleum Products and Nuclear Fuel	0.0	379.1	1,236.5	0.0.	0.0)
Chemicals and Chemical Products	6.9	(327.4)	(124.2)	11.1	26.5
Rubber and Plastic Products	28.0	101.0	130.1	(36.8)	5.2
Other Non-Metallic Mineral Products	93.9	111.3	10.1	32.9	77.0
Basic Metals and Fabricated Metal Products	(3.9)	(18.2)	104.7	28.9	51.7

	2005	2006	2007	2008	2009
	(EUR millions)
Machinery and Equipment	20.9	45.6	0.6	63.3	(1,035.2)
Electrical and Optical Equipment	104.9	(175.9)	72.4	59.1	316.4
Transport Equipment	19.1	51.0	40.0	27.2	15.7
Manufacturing Not Elsewhere Classified	3.8	3.7	0.8	0.2	(0.1)
Electricity, Gas and Water Supply	(0.1)	117.3	(9.9)	57.2	1.3
Construction	29.6	5.2	38.0	145.3	3.7
Services	3,337.4	823.2	(1,119.3)	2,634.1	(2,008.9)
Wholesale and Retail Trade; Repair of Vehicles	639.0	738.3	22.8	(154.5)	168.1
Hotels and Restaurants	(15.3)	2.4	19.7	8.5	(0.8)
Transport, Storage, Postal Services and Communications	341.9	133.3	7.2	449.9	244.8
Financial Intermediation	63.4	304.7	353.2	761.1	257.0
Of which:
Monetary Intermediation	22.0	319.1	321.8	113.6	232.1
Other Financial Intermediation	11.8	(1.5)	13.9	38.8	13.5
Insurance Companies, Pension Funds	23.4	(14.7)	12.6	605.2	15.6
Real Estate Activities and Business Activities	2,298.4	(371.5)	(1,539.2)	1,522.8	(2,676.7)
Of which:
Real Estate	204.8	118.9	205.8	486.1	126.9
Computer Activities	3.0	15.4	84.9	11.8	(4.9)
Other Business Activities	2,078.9	(521.3)	(1,831.3)	1,009.0	(2,797.2)
Of which:
Manag. Holding Companies	2,001.4	262.2	(2,481.7)	412.1	504.5
Other Services	10.0	16.0	17.0	46.3	(1.3)
Not Allocated Economic Activity	52.2	43.4	52.7	0.0	0.0
Purchase and Sale of Real Estate, Direct Investment of Households Abroad	167.5	248.9	285.1	260.1	47.0

Total	3,966.2	1.475.3	844.0	3,261.0	(2,326.0)

     The following table sets forth the composition of net FDI into the Republic according to the country of origin for the periods indicated:
Foreign Direct Investment by Country of Origin(1)
FDI flows (equity capital) abroad by the investments’ country, net (excluding SPEs)

	2005	2006	2007	2008	2009
	(EUR millions)
Europe	1,272.7	2,110.1	1,774.1	1,676.5	413.2
Albania	0.0	0.1	0.0	0.0	0.0
Austria	15.1	6.0	26.8	24.5	(33.8)

	2005	2006	2007	2008	2009
	(EUR millions)
Belgium	4.9	(0.9)	0.3	0.0	0.0
Belarus	0.0	0.0	0.0	0.0	0.0
Bulgaria	8.7	73.7	43.0	(46.0)	11.7
Cyprus	18.4	25.4	56.2	162.7	(48.5)
Czech Republic	2.9	9.1	46.8	37.7	1.7
Denmark	0.0	0.2	0.2	0.0	0.0
United Kingdom	1.5	44.9	646.9	(571.3)	0.0
Estonia	0.0	0.0	0.0	0.0	0.0
Finland	0.0	0.2	0.1	0.0	0.0
France	8.8	0.7	(2.8)	1.5	2.7
Greece	0.5	0.0	0.0	0.0	0.0
Netherlands	643.0	57.6	42.6	(658.7)	75.2
Croatia	245.4	2.9	57.3	908.9	32.4
Iceland	0.0	0.0	0.0	0.0	0.0
Ireland	(1.6)	(1.7)	0.0	0.0	(0.1)
Poland	2.1	30.5	3.2	9.9	4.2
Latvia	0.0	0.0	0.0	0.0	0.0
Liechtenstein	2.1	8.4	5.4	0.0	0.0
Lithuania	0.0	0.0	0.0	0.0	0.0
Luxemburg	(21.9)	(0.1)	114.0	810.2	(38.7)
Macedonia	(0.1)	0.0	0.0	0.0	0.0
Malta	0.9	0.5	0.0	0.0	0.0
Montenegro	n/a	n/a	5.9	15.0	15.0
Germany	19.3	4.9	32.0	5.4	0.4
Norway	0.0	0.1	(0.4)	0.0	0.0
Italy	1.9	0.4	470.9	0.0	5.9
Russia	0.6	383.8	33.6	185.4	(4.9)
Portugal	0.0	0.0	0.0	0.0	(14.0)
Romania	137.3	113.5	59.1	34.9	37.0
Spain	2.4	0.8	(0.8)	4.5	2.1
Switzerland	7.0	353.9	33.7	449.4	296.3
Sweden	(0.2)	0.2	0.3	0.0	0.0
Serbia and Montenegro	160.0	315.5	n/a	n/a	n/a
Serbia	n/a	n/a	29.6	17.3	15.1
Slovakia	9.6	32.4	7.3	(44.1)	(12.7)
Slovenia	0.4	(0.3)	2.1	152.6	1.5
Turkey	0.0	(0.1)	0.0	10.6	0.3
Ukraine	3.2	650.7	40.9	154.8	64.4
America	12.0	51.8	23.8	959.6	266.9
North America	12.0	51.1	21.4	1.5	(5.1)
United States	12.2	50.6	21.2	1.5	(5.1)
Canada	(0.2)	0.5	0.3	0.0	0.0
Central America	0.1	0.6	2.2	874.6	235.2
Mexico	0.0	0.3	0.0	0.0	0.0
South America	0.0	0.1	0.2	83.6	36.8
Argentina	0.0	0.0	0.1	5.2	0.0
Brazil	0.0	0.1	0.1	78.3	36.8

	2005	2006	2007	2008	2009
	(EUR millions)
Chile	0.0	0.0	0.0	0.0	0.0
Columbia	0.0	0.0	0.0	0.0	0.0
Uruguay	0.0	0.0	0.0	0.0	0.0
Venezuela	0.0	0.0	0.0	0.0	0.0
Asia	538.9	6.8	55.3	34.1	239.1
Near and Middle East	0.9	2.1	47.5	29.6	211.7
Iran, Islamic Republic of	0.0	0.0	0.0	0.0	0.0
Israel	0.7	3.0	47.3	29.6	0.0
Other Asian Countries	537.9	4.7	7.8	4.5	27.4
South Korea	533.6	0.0	0.0	(1.0)	6.0
Philippines	0.0	0.0	0.0	0.0	0.0
Hong Kong	1.2	0.0	0.0	0.0	0.0
India	0.8	0.0	0.0	0.0	0.0
Indonesia	0.0	0.0	0.0	0.0	0.0
Japan	0.1	1.0	6.5	0.4	0.0
China	2.0	3.4	1.0	5.0	2.5
Malaysia	0.0	0.0	0.0	0.0	18.9
Singapore	0.3	0.0	0.0	0.0	0.1
Taiwan	0.0	0.0	(0.1)	0.0	0.0
Thailand	0.0	0.2	0.0	0.0	0.0
Africa	0.7	(0.3)	3.7	1.0	0.0
North Africa	0.1	0.0	0.0	0.0	0.0
Egypt	0.0	0.0	0.0	0.0	0.0
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	0.6	(0.3)	3.7	1.0	0.0
South Africa	(0.3)	(0.2)	0.1	0.0	0.0
Oceania & Polar Regions	0.5	0.6	0.5	0.0	0.0
Australia	0.4	0.5	0.4	0.0	0.0
New Zealand	0.1	0.1	0.1	0.0	0.0
International Organizations	0.0	0.0	0.0	0.0	0.0
Not allocated	12.4	20.6	20.4	12.6	3.0

Total	1,837.3	2,189.7	1,877.7	2,683.8	922.3

FDI flows (equity capital) in Hungary by the investors’ country, net (excluding SPEs)

	2005	2006	2007	2008	2009
	(EUR millions)
Europe	3,767.3	1,429.2	836.3	3,134.7	(2,577.5)
Albania	0.0	0.0	0.0	0.0	0.0
Austria	118.6	252.0	1,494.6	1,199.6.	(441.7)
Belgium	2.6	60.2	76.2	20.5	104.2
Belarus	0.0	0.0	0.0	0.0	0.1
Bulgaria	0.2	0.0	0.2	0.0	0.0
Cyprus	14.0	32.2	(96.5)	448.6	(31.8)
Czech Republic	16.6	3.5	27.2	5.1	(16.7)
Denmark	8.7	87.2	(3.5)	109.0	130.4

	2005	2006	2007	2008	2009
	(EUR millions)
United Kingdom	2,458.1	(145.3)	(1,900.8)	2.2	27.9
Estonia	0.0	0.0	0.0	0.0	0.0
Finland	6.1	7.3	8.3	25.3	24.3
France	86.5	54.3	71.9	746.7	109.5
Greece	0.3	1.0	0.8	0.0	0.0
Netherlands	380.1	(390.1)	310.8	952.8	575.6
Croatia	0.2	(0.5)	40.3	5.3	(0.5)
Iceland	0.7	(0.1)	0.1	0.0	0.0
Ireland	45.8	64.6	15.7	8.8	0.7
Poland	3.2	4.2	10.6	37.5	7.0
Latvia	0.6	(0.9)	0.1	0.0	0.0
Liechtenstein	15.6	2.8	(18.3)	9.0	38.4
Lithuania	0.0	0.1	0.5	0.0	0.0
Luxemburg	24.9	50.9	52.0	532.0	(4,448.1)
Macedonia	0.0	0.0	1.1	0.0	0.0
Malta	0.2	0.4	0.8	0.0	0.0
Montenegro	n/a	n/a	n/a	0.0	0.0
Germany	286.1	1,211.0	580.6.	(667.6)	77.8
Norway	0.9	0.8	0.9	9.2	0.0
Italy	22.9	30.3	132.6	(97.3)	20.0
Russia	0.4	4.4	1.3	(671.5)	785.6
Portugal	0.4	0.1	71.8	0.0	3.8
Romania	1.7	7.6	0.6	5.4	98.1
Spain	13.7	46.0	233.4	22.3	8.2
Switzerland	247.8	26.2	(311.0)	413.4	462.0
Sweden	9.2	(0.5)	8.2	5.9	22.9
Serbia and Montenegro	0.2	3.2	n/a	n/a	n/a
Serbia	n/a	n/a	(0.1)	8.0	3.5
Slovakia	2.7	3.2	1.1	(11.2)	0.0)
Slovenia	0.2	1.9	3.9	1.6	(0.2)
Turkey	0.8	10.3	4.5	0.9	(0.8)
Ukraine	2.5	0.3	0.4	0.0	0.0
America	40.2	(50.1)	(51.4)	11.8	35.9
North America	30.8	(122.4)	61.2	(425.7)	4.8
United States	29.4	149.1	60.7	(461.8)	(4.6)
Canada	1.3	(271.5)	0.5	36.1	9.4
Central America	8.5	72.5	(112.8)	435.8	31.2
Mexico	0.0	0.0	0.0	0.0	0.0
South America	0.9	(0.2)	0.3	1.7	0.0
Argentina	0.2	0.0	0.1	0.0	0.0
Brazil	0.1	0.0	0.1	0.0	0.0
Chile	0.0	0.0	0.0	0.0	0.0
Columbia	0.0	(0.2)	0.0	1.7	0.0
Uruguay	0.5	0.0	0.0	0.0	0.0
Venezuela	0.0	0.0	0.1	0.0	0.0
Asia	119.4	81.2	13.8	82.4	179.3
Near and Middle East	(23.0)	(2.7)	14.3	(2.8)	(11.2)

	2005	2006	2007	2008	2009
	(EUR millions)
Iran. Islamic Republic of	0.1	0.1	0.5	0.0	0.0
Israel	(23.2)	(5.1)	2.6	(7.4)	(11.2)
Other Asian Countries	142.4	83.9	(0.5)	85.3	190.5
South Korea	4.9	37.7	0.3	1.6	0.0
Philippines	0.0	0.0	0.0	0.0	0.0
Hong Kong	3.3	0.2	(1.9)	1.8	96.4
India	0.3	0.1	0.0	0.0	0.0
Indonesia	0.1	0.0	0.1	0.0	0.0
Japan	132.4	43.5	(1.5)	17.4	11.1
China	5.3	4.7	1.7	0.9	0.0)
Malaysia	0.0	(0.1)	0.0	64.3	(2.8)
Singapore	(4.2)	0.9	0.1	(0.7)	85.8
Taiwan	0.0	(3.4)	0.0	0.0	0.0
Thailand	0.0	0.0	0.0	0.0	0.0
Africa	1.9	(2.5)	(0.7)	29.0	33.6
North Africa	0.2	0.2	0.0	0.0	0.0
Egypt	0.1	0.1	0.0	0.0	0.0
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	1.7	(2.7)	(0.7)	29.0	33.6
South Africa	(0.1)	0.0	0.0	8.1	32.7
Oceania & Polar Regions	(0.1)	(17.8)	(0.4)	3.1	2.8
Australia	(0.1)	(1.3)	(0.3)	0.0	0.0
New Zealand	0.0	0.1	(0.1)	3.1	2.8
International Organizations	1.3	0.0	0.0	0.0	0.0
Not allocated	36.3	35.3	46.3	0.0	0.0

Total	3,966.2	1,475.3	844.0	3,261.0	(2,326.0)

Source: NBH

Note:

(1) Reinvested profits are not included.
Foreign Exchange Reserves
     The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:
Gold and Foreign Exchange Reserves

	December 31,
	2005	2006	2007	2008	2009	2010
	(EUR millions)
International net gold reserves(1)	42.9	47.6	55.8	61.0	75.9	104.3
Foreign exchange(2)	15,678.4	16,349.1	16,329.7	23,979.1	30,600.5	33,570.2

Total	15,721.3	16,396.8	16,385.5	24,040.1	30,676.4	33,674.5

Source: NBH

Notes:

(1) Gold valued at London rates fixed on the relevant date.

(2)	Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

MONETARY AND FINANCIAL SYSTEM
National Bank of Hungary
     The NBH is the central bank of Hungary. The independence of the NBH and the members of its decision-making bodies in carrying out the tasks and meeting their obligations is provided for by Act LVIII of 2001 on the National Bank of Hungary (the “National Bank Act”). The NBH’s primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the Government. These instruments include:
•	setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility) and the setting of rates for overnight deposit and lending facilities;

•	establishing the minimum reserve requirements for commercial banks;

•	conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

•	determining and implementing the exchange rate policy in agreement with the Government.
     The NBH is a company limited by shares, with a registered capital of HUF 10 billion. The NBH is wholly owned by the Republic and is regulated by the National Bank Act. The supreme body of the NBH is the General Assembly, and the Finance Minister represents the Republic as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every two weeks and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.
     In accordance with the latest regulation of the National Bank Act as amended in 2007, the number of Monetary Council members must be a minimum of five and maximum of seven. According to the new regulation, the Governor of the NBH, the Deputy Governors of the NBH and four other members can become a member of the Monetary Council. However, the other members of the Monetary Council nominated earlier are entitled to serve their term in office until the end of their respective mandates. Therefore, currently the Monetary Council consists of seven members.
     On December 22, 2010, the Government approved the proposal of an amendment to the National Bank Act that would modify the appointment procedure of the members of the Monetary Council (other than the Governor and the Deputy Governors of the NBH, who are members of the Council by virtue of their position). Currently, two members of the Monetary Council are nominated by the Governor and two other members are nominated by the Prime Minister, and all are appointed by the President of the Republic. According to the proposed amendment, the four Monetary Council members may be nominated by the Committee on the Economy and Information Technology (a Parliamentary committee) and elected by members of Parliament. The criteria for the appointment of Monetary Council members and the rules guaranteeing their independence with regards to tenure of office, grounds for dismissal and conflicts of interest would remain unchanged. The proposed amendment was submitted to the Parliament on January 13, 2011 and is expected to be debated by the members of Parliament in the next Parliamentary session commencing on February 14, 2011.
     On December 21, 2006, the NBH decided to issue two-week bonds instead of accepting two-week deposits. According to the evaluation of the NBH, the measure had no effect on the conduct of monetary policy. The reason for the change was to enhance the development of the financial sector and the liquidity management of the banks.
Monetary Policy
     As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation margin. See “—

Exchange Rate Policy.” The inflation target is 3% for each year following 2006. The NBH tolerates a deviation of plus or minus 1% from the inflation target.
     The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band is its two-week deposit facility. The NBH periodically accepts unlimited two-week deposits at the central bank base rate (i.e., the main official interest rate). Furthermore, the NBH reduces the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate. The width of the band is plus or minus 0.5% (the active overnight repo rate is 0.5% above and the passive overnight deposit rate is 0.5% below the official rate).
     The following table sets forth indicative interest rates of the NBH as of the dates shown:
Selected Interest Rates

	December 31,
	2005	2006	2007	2008	2009	2010
NBH base rate(1)	6.0	8.0	7.5	10.0	6.25	5.75
Real rate(2)	2.6	1.4	0.7	6.3	0.6	1.5	(3)

Sources: Central Statistical Office, NBH

Notes:

(1)	Two-week rate.

(2)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) — 1, where interest rates are expressed as decimal numbers.

(3)	Calculated according to the latest available (December 2010) CPI data.
     The central bank base rate stood at 6.0% at the end of 2005. Since June 2006, the NBH raised the base rate gradually, due to higher inflation risks. As of December 31, 2006, the central bank base rate stood at 8.00%. As inflation prospects improved in mid-2007, the NBH started to reduce the central bank base rate. As of December 31, 2007, the base rate was 7.50%. Since April 1, 2008, the NBH started raising the base rate gradually, due to higher inflation risks. On October 22, 2008, the central bank increased the central bank base rate by 300 basis points. In November 2008, the central bank reduced the central bank base rate by 50 basis points, and in December 2008, the central bank base rate was reduced twice, by 50 basis points each time. As of December 31, 2008, the central bank base rate was 10.00%. During 2009, the central bank cut the central bank base rate by 375 basis points. On December 31, 2009, the base rate stood at 6.25%. In the first half of 2010, the central bank gradually cut the central bank base rate by 100 basis points. On each of November 30, 2010, December 21, 2010 and January 25, 2011, the Monetary Council raised the central bank base rate by 25 basis points, resulting in a base rate of 5.50%, 5.75% and 6.00%, respectively, due to upside risks to inflation.
     The NBH’s target inflation rate for 2005 and 2006 was 4% and 3.5%, respectively, in each case plus or minus 1%. The twelve-month inflation rate for 2005 was 3.3%, thus the NBH achieved the targeted rate. The 12-month inflation rate for 2006 was 6.5%, thus the NBH missed the targeted rate mainly as a result of the new fiscal policy. The Government and the central bank set an inflation target of 3% plus or minus 1% for 2007 and thereafter. The annual average inflation for the year 2008 exceeded significantly the inflation target and amounted to 6.1%, mainly as a result of increasing global oil prices and rising food prices caused by poor harvest in 2007. The 12-month inflation rate for 2009 was 3.7% and, according to the latest Quarterly Report on Inflation, published on December 1, 2010, there is a high probability of not achieving the 2010, 2011 and 2012 inflation targets, in each case primarily, as a result of cost push shocks (i.e. price level increases caused by the growing prices of inputs, such as energy, raw materials and labor)and a strengthening of domestic consumer demand. In the Report on Inflation, the NBH estimated that the average annual inflation for 2010, 2011 and 2012 would be 4.9%, 4.0% and 3.3%, respectively, which is higher than the 3% long-term inflation target rate.

     Since 2001, the NBH has also reformed the minimum reserves system. The required reserve ratio was reduced from 17% in 1995 to 5% in August 2002. The cut in the effective reserve ratio was intended to contribute to the narrowing of the spread between deposit and lending rates. In parallel with the reduction of the minimum reserves ratio, the NBH gradually increased the interest rate paid on the reserves. Since May 1, 2004 (the date of the Republic’s accession to the EU), the reserves carry an interest rate equal to the central bank base rate. This increase in interest on reserves was instituted with a view to increasing the profitability of the banks and to help eliminate the indirect taxation of banks in accordance with the guidelines of the European Central Bank (the “ECB”). On November 24, 2008, the Monetary Council decided to reduce the reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. The 2% reserve ratio applied by the NBH is equal to the reserve ratio applied by the ECB. On September 6, 2010, the Monetary Council decided all credit institutions subject to reserve requirements would be free to decide whether they want to satisfy their reserve requirements at the current 2% or a higher reserve ratio. Beginning with the November 2010 maintenance period, credit institutions subject to reserve requirements may choose a 2%, 3%, 4% or 5% reserve ratio; and they may alter their choice of the reserve ratio twice a year, in April and October. The method of calculating reserves will remain unchanged. Therefore, required reserves will be equal to the product of the reserve base and the chosen reserve ratio.
     The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by the monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.
     The following table provides information about the composition of the money supply as of the dates indicated:
Money Supply

						As of
	December 31,					November 30,
	2005	2006	2007	2008	2009	2010
	(HUF billions)
M1(1)	4,864	5,588	6,203	5,962	5,854	6,485
Deposits with agreed maturity of up to 2 years	5,702	6,189	6,725	8,351	8,186	7,868
M2 (2)	10,566	11,777	12,929	14,313	14,039	14,353
Repos and money market units	665,848	861	1,261	1,294	1,716	2,079
M3 (3)	11,232	12,638	14,189	15,607	15,755	16,432

Source: NBH

Notes:

(1)	Consists of currency in circulation outside monetary financial institutions plus overnight deposits.

(2)	Consists of M1 plus deposits with fixed terms of up to two years.

(3)	Consists of M2 plus repos, money market funds and debt securities with maturities of up to two years.
     On February 25, 2008, in agreement with the Government, the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, effective February 26, 2008. According to the Monetary Council, the floating exchange rate regime provides the central bank with better conditions to achieve its inflation target and, therefore, meet the nominal convergence criteria to enter into the European Exchange Rate Mechanism II (“ERM II”).
     In September 2008, real economic performance weakened sharply. Liquidity dried up in the financial markets and problems arose with the adequacy of bank capital, driven by a general lack of confidence, increasing risk aversion and a rapid de-leveraging of balance sheets. The deterioration in global investor sentiment in September and October 2008 had significant adverse effects on the Hungarian economy, and Hungarian foreign exchange, stock and government securities markets came under severe pressure.
     As a consequence of deteriorating financial market conditions and the adverse economic environment, the Hungarian domestic banking sector was exposed to liquidity and solvency risks. The economic downturn and the depreciated forint exchange rate affected households’ ability to pay their mortgages and other debts, which are primarily denominated in foreign currency (especially Swiss francs), causing a further decline in the quality of the loan portfolios of banks and leasing companies.
     Since the decline of the global economy in 2008, the NBH has promoted a monetary policy to bolster its domestic banking sector. It has introduced new instruments to provide forint and foreign currency liquidity. The NBH has also broadened the range of eligible collateral for bank operations, extended the maturity of tenders for forint loans and FX swaps and reduced the mandatory reserve ratio. Other contributory factors to the continuing financial stability of the domestic banking sector include the access to liquidity resulting from the financial support package provided by the IMF and the EU, as well as the financial commitment provided by foreign banks to their Hungarian bank subsidiaries.
     On October 10, 2008, the NBH announced the introduction of two-way O/N FX swap tenders. The NBH conducts its two-way FX swap tenders — providing euro and forint liquidity — under a competitive bidding scheme. On both sides, FX swaps are offered as an overnight facility. Auctions for the two sides are conducted simultaneously. Bids are evaluated such that the bid amounts accepted at the two auctions would be equal.
     Moreover, the NBH and the ECB jointly announced an agreement to support the NBH’s instrument of euro liquidity provision. The NBH and the ECB have established an agreement on repurchase transactions, which will provide the NBH with a facility to borrow up to EUR 5 billion in order to provide additional support to the NBH’s operations.
     In addition to these measures, effective October 16, 2008, the NBH introduced an overnight FX swap facility to provide euro liquidity until countermanded. Within the framework of the new standing facility, counterparties of the NBH may swap forint amounts for euro amounts on business days, at a pre-specified price. Also, the Monetary Council of the NBH introduced two new lending facilities. The first instrument is a weekly tender for two-week, fixed-rate secured loans for an unlimited amount. The second instrument is a regular tender for six-month, variable-rate secured loans, for a pre-specified amount.
     The NBH also entered into an agreement with the primary dealers of government securities whereby the primary dealers undertook to provide continuous bid and offer prices on the Budapest Stock Exchange for all publicly issued forint-denominated government securities with residual maturities of more than 90 days and to increase their holdings of Hungarian government securities. The agreement expired at the end of 2008. In addition, the NBH bought government securities from primary dealers via auctions.
     On October 22, 2008, the Monetary Council decided to narrow the interest rate corridor formed by the overnight deposit and collateralized lending facilities to +/- 50 basis points from the central bank base rate.
     On November 4, 2008, the NBH and the Ministry of Finance sent a letter of intent to the IMF requesting that the IMF support the Government’s and the NBH’s program to firmly anchor macroeconomic policies and reduce financial stress through a Stand-By Arrangement (“SBA”) for a period of 17 months in the amount of Special Drawing Rights (“SDRs”) 10.5 billion (EUR 12.5 billion).
     On November 24, 2008, the Monetary Council decided to reduce the reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. Effective December 2008, such reserve ratio was equal to the reserve ratio applied by the ECB.
     On January 19, 2009, the NBH cut the central bank base rate by 50 basis points. The central bank base rate stood at 9.50% as of January 20, 2009. During the first three months of 2009, the forint weakened further, trading above the HUF 310/Euro level.
     On January 28, 2009, the NBH announced that from February 2, 2009, until withdrawal, the NBH would introduce one-week, fixed price EUR/CHF FX swap tenders in order to provide Swiss franc (“CHF”)

liquidity. Under the tender scheme, certain credit institutions would be allowed to transact EUR/CHF FX swaps with the NBH at a fixed price on the first trading day of the week. In the starting leg of the transaction, the counterparty of the NBH would sell euros to the NBH in exchange for Swiss francs. The NBH would announce the fixed price expressed in swap points in advance. The NBH would accept bids up to EUR 5.0 billion.
     On the same day, the Swiss National Bank (“SNB”) and the NBH announced the establishment of a temporary EUR/CHF swap agreement, which remained in place until the end of January 2010. The facility allowed the NBH to provide Swiss franc funding to banks in its jurisdiction in the form of foreign exchange swaps. Starting on February 2, 2009, the NBH joined the weekly EUR/CHF foreign exchange swap operations conducted under the umbrella of the SNB. Under the agreement, SNB provided the NBH with Swiss francs against the euro. The EUR/CHF swap operations would be conducted with a term of seven days at a fixed price.
     Moreover, the NBH decided to broaden the range of counterparties eligible to participate in the six- month, variable-rate collateralized loan tenders.
     On February 5, 2009, the NBH announced the introduction of a six-month EUR/HUF swap tender, providing euro liquidity on March 2009 up to EUR 5.0 billion.
     The NBH extended the range of eligible collateral in lending to banks to include certain euro or Swiss franc denominated local authority bonds from February 20, 2009.
     On March 2, 2009, the NBH announced that as of March 9, 2009, until further notice, the NBH would introduce a euro-liquidity providing three-month, variable-rate EUR/HUF FX swap tender to any amount remaining unallocated of the EUR 5.0 billion assigned to the purpose of the six-month EUR/HUF FX swap tenders.
     On March 8, 2009, the NBH announced that it intended to encourage banks to increase their recourse to its forint and foreign currency liquidity-providing instruments that were newly introduced, that it would soon be converting EU funds in the market, and that it stood ready to use the full range of monetary policy instruments at its disposal.
     On March 12, 2009, the NBH announced that, in line with the Monetary Council’s decision on March 8, 2009, the NBH would start converting the net current and capital transfers from the EU on the foreign exchange market. On the basis of the forecast of the Ministry of Finance, the NBH expected that the amount of net transfers from the EU to be converted would be approximately EUR 1.4 billion in 2009. The NBH would convert this amount on the interbank foreign exchange market in a discretionary manner over the course of the year as regular OTC transactions.
     On October 20, 2009, the NBH cut the central bank base rate by 50 basis points.
     On November 23, 2009, the NBH decided to widen the interest rate corridor around the central bank base rate from ±50 basis points to ±100 basis points, effective November 24, 2009. As a result, for the central bank’s counterparties, the interest rate on the overnight deposit facility was 100 basis points lower, and on the overnight collateralized loan it was 100 basis points higher, than the central bank base rate. With the reduction in the central bank base rate to 6.5%, also effective November 24, 2009, the bank’s overnight standing deposit rate was set at 5.5% and the overnight collateralized loan rate was set at 7.5%. At the same time, the interest rate on the two-week central bank loan exceeded the policy rate by 50 basis points, i.e. it was set at 7.0%.
     In December 2009, the Government introduced regulatory changes in an effort to enhance financial stability through more stringent regulation of the financial sector and lending practices. The Government implemented the following regulatory reforms:
•	Legislation on strengthening the institutional framework for financial supervision was approved by the Parliament in December 2009. In line with this legislation, the Hungarian Financial Supervisory Authority (“HFSA”) was upgraded to an autonomous institution that is accountable to the Parliament and controls its budget and human resources. Also, the Financial Stability Council (“FSC”) was established for the purpose of providing continuous valuation of the markets supervised by the HFSA. The members of FSC are the Chairman of the HFSA, the Governor of the NBH and the Minister responsible for regulation of financial, capital and insurance markets, who is the Minister of National Economy (prior to May 29, 2010, the Minister of Finance had such responsibility). Legislation was also enacted granting the FSC and the NBH the right to propose regulations to the Government or to any member of the Government and to initiate parliamentary legislation at the Government on a “comply or explain” basis, i.e., Government officials are obliged either to adopt the proposal within 15 days, or to publicly explain the rationale for disagreeing with such proposal.
•	A set of amendments to the Law on Credit Institutions and Financial Enterprises was also enacted by the Parliament in December 2009. These amendments, among other things, establish a stricter regime for the removal of bank executives that no longer meet “fit and proper” criteria, stipulate an additional lower mandatory threshold for the appointment of a supervisory commissioner by the HFSA (i.e., the capital adequacy ratio falling below 4 percent), and clarify that only the HFSA has the power to initiate liquidation proceedings with respect to financial institutions.

•	Though large-scale defaults on household loans have been avoided, the Government developed separate regulations to reduce risks related to lending to households in foreign currency. These regulations prescribe lower loan-to-value ratios for foreign currency loans than for forint loans, and prescribe changes to banks’ scoring systems for the approval of household loans, which imply lower monthly installments for foreign currency loans than for forint loans. The main restrictions introduced by these regulations are the following:

	Currency	Ratio
For all types of household loans
Maximum monthly payment-to-credit capacity(1) ratio	Euro	80%
	Other currency	60%
For household mortgages
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
For car purchase financing
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
Maximum maturity of car financing: 7 years

Note:—

(1)	Credit capacity is the maximum monthly repayment capacity of a given borrower in HUF and is to be determined in line with the in-house regulation of each bank.
Recent Developments in Monetary Policy
     On January 18, 2010 the NBH announced that the Swiss National Bank, the European Central Bank, the Narodowy Bank Polski and the NBH would discontinue EUR/CHF foreign exchange swaps, whereby Swiss francs were provided against euros with a term of seven days. Demand for liquidity provided by this type of operation had declined and conditions in the Swiss franc funding market had improved. Therefore, the NBH conducted the last one-week EUR/CHF swap operation on January 25, 2010.
     On January 25, 2010, the NBH cut the central bank base rate by 25 basis points, resulting in a rate of 6.00%.
     On February 8, 2010, the NBH announced a new monetary policy tool to support the development of the domestic forint mortgage lending and mortgage bond markets (the “Mortgage Bond Purchase

Programme”). The objective of the programme is to eliminate the barriers to the autonomous development of the mortgage bond market and thereby to enhance financial stability and the efficiency of the monetary transmission mechanism. Under the programme, the NBH purchases forint mortgage bonds and undertakes regulatory initiatives to develop the domestic forint mortgage lending market. In accordance with the Mortgage Bond Purchase Programme, the NBH buys domestically issued mortgage bonds listed as eligible collateral first in the secondary market and then in the primary market (up to a total notional value of HUF 100 billion).
     The NBH made its first purchase of mortgage bonds under the programme in the Hungarian primary market on March 18, 2010. The NBH has indicated that it would purchase up to 20% of the bonds. Purchases by the NBH are subject to certain conditions aimed at enhancing the liquidity and transparency of the secondary mortgage bond market. Therefore, the NBH would buy parts of adequately sized mortgage bond issues in the primary market if the issuer proves that continuous market making in the bonds in the secondary market is ensured. For credit institutions undertaking market making in mortgage bonds, the NBH offers a mortgage bond lending facility on demand. All domestic credit institutions subject to reserve requirements are allowed to participate in the programme, provided that they satisfy the relevant technical requirements. The Mortgage Bond Purchase Programme is expected to end on December 31, 2010 at the earliest.
     To date, the programme has resulted in positive developments. There was a significant narrowing in the interest differential between newly granted forint and foreign currency loans in recent months, resulting in improved competitiveness of forint mortgage loans. Consequently, a number of banks have introduced new forint-based mortgage lending products. Such improvements in the conditions for forint-based financing for banks and their customers marked the first step of the programme.
     The NBH expects to undertake a number of other initiatives within the framework of the Mortgage Bond Purchase Programme to support the development of the forint mortgage lending market in 2010. The goal of such initiatives will be to enhance the transparency of mortgage loan products and to widen the range of institutions eligible to issue mortgage bonds.
     On February 22, 2010 the NBH cut the central bank base rate by 25 basis points, resulting in a rate of 5.75%.
     On March 29, 2010, the NBH cut the central bank base rate by 25 basis points, resulting in a rate of 5.50%.
     On March 31, 2010, the NBH announced that, as of April 1, 2010, it would make available the mortgage bonds it purchased under the Mortgage Bond Purchase Programme for on-lending to domestic credit institutions with direct Real Time Gross Settlement System (“RTGS”) or Interbank Clearing System (“ICS”) membership that have entered into a written market-maker agreement.
     On April 26, 2010, the NBH cut the central bank base rate by 25 basis points, resulting in a rate of 5.25%.
     On November 30, 2010, the NBH raised the central bank base rate by 25 basis points, resulting in a rate of 5.50%.
     On December 21, 2010, the NBH raised the central bank base rate by 25 basis points, resulting in a rate of 5.75%.
     On January 25, 2011, the NBH increased the central bank base rate by 25 basis points, resulting in a rate of 6.00%.
Exchange Rate Policy
According to the National Bank Act, the NBH and the Government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy within that framework. As a result of a joint decision in May 2001, the forint was “pegged” to the Euro such that the exchange rate was permitted to shift against the Euro in either direction by up to 15% against the central parity, which was set to HUF 276.1/Euro in May 2001. In combination with the adoption of the inflation targeting framework in June 2001, these policies were consistent with the primary objective of the NBH of achieving and maintaining price stability. These changes allowed the NBH greater flexibility to resume an anti-inflationary policy. However, on February 25, 2008, in agreement with the Government, the Monetary Council of the NBH decided to abandon the flexible peg of the forint to the Euro within a fluctuation band and adopt a floating exchange rate regime. According to the Monetary Council, the floating exchange rate regime provides the central bank with better opportunity to achieve its inflation target and, through this, to meet the nominal convergence criteria and enter into ERM II.
     In 2005, the forint traded around HUF 250/Euro due to a high central bank base rate and a gradual improvement in fiscal prospects. In view of these favorable signs, the NBH cut interest rates until 2006.
     In the first half of 2006, partly as a result of higher political risks and uncertainties concerning the fiscal policy, the forint depreciated to HUF 280/Euro. Between June 2006 and October 2006, the NBH raised the base rate gradually, due to higher inflation risks and higher interest rates globally. As a result of higher domestic interest rates and implementation of fiscal deficit contracting measures, as well as relatively high domestic interest rates, the forint appreciated to around HUF 250/Euro by the end of 2006.
     In the first half of 2007, the forint fluctuated around HUF 250/Euro. By mid-2007, the forint depreciated to HUF 260/Euro, mainly as a result of the subprime crisis. By the end of 2007, the forint traded around HUF 255/Euro.
     In the first two months of 2008, the forint depreciated further, reaching HUF 265/Euro, and in October 2008, it reached HUF 275/Euro. The weakening of the forint was mainly a result of the low global liquidity and worsened global investor sentiment. In response, the NBH increased the central bank base rate by 300 basis points. The rate hike prevented the forint from further depreciation, and it stabilized until the end of 2008 at HUF 275/Euro. As of December 31, 2008, the forint traded at HUF 265/Euro.
     In the spring of 2009, the forint weakened further as a result of the ongoing negative impact of the global financial crisis and global economic slowdown. In March 2009, the forint weakened to HUF 315/Euro. In the second quarter of 2009, the forint strengthened as a result of a relatively high central bank base rate, decreasing expected Hungarian fiscal and current account deficit and improving global economic growth expectations. By July 2009, the forint strengthened to HUF 266.43/Euro.
     However, in the second half of 2009 and the first quarter of 2010, the forint fluctuated around HUF 270/Euro. After the general elections of April 2010, the forint weakened as a result of the ongoing negative effects of the global crisis and increased uncertainty concerning the future Hungarian economic policy. In the second half of 2010, the forint fluctuated around HUF 280/Euro. As of December 31, 2010, the HUF/Euro exchange rate was HUF 278.75/Euro.
Foreign Exchange and Convertibility of the Forint
     Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.
     Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.
     In accordance with the continuing liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed: non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.
The Hungarian Banking System
     In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency — the Hungarian Financial Supervisory Authority (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.
     Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises (the “Credit Institutions Act”), in effect since January 1, 1997, endeavors to facilitate harmonization of the Hungarian banking system with EU uniform banking standards.
Supervision of the Hungarian Banking System
     Supervision of banking activities in Hungary has improved as the banking system has developed. The NBH supervisory responsibilities have largely been transferred to the Hungarian Financial Supervisory Authority, with the NBH retaining a more limited supervisory role.
Role of the NBH
     While the NBH has no legal obligation to support Hungary’s credit institutions, the NBH may serve as a lender of last resort to credit institutions that encounter temporary liquidity difficulties.
Role of the Hungarian Financial Supervisory Authority
     Other than credit institutions having their seat in an EU member state (which are regulated by their respective home supervisory authority) all financial institutions operating in Hungary are required to procure a license from the Hungarian Financial Supervisory Authority before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares representing a qualifying holding (10%) or terminate its operations.
     The Hungarian Financial Supervisory Authority is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The Hungarian Financial Supervisory Authority is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.
Banking Regulations
     The Government or the Finance Minister (and not the Hungarian Financial Supervisory Authority) has the power to issue regulatory decrees. Act CXX of 2001 on the Capital Markets (the “Capital Markets Act”), the Credit Institutions Act and Act CXXXVIII. of 2007 on Investment and Commodity Exchange Service Providers and their Activities set forth matters upon which the Government or the Finance Minister may issue such regulatory decrees.
     The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.

     Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: for standard assets, 0%; for watch assets, 0% to less than or equal to 10%; for sub-standard assets, greater than 10% to less than or equal to 30%; for doubtful assets, greater than 30% to less than or equal to 70%; and for bad assets, greater than 70% to 100%.
     The Republic has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) was finalized in early 2008. Individual banks are required to create their own guidelines, which are to be reviewed annually.
Structure of the Hungarian Banking System
     The Credit Institutions Act provides for three types of credit institutions:
•	banks (credit institutions that may provide the full range of financial services);

•	specialized credit institutions (credit institutions that provide special activities, for example, mortgage banks or the Hungarian Development Bank Ltd. (the “MFB”)); and

•	co-operative credit institutions (credit co-operatives and savings co-operatives).
     Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage, for their own account or for the accounts of customers, in trading in government and corporate securities and derivatives, and may also provide investment services. The total assets of the credit institutions amounted to HUF 28,689.5 billion as of September 30, 2010.
     The following table illustrates certain trends in the Hungarian banking system for the periods indicated:
Banking System — Selected Indicators

	Banking survey (% change, year on year)
						As of
						November 30,
	2005	2006	2007	2008	2009	2010
Domestic credit	16.7	18.5	15.1	23.1	(10.0)	4.0
Credits to enterprises	14.4	12.4	13.6	14.8	(10.1)	(0.6)
Credits to households	26.6	26.7	27.8	35.1	-5.6	9.3
Broad money (M3)	16.2	12.5	12.3	10.0	1.0	4.1

Source: NBH
     Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB and the Hungarian Eximbank.
     Cooperative institutions may only provide limited types of financial services, primarily taking deposits and making small loans. As of September 30, 2010, Hungarian cooperative institutions held aggregate total assets of HUF 1,662.6 billion.

     In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:
•	the National Deposit Insurance Fund, which credit institutions are required to join, insures deposits up to HUF 13 million per depository, but does not cover the deposits of the Government or certain other entities;

•	the Credit Guarantee Corporation, which guarantees loans to small and medium-sized businesses;

•	the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and

•	the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.
Ownership Structure of the Banking Sector
     Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. According to data compiled by HFSA, approximately 85% of the total equity capital of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank which were owned by the Hungarian state) was held by non-residents as at the end of June 2010.
     The only banks (other than the NBH) in which the Republic currently holds controlling interests are the MFB (Hungarian Development Bank) and the Hungarian Eximbank. The Republic has also retained an interest in OTP Bank, in the form of a common share.
     In May 2009, the Republic acquired a special priority share in FHB Jelzálogbank Nyrt. issued in accordance with the Act CIV of 2008 on the strengthening of the stability of financial intermediaries. As a holder of this share, any dividend payments and resolutions required the consent of the Republic in addition to approval by a 75% of shareholders at the general shareholders meeting. However, in March 2010, such special priority share was cancelled and the Republic’s interest was dissolved.
Capital Markets
     During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the Hungarian Financial Supervisory Authority. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. By the end of 2007, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines.
Stock Exchange
     The Budapest Stock Exchange (the “BSE”) opened in 1990 and is a self-governing and self-regulating organization that selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.
     In February 2004, the BSE and the Budapest Commodity Exchange (the “BCE”) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE were transferred to the BSE.
     In January 2010, the BSE, in addition to the Vienna, Ljubljana and Prague Stock Exchanges, became a member of the Central East European Stock Exchange Group through the acquisition of a simple majority stake in the BSE by CEESEG AG. As a result of such acquisition, the following entities are the major shareholders of the BSE: CEESEG AG (50.45%), Österreichischen Kontrollbank AG (18.34%), National Bank of Hungary (6.94%) and the Hungarian Branch Office of KBC Securities (5.19%).
     The following table sets forth selected indicators relating to the BSE as at the end of and for the periods indicated:

	December 31,
	2005(1)	2006(2)	2007(1)	2008(1)	2009(1)
Total spot turnover values (in USD millions)	25,614	32,734	26,005	15,688	14,188
Equities	24,128	30,880	25,290	14,334	13,310
Government Bonds	401	617	163	913	388
Corporate Bonds	613	681	284	96	4
Bonds of International Institutions	—	—	—	—	—
Mortgage Bonds	376	369	170	108	52
T-Bills	86	158	42	139	310
Investment Funds	7	23	55	40	27
Compensation Notes	1	6	0	0	0
Certificates	0	0	0	59	97
Total number of transactions	1,119,909	1,483,551	1,654,992	1,950,035	3,476,711
Equities	1,104,246	1,464,913	1,629,373	1,893,117	3,349,885
Government Bonds	281	391	233	1,106	853
Corporate Bonds	11,129	11,501	14,942	9,363	130
Bonds of International Institutions	—	—	—	—	—
Mortgage Bonds	2,034	2,680	2,089	2,509	1,369
T-Bills	96	103	52	113	72
Investment Funds	1,253	2,186	7,177	8,433	10,046
Compensation Notes	870	1,777	1,126	1,097	1,107
Certificates	0	0	0	34,297	113,249
Average number of daily transactions	4,427	5,887	6,755	7,959	14,191
Average daily turnover (in USD millions)	101	130	106	64	58
Average value per transaction (in USD thousands)	23	22	16	8	4
Number of trading days	253	252	245	251	251
Total Futures Turnover (in USD millions)	23,695	30,659	19,367	11,037	9,259
Budapest Stock Exchange Index “BUX”	5,218	7,253	3,060	1,993	1,258
Currencies	10,643	14,416	9,499	5,575	5,223
Shares	7,831	8,977	6,804	3,469	2,778
Interest Rates	3	12	3	0	0
Number of transactions	283,301	426,896	435,519	469,633	466,346
Total Options Turnover (in USD millions)	257	1,330	379	267	162
Equity options	6	5	0	0	0
Index options	0	13	1	0	0
Currency options	251	1,312	378	267	162
Number of trades (thousand)	270	1,079	1,109	936	665
Average exchange rate HUF/USD(3)	199.66	210.51	183.83	171.80	202.26

Source: Budapest Stock Exchange

Notes:

(1)	USD values calculated based on EUR values of the Budapest Stock Exchange and the yearly average EUR/HUF and USD/HUF foreign exchange rates calculated by the NBH.

(2)	USD values calculated based on HUF values of the Budapest Stock Exchange and the yearly average USD/HUF foreign exchange rates calculated by the NBH.

(3)	Exchange rate used by the Budapest Stock Exchange for calculating USD values expressed in this table.

PUBLIC FINANCE
General Information
     The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.
Methodology
     The fiscal year for the Government is the calendar year. The general government budget data are compiled in several stages by the Ministry of National Economy (prior to May 29, 2010, the Ministry of Finance had such responsibility). In the fall of each calendar year, the Ministry of National Economy is required to compile the first preliminary budget (called the “planned budget”) for the following calendar year in accordance with the budget act approved by Parliament for such year.
     In January of each given calendar year, the Ministry of National Economy compiles the first version of the general government budget for the previous year. This budget (compiled according to data available in January) is called the “preliminary budget.” During the course of the year, the Ministry of National Economy collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry of National Economy revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. This budget (compiled according to data available in May of a given calendar year) is called the “fact budget.” The main reason for the differences between the preliminary and fact budgets is the uncertainty of the exact amounts of revenues and expenditures of the central governmental institutions, as balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry of National Economy is obliged to compile the final account by the end of August of a given calendar year using the fact budget. The final account is submitted to the Parliament, and the Parliament approves the final account with a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry of National Economy compiles the third version of the general government budget for the previous year, known as the “final budget.”
     The information included in this document with respect to the budget for 2009 was derived from the preliminary budget for 2009 as calculated by the Ministry of National Economy (and prior to May 29, 2010, the Ministry of Finance) using data available in September 2010.
Budget Trends
     The following table sets forth the main fiscal trends in Hungary for the years indicated:
Budget Trends(1)

	General government balance, consolidated
	2005	2006	2007	2008	2009	2010 Preliminary	2011 Planned
	(HUF billions)
GFS method
Revenues	9,518.3	10,484.4	11,636.9	12,572.7	12,424.5	12,386.0	13,320.9
Privatization receipts	16.1	17.3	24.0	n/a	n/a	n/a	n/a
Revenues (excluding privatisation recipts)	9,502.2	10,467.1	11,612.9	12,572.7	12,424.5	12,386.0	13,320.9
Expenditures	10,570.0	12,666.1	12,974.3	13,466.4	13,438.8	13,445.9	14,118.3
Balance (excluding privatization receipts)	(1,067.6)	(2,199.0)	(1,361.4)	(893.7)	(1,014.3)	(1,059.8)	(797.4)
Balance in % of GDP	(4.9)	(9.2)	(5.4)	(3.3)	(3.9)	(3.9)	(2.8)

	General government balance, consolidated
	2005	2006	2007	2008	2009	2010 Preliminary	2011 Planned
	(HUF billions)
ESA method (excluding private pension funds)
Revenues	9,300.5	10,145.0	11,394.5	12,070.9	12,012.4	12,078.2	12,632.1
Expenditures	11,020.0	12,333.5	12,642.5	13,071.8	13,168.8	13,102.0	13,467.8
Balance	(1,719.2)	(2,188.5)	(1,248.0)	(1,000.9)	(1,156.3)	(1,023.7)	(835.8)
Balance in % of GDP	(7.8)	(9.2)	(4.9)	(3.7)	(4.4)	(3.8)	(2.9)

Source: CSO and Ministry of Finance

Notes:

(1) For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance —Methodology.”
     According to fact data available in September 2010, the general government deficit (including local governments) amounted to HUF 1,014.3 billion (3.9% of GDP) for the year 2009, according to the GFS methodology. The general government deficit for the year 2009, according to the ESA methodology, (local governments included) reached HUF 1,046.7 billion, equaling 4.0% of the GDP for the year 2009.
     The 2010 planned general government deficit (local governments excluded) is HUF 870.3 billion (3.3% of GDP) according to the GFS methodology. The 2010 planned general government deficit (local governments included) amounts to 3.8% of GDP according to the ESA methodology.
     On October 29, 2008, the IMF, the EU and the World Bank agreed to grant a financial assistance package of up to USD 25.1 billion to the Republic. The IMF agreed to provide a 17-month standby facility of USD 15.7 billion (EUR 12.5 billion), while the EU agreed to lend USD 8.1 billion (EUR 6.5 billion), and there is a possibility to draw down USD 1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the negative impact of the global financial crisis.
     A HUF 600 billion banking sector package was set up by the Parliament. The banking sector package contained provisions for added capital and funded a guarantee fund for interbank lending. Funding was divided as follows: total funding of HUF 600 billion was divided equally between the Capital Base Enhancement Fund and the Refinancing Guarantee Fund. The package was available to private Hungarian banks of systemic importance. The Capital Base Enhancement Fund was set up to bring the eligible banks’ capital adequacy ratio (CAR) up to 14%. The Guarantee Fund was meant to bring comfort to the providers of wholesale funding and secure the refinancing of the eligible banks. Its endowment of HUF 300 billion was invested in euro denominated government bonds of Euro area countries and managed by the NBH. It was available until the end of 2009, and it provided a guarantee for the rollover of loans and wholesale debt securities with an initial maturity of more than three months and up to five years, against a fee and with appropriate safeguards.
     As of September 30, 2010, out of the financial assistance package provided by the IMF, SDR 0.1 billion was used for the bank rescue package, SDR 0.9 billion was used in form of loans to banks, and SDR 3.2 billion was used for sovereign debt service. Meanwhile, out of the financial assistance package provided by the EU, EUR 5.5 billion was used for sovereign debt service. The NBH had also drawn down SDR 1.3 billion from the IMF facility as of September 30, 2010.
     In November 2008, the Parliament approved the act on fiscal responsibility. The act set out new fiscal rules regarding the central subsystem of the Government, established the Fiscal Council and introduced guarantee elements prevailing in the planning of the budget, which ensure that, compared to the accepted medium-term expenditure ceilings, additional expenditure claims could only be planned in the event that their negative effect on the balance can be offset by the decrease of other expenditure elements or increase in revenues. The act also determines expenditure caps and balance limitations, both for the coming years and in the long run.

     In February 2009, the Republic undertook certain reform measures. The key structural changes included increasing the retirement age, changing pension indexation rules, establishing an upper limit for the “13th month” pension benefit of HUF 80,000, eliminating the “13th month” pension benefit for new entrants, tightening disability retirement rules, cutting interest subsidy to housing loans, restricting social policy, cutting compensation for gas and distance heating costs (consumer prices), changing family allowance, child-care pay (as abbreviated in Hungarian: GYED) and child-care aid (as abbreviated in Hungarian: GYES), and changing local government subsidies. The pension reforms aim to reduce pension expenditures by 3% (as a per cent of GDP) over a period of approximately the next 50 years.
     Since the cost-cutting measures introduced in February 2009 were mostly of a structural nature, their apparent effects were limited in 2009, but are expected to be greater in 2010 and 2011. Savings from the cost-cutting measures introduced in February 2009 amounted to HUF 212 billion for the year 2009 but are expected to be HUF 551 billion and HUF 612 billion in 2010 and 2011, respectively, in the public sector. The measures will entail significantly better sustainability of the pension system and changes to financing of the local governments. Fundamental changes have been and will continue to be made to social distributions (i.e., social benefits and family subsidies).
     In February 2009, the Government introduced a net total revenue neutral tax reform. The following table sets forth the estimated effects of the announced reform for fiscal years 2009 and 2010.

	2009	2010
Description

Payroll Taxes	(40)	(258)
Contribution Charges on Wages Payable by Employer	(81)	(281)
Employer contribution cut by 5 percentage points from July 1, 2009 up to the double figure of minimum wage; from 2010 cut by 5 percentage points for all (by 3% on health insurance contribution and 2% on labor market fund)	(81)	(302)
Contribution on rehabilitation to be tripled from 2010 (net effect on general government level)	—	21

Measures on Employers but Involving Employee Income to be Cut	—	215
Certain tax-free benefits to become taxable (PIT and social security contribution from 2010)	—	215

Payroll Charges on Employees	(40)	(192)
Elimination of special tax for individuals, from July 1, 2009	(10)	(29)

Personal Income Tax (“PIT”) Schedule, Tax Credit
Lower tax bracket to increase to HUF 2.2 million, tax rates to increase to 19% and 38%, from July 1, 2009. Tax credit up to HUF 11,970 or 19% of wage income with a ceiling of HUF 1.5 million, and 7% with a ceiling of HUF 3,552,000	(35)	—
Lower tax bracket to increase to HUF 3.0 million from January 1, 2010	—	(196)
Elimination of PIT benefits in taxation except for the family benefit from 2010 (from 2011, further HUF 43 billion)	—	3
Universal benefits (family allowance, regular social benefit, etc.) from September 1, 2009	5	30

Capital Taxes	(2)	(43)
Special tax on enterprises to be eliminated from 2010	—	(208)
Corporate taxable income to be widened with investment-related preferences remaining from 2010	—	73
Corporate tax rate to be increased to 19% from 2010	—	97

	2009	2010
Separately taxable income will be rated down to 19% from January 1, 2010	—	0
Entrepreneur contribution to be cut by 1.5 percentage points from July 1, 2009	(2)	(5)

Consumption-related Taxes	123	288
Value Added Tax (“VAT”) increase by 3 percentage points from July 1, 2009*	107	248
Excise tax increase from July 1, 2009	16	40

Property-type Taxes	—	—
Elimination local taxes on real properties from 2013	—	—
Real property tax from 2011	—	—
Households	83	311
Enterprises	(83)	(324)
Macroeconomic Effect from Basic Scenario	8	42
Effect in Total	8	29

Source:	Ministry of Finance (Information provided prior to May 29, 2010.)
     As of January 1, 2010 the simplified business tax rate (in Hungarian: EVA) increased from 25% to 30%.
     On January 5, 2010, the Ministry of Finance published the preliminary general government deficit (excluding local governments) for the year 2009, in accordance with GFS methodology. The deficit reached HUF 918.6 billion, equaling 3.6% of the projected GDP for the year 2009.
     On April 1, 2010, the CSO published the preliminary general government deficit (including local governments) for the year 2009, in accordance with ESA methodology. In 2009, the deficit reached HUF 1,035.0 billion, equaling 4.0% of the preliminary 2009 GDP.
     Simultaneously, the NBH published the preliminary general government debt figure (including local governments) as of the end of 2009, in accordance with ESA methodology. The debt reached HUF 20,421.2 billion, equaling 78.3% of the preliminary GDP for the year 2009.
     On June 8, 2010, the Prime Minister announced a 29-point economic plan. The following table sets forth the estimated budgetary effects, to the extent available, of the announced measures on the 2010 budget.

	The estimated budgetary effects of the Government’s 29-
	measure Economic Plan on the 2010 budget
	Revenue	Expenditure	Revenue	Expenditure
	increase	increase	decrease	decrease
	(HUF billion)
Changes in corporate income tax	0.0	0.0	45.0	0.0
Modification related to the 10% tax for individual entrepreneurs/self-employed	0.0	0.0	1.3	0.0
Introduction of a flat tax rate of 16% on personal income (abolishment of tax credits)	0.0	0.0	0.0	0.0
Abolishment of tax on high value assets at the central budget level	0.0	0.0	1.7	0.0
Modification of Act CXLIV of 2009 on flood control cooperatives	0.0	0.0	0.0	0.0
Abolishment of some local taxes at the local government level	0.0	0.0	0.0	0.0
- tax on holiday resorts	0.0	0.0	0.0	0.0

	The estimated budgetary effects of the Government’s 29-
	measure Economic Plan on the 2010 budget
	Revenue	Expenditure	Revenue	Expenditure
	increase	increase	decrease	decrease
	(HUF billion)
- the utility tax of entrepreneurs	0.0	0.0	0.0	0.0
Replacement of the tax on holiday resorts with a tax on buildings (or with other local tax)	0.0	0.0	0.0	0.0
Increase of the revenue from company cars (tax on high-power cars)	0.5	0.0	0.0	0.0
Decrease of the tax on diesel oil for carriers	0.0	0.0	0.0	0.0
Modification of the law on domestic work and introduction of its tax-exempt status	0.0	0.0	3.0	0.0
Modification of the law on dues, extension of dues exemption	0.0	0.0	0.0	0.0
- central budget	0.0	0.0	0.8	0.0
- local government	0.0	0.0	0.7	0.0
Abolishment of the third of the 51 permits required in the course of investment projects	0.0	0.0	0.0	0.0
Simplified employment (related to social securities revenues)	0.0	0.3	0.6	0.0
One does not have to become an entrepreneur to have their apartment leased	0.0	0.0	0.0	0.0
Reduction of excise tax on alcohol destillation at households	0.0	0.0	3.1	0.0
Abolishment of the VAT on charitable donations	0.0	0.0	2.5	0.0
The production, processing and selling of food will be simplified for small producers	0.0	0.0	0.0	0.0
Széchenyi card	0.0	0.4	0.0	0.0
The radical restructuring of EU resources to benefit small and medium sized companies	0.0	0.0	0.0	0.0
Freezing of budgetary institutions funding	0.0	0.0	0.0	40.5
Payments of central budgetary institutions	7.0	0.0	0.0	0.0
Withdrawal of carry-overs	0.0	0.0	0.0	30.0
Stopping of all bonuses, review of contracts and procurements	0.0	0.0	0.0	12.0
The negative effect of expenditure-decreasing changes on tax revenues (PIT, VAT, premiums)	0.0	0.0	0.0	0.0
Savings at extra-budgetary funds	0.0	0.0	0.0	18.0
Introduction of an extra tax (98% ) on severance payments, bonuses and other forms of personal income of government officials	1.0	0.0	0.0	0.0
Savings in the asset management chapter (in expenditures related to state property)	0.0	0.0	0.0	20.0
Decrease of the support of political parties by 15%	0.0	0.0	0.0	0.2
Appointment of budgetary inspectors to institutions managing significant public funds	0.0	0.0	0.0	0.0

	The estimated budgetary effects of the Government’s 29-
	measure Economic Plan on the 2010 budget
	Revenue	Expenditure	Revenue	Expenditure
	increase	increase	decrease	decrease
	(HUF billion)
Establishment of the National Asset Management Corporation	0.0	0.0	0.0	0.0
Introduction of the banking tax (solely in 2010-11)	187.0	0.0	0.0	0.0
Loss on Corporate Tax because of the introduction of the banking tax	0.0	0.0	20.0	0.0
Solely forint-based mortgages could be registered	0.0	0.0	0.0	0.0
Secondary inspection of all foodstuff	0.0	0.0	0.0	0.0
Ordering of the freeze of utility charges	0.0	0.0	0.0	0.0
Ordering the stop of all evictions until December, 31, 2010	0.0	0.0	0.0	0.0
Total	195.5	0.7	78.7	120.7

Total effect on the balance of the budget				236.8

Source:	Ministry of National Economy
     On July 22, 2010, the Parliament approved the Act XC of 2010 that levied a special tax on financial institutions. See “Public Finance — Taxation” for further details on the special tax. According to an estimate compiled by the Fiscal Council, the levy will generate additional revenue in the aggregate amount of HUF 185.6 billion in the years 2010 and 2011.
     On October 13, 2010, the Government announced that a special tax will be levied on retail businesses, telecommunication companies and energy supply companies. See “Public Finance — Taxation” for further details on the special tax. The tax is expected to generate additional revenue of HUF 61 billion from telecommunication companies, HUF 70 billion from energy supply companies and HUF 30 billion from retail businesses. The tax will be levied temporarily in the years 2010, 2011 and 2012.
     On October 13, 2010, the Government announced that mandatory payments of participants in private pension funds will be withheld by the government for a 14-month period, which commenced on November 1, 2010. Such payments, estimated to be in the amount of HUF 30 billion per month, are expected to reduce the deficit of the annual budget of 2010 and 2011.
     On October 30, 2010, Mr. György Matolcsy Minister for National Economy submitted the budget proposal for the year 2011. According to the proposal, the accrual-based (according to ESA methodology) general government deficit, including local governments, for the year 2011 will amount to 2.9% of the expected GDP. The Parliament approved the budget on December 23, 2010.
     On December 13, 2010, the Parliament approved an act on the establishment of the Pension Reform and Debt Reduction Fund. According to the new legislation, participants in a mandatory private pension fund can choose to remain in the “three-pillar” system or elect to be in a “two-pillar” system. The portfolio of the participants in the private pension funds who choose the “two-pillar” system will be transferred to a state pension fund. See “Pension System” for further details on the recent pension reforms.
     On December 13, 2010, Parliament also approved a special act (Act CLIII of 2010 on the Amendment of Certain Acts to Establish the Budget of the Republic of Hungary of 2011) changing the composition of the Fiscal Council to consist of the Governor of the NBH, the President of the State Audit Office and an economist of outstanding knowledge nominated by the President of the Republic. The Fiscal Council is an independent fiscal body, whose members assess the appropriateness and sustainability of the Government’s budget proposals by utilizing the expertise of the institutions such members lead. The amendment broadens the range of expertise available to the Fiscal Council and enhances its authority, such as by providing the Fiscal Council the right to send budget proposals back to the Government for further consideration.
     On January 7, 2011, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the year 2010, in accordance with GFS methodology. The deficit reached HUF 869.8 billion, equaling 3.2% of the projected GDP for the year 2010.
Central Government Budget
     The following table sets forth information concerning central government revenues and expenditures for the years 2005 to 2007, the final budget for 2008 and the preliminary budget for 2009:
Central Government Revenues and Expenditures(1)

	Revenues and expenditures of the central budget
	2005	2006	2007	2008	2009	2010	2011
	Final	Final	Final	Final	Final	Preliminary	Planned
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	465.6	555.0	700.3	699.9	597.2	343.9	430.9
DPTT(2)	23.8	33.6	31.5	38.8	26.6	108.9	88.0
Gambling tax	66.4	71.5	71.5	72.7	66.7	53.4	51.3
Eco tax	15.9	18.1	19.9	25.2	23.9	23.5	26.5
Simplified business tax	91.4	143.1	152.8	166.5	169.7	181.9	196.1
Other central payments	165.1	140.4	124.1	139.2	111.6	44.1	109.8
Other payments	21.2	35.2	19.3	30.1	21.7	36.3	32.0
Surtax on Financial Institutions	n/a	n/a	n/a	n/a	n/a	182.3	187.0
Surtax on Retail, Telecommunications and Energy Sectors	n/a	n/a	n/a	n/a	n/a	151.7	161.0

Total	858.7	1,005.9	1,128.6	1,172.4	1,017.5	1,125.8	1,282.6

Taxes on Consumption
Value added tax	1.785.3	1,832.0	1,979.4	2,114.1	2,168.5	2,313.6	2,558.0
Excises	739.0	849.2	912.0	929.7	902.4	886.6	913.4

Total	2,524.3	2,681.2	2,891.4	3,043.8	3,070.9	3,200.1	3,471.4

Payments of Households
Gross PIT revenues	1,437.7	1,579.8	1,800.0	1,998.9	1,874.2	1,767.9	1,363.0
PIT revenues of central budget	997.8	1,119.1	1,305.7
Private persons’ special tax	0.0	0.0	20.8	27.6	25.5	6.1	0.0
Tax payments	3.4	7.3	5.6	5.8	8.3	3.0	0.3
Fees	111.8	111.1	118.8	131.0	112.2	83.5	88.5

Total	1,552.9	1,698.2	1,945.3	2,163.3	2,020.2	1,860.5	1,452.8

Central Budgetary Institutions and Chapter Administered Appropriations
Revenue of the central budgetary institutions	688.7	832.5	828.8	778.2	794.2	891.1	567.4
Own revenues of chapter administered professional appropriations	124.8	133.1	150.8	144.5	226.9	173.5	80.7
EU support of chapter administered professional appropriations	195.3	302.2	287.4	329.0	603.7	813.6	1,146.6

	Revenues and expenditures of the central budget
	2005	2006	2007	2008	2009	2010	2011
	Final	Final	Final	Final	Final	Preliminary	Planned
	(HUF billions)
EU support of central investments	0.8	0.0	0.0

Total	1,009.5	1,267.8	1,266.9	1,251.7	1,624.8	1,878.2	1,794.7

Payments of Central Budgetary Institutions	57.9	110.5	49.5	94.4	65.5	57.3	28.6
Payments of Local Governments	15.3	15.6	11.3	17.0	14.9	11.6	0.0
Payments of Extrabudgetary and Social Security Funds	81.3	82.0	135.9	143.4	146.1	8.0	0.0
Revenues of International Transactions	6.4	8.6	3.5	1.5	2.1	1.5	0.7
Payments Related to State Property	632.0	33.0	48.8	71.7	143.4	66.4	43.5
Other Revenues	39.9	20.7	20.3	47.7	39.9	125.2	24.1
Revenues Related to Debt Service	116.4	1.0	0.2	9.7	0.1	0.0	0.0
Lump Sum Cash Flow Facility from EU	17.8	7.8	0.0	51.1	28.7	-8.7	20.2
Interest Revenues	108.6	77.6	92.7	82.0	142.3	130.3	58.9

Total Revenues	6,896.6	7,009.9	7,594.5	8,077.3	8,182.0	8,334.5	8,222.0

Expenditures
Subsidiaries to Economic Units	113.1	124.0	197.4	203.1	178.6	201.4	214.9
Support to the Media	45.9	46.6	52.2	51.3	53.7	45.8	58.7
Consumer Price Subsidy	117.7	117.9	111.9	107.6	107.4	107.3	109.0
Housing Grants	232.6	223.5	228.5	185.6	199.3	147.4	126.0
Family Benefits Social Subsidiaries
Family benefits	326.3	471.0	508.1	503.0	464.6	460.8	456.2
Income supplement benefits	141.1	147.6	151.7	156.6	149.9	144.8	145.6
Other specific subsidies	25.7	27.4	26.5	26.3	26.5	26.8	26.5

Total	493.1	646.0	686.3	685.9	641.0	632.4	628.3

Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	2,038.5	2,280.1	2,382.6	2,348.9	2,239.2	2,371.5	1,971.6
Chapter administered professional appropriations	1,248.6	1,565.4	1,814.5	1,647.0	1,808.0	1,833.2	872.5
Central investment	49.0	51.1	37.3
Chapter balance reserve	0.0	0.0	0.0

Total	3,336.1	3,896.6	4,234.4	3,995.8	4,047.2	4,204.7	4,246.2

Support to Political Parties and Other Civil Organizations	3.7	5.1	5.2	5.2	5.3	5.0	3.8
Transfer to Social Security Funds	422.4	890.6	777.8	835.0	913.8	1,147.5	637.4
Transfer to Local Governments
Direct transfer from the budget	881.4	867.1	860.3	863.1	669.0	576.5	516.5
Transfer from EU	17.4	24.2	18.7
Yielded PIT revenues	439.9	460.7	494.3	558.6	639.5	682.9	632.1

Total	1,338.7	1,352.0	1,373.3	1,421.7	1,308.5	1,259.4	1,148.7

Transfer to Extrabudgetary Funds	20.4	19.2	27.9	32.8	40.6	17.6	95.8
Expenditures of International Transactions	7.6	8.0	14.6	14.2	9.5	2.6	1.3

	Revenues and expenditures of the central budget
	2005	2006	2007	2008	2009	2010	2011
	Final	Final	Final	Final	Final	Preliminary	Planned
	(HUF billions)
Debt Service Related Expenditures	11.1	13.2	10.3	20.6	18.4	9.9	12.2
Other Expenditures	34.3	53.2	22.5	26.1	22.6	29.4	19.3
Extraordinary Measures of the Government	n/a	n/a	n/a	0.0	0.0	0.0	90.0
General Reserves	22.7	0.0	0.0	0.0	0.0	0.0	33.9
Extraordinary Expenditures	181.2	433.4	73.2	16.0	16.9	9.2	16.8
Government Guarantees Redeemed	13.9	10.8	10.3	17.1	20.4	33.5	35.4
Contribution to EU Budget	186.6	185.6	189.5	210.6	223.7	230.2	258.1
Expenditures Related to State Property	0.0	0.0	0.0	67.0	99.3	80.8	106.4
Interest Payments	903.3	970.0	995.7	1,133.5	1,161.8	1,136.4	1,052.2

Total Expenditures	6,101.1	8,971.6	8,992.4	9,029.2	9,067.9	9,300.5	8,894.2

Source: Ministry of Finance
Notes:—

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance — Methodology.”

(2)	Mine rents.
Central Government Budget Process
     As of May 29, 2010, the Ministry of National Economy is responsible for preparing the central government budget on a calendar year basis for the Government (prior to such date, the Ministry of Finance had such responsibility). The Government submits the central government budget to Parliament for consideration and ultimate approval. The annual central government budget for each coming year is supposed to be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the Government is obliged to propose a bill on an interim central government budget without delay. If the bill on the interim central government budget is not approved by Parliament either, the Government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year.
     Within eight months following the end of each calendar year, the final accounts for the preceding year are compiled by the Government and are submitted to Parliament for final approval.
     The major components of revenue under the central government budget are comprised of taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget are comprised of debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.
Roles of the Ministry of National Economy, the Hungarian State Treasury and the Government Debt Management Agency
     As of May 29, 2010, the Ministry of National Economy assumed responsibility from the Ministry of Finance for supplying information to support the Government’s decision-making and for coordinating issues falling within the Government’s scope of authority in relation to public finances. See “The Republic of Hungary — Political System — Government”. Specific responsibilities include the preparation of the bill on the final accounts of the central government and the central government budget, which is presented to the Parliament each calendar year.
     The Ministry of National Economy is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the recording of government debt, including guarantees granted and sureties undertaken by the Government, and loans and claims of the central government. These tasks are executed through the Treasury, and debt and liquidity management tasks are carried out by Államadósság Kezelõ Központ Zártkörûen Mûködõ Részvénytársaság, a special government debt management agency (the Government Debt Management Agency Private Company Limited by Shares or “GDMA Pte Ltd.”).
     The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry of National Economy. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.
     The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obliged to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.
     The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.
     The Government’s borrowing needs are financed by the GDMA Pte Ltd. The Finance Minister established the GDMA Pte Ltd. in order to concentrate debt management functions into one organization. Accordingly, the GDMA Pte Ltd. manages, renews and records the forint and foreign exchange debt of the central government and, pursuant to the amendment of the Public Financing Act of 2003, manages the liquidity of the Single Treasury Account. In the context of liquidity management, the GDMA Pte Ltd. introduced new secondary market operations (such as repurchase transactions on the domestic securities market).
     In the domestic market, the responsibilities of the GDMA Pte Ltd. include the administration of auctions and subscriptions, and the development of the institutional framework and structure of government securities markets. Further, the GDMA Pte Ltd. provides easily accessible, up-to-date information on the government securities markets and on financing of the Republic’s borrowing needs in order to encourage transparency. With respect to foreign debt management, the GDMA Pte Ltd. acts in the name of the Republic in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.
Taxation
     The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes. The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards.
     Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source of income as defined by the respective Hungarian tax law and is also generally affected by the applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand and Mexico.
     Hungary, like many developing countries, has a substantial “shadow” economy, which is able to avoid paying taxes. However, such “shadow” economy has diminished in recent years, as evidenced by increases in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

Corporate Profit Tax and Corporate Dividend Tax
     As of January 1, 2010, the general corporate tax rate on profits increased from 16% to 19%, but taxpayers may take advantage of certain tax preferences. As of July 1, 2010, the availability of the lower 10% corporate tax rate for companies generating revenues of up to HUF 50 million was expanded to apply to companies generating revenues of up to HUF 500 million. Domestic entities receiving dividends are exempted from Hungarian dividend tax. A foreign entity receiving dividend, interest and royalties from a local source is not subject to withholding tax.
Personal Income Tax
     Until 2005, Hungary had a three-tier graduated personal income tax rate structure with rates of 18%, 26% and 38%. On January 1, 2005, the second tier personal income tax rate (26%) was abolished. In January 1, 2006, the upper tier rate was reduced from 38% to 36%. In January 2009, the personal income tax base broadened, while the first tier rate decreased from 18% to 17% and the upper tier rate decreased from 36% to 32%. As of January 1, 2010, the tax bracket was increased from HUF 1.9 million to HUF 5 million and the basis of tax payment was simultaneously broadened.
     As of January 1, 2011, the Republic’s personal income tax rate structure was simplified with the introduction of a one-tier tax rate system, with a flat tax rate of 16% on personal income.
Value Added Tax
     As of September 1, 2006, the 15% VAT rate (VAT rate lower than the standard rate imposed on certain items) was increased to 20%, while the standard VAT rate decreased from 25% to 20%, and the 5% rate on special needs items (e.g., medicine and books) remained unchanged. As of July 1, 2009, the standard VAT rate was increased to 25%. A reduced 18% VAT rate was introduced with respect to certain basic food items. Currently, there is no tax imposed on some services (e.g., postal and financial services). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives.
Registration Tax
     Registration tax has been levied on the registration of cars since February 2004; however, in line with a recent decision of the European Parliament, this tax will be abolished gradually by 2016.
Excise Tax
     An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products. As of January 1, 2010, excise duty levied on petrol and alcoholic beverages increased by 10% and on diesel by 7.6% and the minimum tax on cigarettes decreased by 8.3%.
Luxury Tax
     In January 2006, the Government introduced a tax on the purchase of expensive residential buildings with a value in excess of HUF 100 million. On December 17, 2008, the Constitutional Court of the Republic held the act on luxury tax to be unconstitutional and set aside the regulation retroactively. As of January 1, 2010, a new tax was levied on certain assets of high value (e.g. residential real property, watercraft, aircraft and high performance cars). On January 28, 2010, the Constitutional Court of the Republic in its final and non-appealable decision, ruled that such law imposing taxes on high-value residential real property is unconstitutional under the laws of the Republic due to uncertainties in assessing the market value of residential real property. The Constitutional Court did not overturn the tax on other high-value assets (e.g. watercraft, aircraft and high performance cars). As of August 16, 2010, the tax on high-value assets (e.g. watercraft, aircraft and high performance cars) was abolished by the Government.

Solidarity Surtax
     As of January 1, 2010, the Government abolished the 4% solidarity surtax, which was in effect since September 1, 2006 and was payable by entities subject to corporate tax and natural persons with incomes above a certain level.
Surtax on Financial Institutions
     On July 22, 2010, the Parliament adopted an act imposing a special tax on financial institutions on their 2010 income or adjusted balance sheet as of December 31, 2009 or the sum of the net value of managed funds and other managed portfolio assets. Such surtax will also be levied for the year 2011 and is applicable to all financial institutions (both domestic and foreign) with at least one set of annual financial statements prepared by July 1, 2010, including banks, insurance companies and other financial sector enterprises (e.g., investment companies, stock exchanges, commodity exchange service providers, venture capital fund managers, investment fund managers), including branches. The Government intends to maintain the financial institution surtax in 2012, with the scope, rate and base to be determined by future legislation.
     The tax base and rate vary according to the type of institution as follows:

Type of Institution	Tax Base and Rate

Banks	0.15% of the adjusted balance sheet total up to HUF 50 billion and 0.5%(1) of amounts in excess of such threshold
Insurance companies	6.2%(2) of the adjusted premium income
Financial enterprises	6.5% of interest and 6.5% of fees and commission income
Investment companies	5.6% of the adjusted net income
Stock exchanges	5.6% of the adjusted net income
Commodity exchange service providers	5.6% of the adjusted net income
Venture capital fund managers	5.6% of the adjusted net income
Investment fund managers	0.028% of the sum of the net value of managed funds and other managed portfolio assets
Notes:—

(1)	As of 2011, such tax rate has been increased to 0.53%.

(2)	As of 2011, such tax rate has been replaced by a three-tier progressive tax rate structure with rates of 1.5%, 3.0% and 6.4%. The lowest tier extends up to HUF 1 billion, the middle tier from HUF 1 billion up to HUF 8 billion, and the highest rate on income exceeding HUF 8 billion.
Surtax on Retail, Telecommunications and Energy Sectors
     On October 20, 2010, the Parliament adopted an act approving a surtax on retail businesses, telecommunications companies and energy supply companies. Retail businesses are subject to a progressive tax at 0.1% on net sales revenues between HUF 500 million and HUF 30 billion, 0.4% between HUF 30 billion and HUF 100 billion, and 2.5% above that level. Telecommunication companies are subject to a 4.5% tax on annual net sales revenues between HUF 500 million and HUF 5 billion and 6.5% on the excess above HUF 5 billion. Energy supply companies, which are already subject to a special surtax of 8% on adjusted net profits in addition to the standard corporate income tax rate, are now subject to an additional 0.3% tax on annual net sales revenues up to HUF 5 billion and 1.05% on revenues exceeding HUF 5 billion. According to the Government’s current plans, these special taxes will remain in effect for three years.
Other Central Government Revenues
     Customs duties are imposed on goods imported from outside the European Union in accordance with the EU customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

Local Taxes
     Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes.
Social Security and Extra-Budgetary Funds
     The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:
Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	As of year ended December 31,
	2005	2006	2007	2008	2009	2010 Preliminary	2011 Planned
	(HUF billion)
Social Securities Fund
Revenues	3,027.1	3,661.0	4,318.7	4,302.8	4,128.9	4,300.0	4,445.6
Expenditures	3,495.9	3,791.8	4,291.1	4,370.3	4,285.6	4,395.6	4,534.3
Surplus (deficit)	(468.8)	(130.8)	27.6	(67.5)	(156.7)	(95.7)	(88.7)
Extra Budgetary Funds(2)
Revenues	341.6	391.9	459.5	485.4	465.2	409.4	424.7
Expenditures	311.2	342.0	396.6	457.2	496.5	347.8	410.1
Surplus (deficit)	30.4	49.9	62.9	28.2	(31.4)	61.6	14.6

Source: Ministry of Finance
Notes:—

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets, see “Public Finance —Methodology.”

(2)	Currently, these funds consist of the Central Nuclear Fund, the Labor Market Fund, the Research and Technology Innovation Fund, the National Cultural Fund, the Homeland Fund and the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund.
     The contribution of the central government to the social security funds was HUF 422.4 billion in 2005, HUF 890.6 billion in 2006, HUF 777.8 billion in 2007, HUF 835.0 billion in 2008, 913.8 billion in 2009 and, according to preliminary data, HUF 1,147.5 billion in 2010. The contribution of the central government to the social security funds will be HUF 637.4 billion in 2011 according to the planned budget.
Social Security System
     Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Hungarian state. Since the change of the political and economic system, self-provision has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may affect the social security benefits they receive in the future by making voluntary payments into a private investment account or joining a voluntary pension fund. The Hungarian state provides social security benefits for those incapable of self-provision.
Health Care System
     The Hungarian health care system is accessible to persons who have a Hungarian social security card and make mandatory contributions to the social security system. Three levels of health care are available and are expected to be utilized in the order of basic care to more serious care. However, treatments can commence at a higher level of care if it would be more efficient. The first level of care is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care, and the third level consists of in-patient care at a health care facility (e.g. hospital, clinics or sanatorium). However, disabled individuals are entitled to use ambulant services, receive sickness benefit and/or qualify for disability pension. In addition to such disability benefits, disabled persons are entitled to additional financial and in-kind benefits, including, for instance, the right to use designated parking lots and receive financial assistance for travel.
     Several changes to the health insurance system were implemented in recent years. For example, the amount of social security contributions increased; the availability of free or low-cost health care servicing for the indigent population was limited to the most needy; and household contribution towards the financing of health services increased. The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased. Prior to January 1, 2010, employers paid 5% of an employee’s income and the employee contributed 56%. In addition, there was a fixed monthly health care contribution by employers of HUF 1,950 per employee. As of January 1, 2010, the contribution system was simplified. Currently, a 27% social security contribution contains a 24% pension insurance contribution and a 3% health insurance and employment market contribution. The requirement for contributions by employers, employees and entrepreneurs has been abolished.
Pension System
     In the course of the reform of the social security system, the pension system has undergone the most fundamental transformation over the last decade. The single-tier pension system was replaced by a three-tier system in 1998, pursuant to which in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee had the possibility of joining a voluntary pension fund as well. The three pillars of this system were: compulsory state pensions; compulsory private pension funds; and voluntary private pension funds.
     In November 2010, the Parliament approved pension reform legislation, with the ultimate goal of transforming the “three-pillar” system into a “two-pillar” system, which is closer to European practices. The “two-pillar” system would consist of the state-run compulsory pension and the voluntary private pension. Until January 31, 2011, individuals who were participants in the compulsory private pension system could opt to transfer their private pension to the state-run pension system or opt to remain in the private pension system, although the former option is encouraged through significant incentives. In regards to the latter option, the remaining participants will not receive further entitlement in the state-run pension system and, therefore with the exception of employees who have already had the minimum service time in the state-run pension system, will receive their pensions solely from their private pensions funds.
     The objective of the pension reform is to address concerns with the three-pillar system. Under such system, pension liabilities have been increasingly affecting the budget and low net real returns on the compulsory private pensions pose a threat to future pension payments.
     Under the “two-pillar” pension system, payments are made into the state pension fund and to a private pension fund selected by the employee. The total pension contribution equals 34% of an employee’s monthly salary (which is a slight increase from the 33.5% under the old system), out of which 10% (previously 9.5%) is paid by the employee and 24% by the employer. The employer’s contribution is paid into the state pension fund. If the employee opts to remain solely in a private pension fund, as of January 1, 2012, the employee’s 10% contribution will be transferred to the private pension fund selected by the employee. For employees solely participating in the state pension system, the entire 10% contribution would be applied to the state pension fund. Due to the transitional provisions of the pension reform legislation, employees’ contribution shall be transferred to the state pension fund during the period from November 1, 2010 to December 31, 2011 irrespective of employees’ selection between the state pension system and the private pension system. Such transitional suspension of contribution payments to private pension funds aims to facilitate the correction of the annual budget and to keep the annual deficit target of 2010 and 2011.
     The pension reform is expected to generate public revenue from two sources. First, the accumulated funds of individuals opting into the state pension system are expected to contribute to a significant decrease in the explicit public debt. Second, permanent revenues received from future pension contributions is expected to help balance the state pension system in the long term.
     Effective January 1, 2010, the retirement age for both women and men was raised to 62.5 years. Within the next six years, the retirement age will be gradually increased to 65 years. See “Public Finance — Budget Trends.” However, the positive effects of the pension reform on the general budget will not be apparent for at least 30 years, due to the delayed effect.
Sustainability of the Social Security System
     Health Care System. Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for health care employees and the rapid increase of services. Due to the strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of pharmaceutical drug prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.
     In order to ease the burden of the state in the long-term in the financing of the health care system, the Government has started preparations for a financing reform of the health care system. The reform efforts will be aimed at curbing the expenditure growth and introducing cost-effective services by changing the financing and incentive mechanisms.
     Pension System. According to demographic projections, the proportion of the population over the retirement age compared to the population of the working age will increase significantly in the next decades. The increase in the retirement age (see “— Pension System”) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.
     In response to these adverse demographic trends, the Government has taken certain steps to reform the pension system. Most importantly, these steps include (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called Swiss indexation (50% of wage increases, and 50% of inflation).
Local Government Finance
     The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:
Local Government Revenues and Expenditures

	As of year ended December 31,
	2005	2006	2007	2008	2009
	(HUF billions)
Revenues
Own revenues	1,284.2	1,366.5	1,470.7	1,642.9	1,761.5
Subsidiaries	881.4	867.1	860.3	863.1	669.0
Other revenues	709.3	804.3	725.8	737.8	690.9

Total GFS — revenues(1)	2,874.9	3,037.9	3,056.8	3,243.5	3,121.4

Privatization revenues	16.1	15.5	23.9	24.7	4.1

Total revenues	2,891.0	3,053.4	3,080.7	3,268.2	3,125.5

Expenditures
Wages	1,412.8	1,464.9	1,477.9	1,502.7	1,407.9
Investments	562.4	682.1	583.7	550.6	573.6
Other expenditures	997.2	1,062.9	1,073.0	1,199.3	1,226.5

	As of year ended December 31,
	2005	2006	2007	2008	2009
	(HUF billions)
Total(1)
GFS — expenditures	2,972.4	3,209.9	3,134.6	3,252.6	3,208,0
Surplus (deficit) — GFS(1)	(97.5)	(172.0)	(77.8)	(9.1)	(86.7)

Total surplus (deficit)	(81.4)	(156.5)	(53.9)	15.6	(82.5)

Source: Ministry of Finance
Note:

(1)	Excluding privatization revenues.
     The municipalities are to a large extent autonomous according to the Hungarian Constitution and the Local Government Act. However, the Government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the Government and Parliament have more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system.
     During 2009, the revenues of the local governments amounted to HUF 3,121.4 billion, the expenditures amounted to HUF 3,208.0 billion, and thus the fiscal deficit of the local governments amounted to HUF 86.7 billion for 2009.
EU Net Position
     The following table sets forth certain information with respect to the budgetary relations between the Republic and the EU:
Budgeted financial flows between the Republic and the EU budget between 2005 and 2009

	2005(1)	2006(2)	2007(3)	2008(4)	2009(5)
	(HUF millions, current prices)
EU resources appearing in the Hungarian budget(6)	203,749.6	310,076.2	287,396.2	380,107.6	631,412.0
National contribution (co-financing of projects)(7)	89,393.1	168,189.7	171,615.3	139,991.4	226,505.6
EU resources out of the Hungarian budget (mainly agricultural subsidies)(8)	178,564.1	113,232.2	167,645.3	203,796.7	320,133.1
National contribution to the EU Budget(9)	186,644.5	185,611.9	189,520.0	210,581.0	223,657.8

Source: Ministry of Finance
Notes:

(1)	Final data based on Act XCIX of 2006 On the Implementation of the Budget of 2005 of the Republic of Hungary.

(2)	Final data based on Act CXXVIII of 2007 On the Implementation of the Budget of 2006 of the Republic of Hungary.

(3)	Final data based on Act LXXVIII of 2008 On the Implementation of the Budget of 2007 of the Republic of Hungary.

(4)	Data based on Act CXXIX of 2009 On the Implementation of the Budget of 2008 of the Republic of Hungary.

(5)	Data based on Bill T/1062 of 2010 On the Implementation of the Budget of 2009 of the Republic of Hungary.

(6)	Represents the aggregate contribution to the government budget from EU sources.

(7)	Represents the budgeted contribution of the Republic towards projects co-financed with EU funds. Certain EU funds are available only on the condition that the Republic contributes a certain amount to the projects for which such funds are to be provided by the EU.

(8)	Represents payments from the EU Budget towards Hungarian private entities; these payments are received by Hungarian persons and companies, and do not appear in the general government budget of Hungary.

(9)	Represents payments from the Hungarian budget towards the EU Budget.
     Certain EU funds are only available for certain projects if the Republic contributes a certain percentage amount towards such project. In addition, EU funds which are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year.
     The EU Commission has criticized the Republic’s high budget deficit several times in recent years, following the Republic’s failure to reach its targets for reducing its budget deficit. In December 2004, the EU Commission stated that the Republic was the only country among the ten new member states at such time not to take effective action to curb its large budget deficit. In 2004, the EU Commission initiated a so-called “excessive deficit procedure” against the Republic for failing to achieve these targets. Since the Republic is not yet a member of the Eurozone, the last two steps of the excessive deficit procedure that would impose penalty payments on Hungary do not apply. However, the non-compliance with the recommendations could end in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.
Medium-Term Fiscal Program and the Convergence Programme
     The Republic’s economic policy targets are set out in a Convergence Report submitted annually to the European Commission. The report discusses the Republic’s policy goals for achieving the criteria set by the European Commission to attain membership in the Eurozone. The European Commission regularly evaluates the Convergence Reports, including the economic targets and the achievement of such targets.
     Under EU legislation, prior to adopting the Euro, the Republic is required to have fulfilled the following convergence criteria (the “Maastricht Criteria”):
•	price stability — maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

•	long-term interest rates — achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best performing EU Member States in terms of price stability;

•	the Government budgetary position — achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value or (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•	government debt — achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•	exchange rate — participate for at least two years in the Exchange Rate Mechanism (“ERM II”) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.
     The convergence required for entering the Eurozone is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.

     In January 2010, the Ministry of Finance published the latest version of the Republic’s Convergence Report. According to such Convergence Report, GDP would contract by 0.3% in 2010 and grow by 3.7% in 2011 and 3.8% in 2012. The general government deficit according to ESA methodology was projected to amount to 3.8% of GDP in 2010, 2.85% of GDP in 2011 and 2.5% of GDP in 2012. Hungarian public finance is closely monitored on a quarterly basis by the IMF and EU in connection with the financial assistance package provided to the Republic by such organizations. See “—Future Economic Plan” and “National Debt — Relations with Multilateral Financial Institutions — The IMF, the EU and the World Bank.”
Future Economic Plan
     According to the evaluation of the IMF issued on July 17, 2010, the Hungarian economy has experienced some recovery in 2010 as a result of changes in macroeconomic policies, strong financial regulations and increase in exports. However, domestic demand has remained weak due to difficult lending conditions and a soft labor market. Real GDP for the Republic is projected to grow by 0.6% in 2010. The economic outlook for 2011 envisages a continued growth in real GDP in the range of 21/2-2 3/4%, depending on the global economic environment, the effects of policy changes and the level of inflation. However, further actions are necessary to solidify these gains and place Hungary on a path of strong and sustainable growth, particularly in light of the heightened market scrutiny of government deficits and debt levels. The fiscal deficit targets for 2010 and 2011 (3.8% of GDP and below 3% of GDP in 2010 and 2011, respectively) remain appropriate targets. However, the Republic will look to develop additional measures to affect both revenues (e.g. extending the financial sector levy that was intended to be temporary) and spending. In addition, large losses from state-owned enterprises that are currently burdening the budget will need to be restructured.

NATIONAL DEBT
General Information
     Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes and all foreign currency borrowings and debt security issuances for the central budget must be made directly by the Republic. In such respect, as of May 29, 2010, the Ministry of National Economy acts on behalf of the Republic (prior thereto, the Ministry of Finance had such responsibility). In turn, such Ministry has delegated these debt management functions to the GDMA Pte Ltd., which was part of the Treasury until 2001, but thereafter became a separate legal entity. Since January 1, 1999, foreign currency debt issuances have been arranged by the GDMA Pte Ltd. See “Public Finance — Central Government Budget — Roles of the Ministry of National Economy, the Hungarian State Treasury and the Government Debt Management Agency.”
     The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred prior to January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to the Republic pursuant to a series of transfer agreements, whereby the Republic has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, the Republic entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% Euro since January 2000) upon which the forint is pegged. The NBH may still act as an agent of the Republic for the purposes of obtaining foreign loans and issuing securities abroad. Since January 1997, the NBH has acted in this agency role on the basis of an agency agreement, which was entered into by the NBH and the Republic, as permitted by the amended National Bank Act.
     Because of this history, all references to public debt include debt of the Republic and the NBH. Public debt also includes debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and the Republic relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.
Public Debt
     The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

	December 31,(1)
	2005	2006	2007	2008	2009	2010(2)
	(HUF billions, except for percentages)
Internal Public Debt	9,153.5	10,552.3	11,103.8	11,250.6	10,476.2	10,978.2
% of Nominal GDP	41.7%	44.5%	43.9%	42.1%	40.2%	40.7%
External Public Debt	3,590.7	4,124.4	4,472.6	6,774.8	8,468.5	8,842.8
% of Nominal GDP	16.3%	17.4%	17.7%	25.3%	32.5%	32.8%
Other Liabilities(3)	21.4	29.0	9.1	78.5	20.1	220.0
Total Public Debt	12,765.6	14,676.7	15,585.5	18,103.9	18,964.9	20,0410
% of Nominal GDP	58.1%	61.8%	61.6%	67.7%	72.8%	74.3%
Nominal GDP	21,971	23,730	25,321	26,754	26,054	26,980 (4)

Source: GDMA Pte Ltd.

Notes:—

(1)	This table shows the public debt of the Republic from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.

(2)	Preliminary data as at the end of December 2010.

(3)	Including a special item in connection with a debt assumption in 2006.

(4)	Projected GDP.
     Although the central government’s gross debt to GDP ratio decreased substantially between 1996 and 2001 as a result of a primary budget surplus, the debt redemption effected from privatization proceeds and significant real GDP growth, this trend has reversed since 2002. In 2002, 2003 and 2004, the central government gross debt to GDP ratio grew due to the expansionary fiscal policy. The fiscal restrictions introduced by the Minister of Finance in 2006 were set to diminish the budget deficit and thus reduce the central government gross debt to GDP ratio. The total central government debt totaled HUF 18,964.9 billion at the end of 2009, showing an increase of 4.8% in nominal terms compared to HUF 18,103.9 billion at the end of 2008, which was partly as a result of draw-downs from the financial assistance package. The government gross debt to GDP ratio in 2009 was 72.8%, as compared to 67.7% as at the end of 2008 and 61.6% at the end of 2007.
     The central government debt totaled HUF 20,041.0 billion at the end of December 2010, showing an increase of 5.7% in nominal terms compared to HUF 18,964.9 billion at the end of 2009. The government gross debt to GDP ratio at the end of December 2010 was 74.3%, as compared to 72.8% as at the end of 2009.
     On November 5, 2007, Fitch Ratings Ltd. (“Fitch”) changed its foreign currency and local currency sovereign credit ratings outlook of the Republic from “negative” to “stable,” but affirmed its ratings of“BBB+”.
     On March 14, 2008, Standard & Poor’s Ratings Services (“S&P”) changed its long term foreign currency and local currency debt outlook of the Republic from “stable” to “negative,” but the rating remained “BBB+.”
     On October 15, 2008, S&P put the sovereign credit rating of the Republic on negative watch list.
     On October 17, 2008, Fitch changed its foreign currency and local currency sovereign credit ratings outlook of the Republic from “stable” to “negative,” but affirmed its ratings of “BBB+”.
     On November 7, 2008, Moody’s Investors Service, Inc. (“Moody’s”) lowered its local and foreign currency government bond ratings and the country ceiling for foreign currency bank deposits of the Republic for A2 to A3 with a “negative” outlook.
     On November 10, 2008, Fitch changed its foreign currency and local currency sovereign credit ratings of the Republic to “BBB” and “BBB+”, respectively, carrying a “stable” outlook.
     On November 17, 2008, S&P changed its long term foreign currency and local currency debt rating of the Republic from “BBB+” to “BBB,” with negative outlook.
     On March 2, 2009, Fitch changed its foreign currency and local currency sovereign credit ratings outlook of the Republic from “stable” to “negative.”
     On March 30, 2009, S&P changed its long term foreign currency and local currency debt rating of the Republic from “BBB” to “BBB—,” with negative outlook.
     On March 31, 2009, Moody’s changed its long term foreign and local currency debt rating of the Republic from “A3” to “Baa1,” with negative outlook.
     On October 2, 2009, Standard & Poor’s revised its negative outlook to “stable” while it affirmed a debt rating of “BBB-” for the long-term foreign currency and local currency.

     On December 6, 2010, Moody’s changed its long term foreign and local currency debt rating of the Republic from “Baa1” to “Baa3,” with negative outlook.
     On December 23, 2010, Fitch changed its foreign currency sovereign credit ratings of the Republic from “BBB” to “BBB-”, carrying a “negative” outlook.
External Public Debt
     The following table sets forth the external public debt as of December 31, 2010 by category and by currency:

Amount(1)
(EUR million)
By Category (financial derivatives are excluded):
Bank loans (including bank to bank and syndicated loans)	889
Bonds + FRN	16,212
Loans from multilateral financial institutions (e.g. IMF and World Bank)	15,489
Total	32,590

(Per cent.)
By Currency (financial derivatives are included):
Euro	86
US Dollar	0
British Pound	0
Other currencies (SDR)	14
Total	100

before swaps
(Per cent.)
By Currency (financial derivatives are excluded):
Euro	60
JPY	3
US Dollar	8
Swiss franc	1
British Pound	5
SDR	23
Total	100

Source: GDMA Pte Ltd.
Note:

(1)	Debt liabilities of the government sector that are not HUF-denominated (including mark-to-market deposits).
     In January 2007, the Republic issued a EUR 1.0 billion bond due in 2017. In October 2007, the Republic issued JPY 25 billion Samurai bonds due in 2017. In April 2008, the Republic issued a two-tranche bond totaling CHF 350 million maturing in 2013 and in 2016. In June 2008, the Republic issued a EUR 1.5 billion bond due in 2018. In July 2009, the Republic issued a EUR 1.0 billion bond due in 2014. In January 2010, the Republic issued a USD 2.0 billion bond due in 2020.
External Public Debt Service and Schedule of Payments
     Neither the Republic nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.
     The following table sets forth the schedule of payments on external public debt as of September 30, 2010:

Schedule of Payments on External Public Debt as of September 30, 2010(1)

					Other
					monetary
	Central bank			Forint	institutions	Other
	and General	Central	General	denominated	and other	Monetary	Other
Date of Maturity	Government	Bank	Government	bonds	sectors	Institutions	sectors	Total
	(Euro millions)
Fourth quarter 2010	473	2	471	367	2,567	1,956	610	3,040
2010	473	2	471	367	2,567	1,956	610	3,040
First quarter 2011	438	217	221	78	1,922	1,729	192	2,359
Second quarter 2011	1216	2	1,214	206	3,013	2,180	833	4,229
Third quarter 2011	82	2	80	0	2,368	2,025	343	2,450
Fourth quarter 2011	3327	0	3,327	180	1,793	1,482	311	5,120
2011	5063	221	4,842	464	9,095	7,417	1,678	14,158
2012	5915	360	5,555	701	5,892	4,416	1,476	11,808
2013	7037	789	6,248	914	4,349	2,985	1,364	11,386
2014	7481	360	7,121	690	4,933	3,306	1,627	12,415
2015	2799	50	2,749	1,263	3,334	1,263	2,071	6,133
2016	4932	0	4,932	846	2,044	1,011	1,033	6,975
2017	3512	0	3,512	1,203	2,221	560	1,662	5,733
2018	1883	0	1,883	0	749	455	294	2,631
2019	812	0	812	662	527	287	240	1,339
2020	3310	0	3,310	625	497	338	159	3,807
After	1947	0	1,947	296	2,486	669	1,817	4,433

Total	45163	1,781	43,382	8,031	38,695	24,663	14,031	83,858

Source: NBH
Note:

(1)	Excluding: Direct investment, other capital.
Internal Public Debt
     As of December 31, 2010, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF 10,978.2 billion. As of December 31, 2010, almost all of the Government’s internal debt represented either treasury bills or bonds (with 4.9% of the Government’s internal debt consisting of loans from EIB and CEB).
     Within the total HUF-denominated government debt, publicly issued government securities have been playing a predominant role. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of outstanding publicly issued HUF-denominated government securities, government bonds accounted for approximately 75% as of the end of December 2010.
     The Republic’s policy is to finance budget deficits partly with internal debt and partly by accessing the international markets. The determination as to the type of financing is based on a benchmark for the debt portfolio composition. The weight of internal debt (domestic currency) ranges between 68% and 75% in the benchmark portfolio; the weight of external debt (foreign currency) ranges between 25% and 32%. The average maturity of internal debt was increased to 3.57 years by the end of 2005, 3.64 years by the end of 2006, 4.01 years by the end of 2007, 3.88 years by the end of 2008, 3.93 years by the end of 2009 and 4.05 years by the end of 2010.
     The Government has also guaranteed certain Hungarian indebtedness. As of December 31, 2009, these guarantees totaled HUF 1,522 billion. According to GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the Government is obliged to make a payment under the guarantee.
Government Obligations to the NBH
     The following table shows the Government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated and as of November 30, 2010:

						As of
	As of December 31,					November 30,
	2005	2006	2007	2008	2009	2010
Short-term	154,7	150,7	146,7	360,0	279,0	250,9
Long-term	91,9	81,9	0,0	0,0	0,0	0,0

Total	246,6	232,6	146,7	360,0	279,0	250,9

Source: NBH
Gross External Debt
     The following table sets forth the distribution and maturity of gross external debt of the Republic as of September 30, 2010:
Gross External Debt(1)

	September 30, 2010
	Amount of	% Medium
	Debt	and Long
	(EUR millions)	(%)
Obligor
National Bank of Hungary(2)	4,424.7.	40.3
The Republic(2)	46,157.8.	94.0
Private sector(2) (3)	87,267.0.	77.6

Total(2) (3)	137,849.5.	81.9

Financial derivative liabilities	4,227.5.
Entire economy (including financial derivative liabilities)	142,077.1.

Source: NBH
Notes:

(1)	In this table, external debt refers to obligations owed to non-resident entities.

(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.

(3)	Direct investment debt liabilities included.

Selected Annual BOP and IIP Figures and Debt Service Indicators of Hungary (BOP Basis)(1)

	2005	2006	2007	2008	2009
Debt Indicators(1)
Gross debt indicators
Gross external debt (excl. FDI other loans)/GDP	69.9	81.8	86.8	93.3	112.0
Of which: General government and central bank (S.13+S.121)	30.4	34.3	34.4	37.1	50.7
Gross external debt denominated in foreign currencies (excl. FDI other loans)/GDP	33.2	41.0	42.5	78.0	95.9
Of which: General government and central bank (S.13+S.121)	14.5	16.2	14.9	26.7	38.9
Gross external debt (incl. FDI other loans)/GDP	81.0	96.5	103.2	116.1	146.2
Net debt indicators
Net external debt (excl. FDI other loans)/GDP	30.9	37.5	43.9	50.8	55.5
Of which: General government and central bank (S.13+S.121)	11.9	15.6	17.0	13.3	15.9
Net external debt denominated in foreign currencies (excl. FDI other loans)/GDP	9.9	14.4	16.7	37.8	42.3
Of which: General government and central bank (S.13+S.121)	(3.2)	(2.1)	(1.4)	3.4	5.0
Net external debt (incl. FDI other loans)/GDP	36.3	44.8	49.7	54.5	63.0

Debt Service Indicators
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/GDP	10.4	9.6	10.0	14.0	20.9
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/XGS	15.4	12.5	12.4	17.2	27.1
Gross interest expenditure (excl. FDI other loans) GDP	2.4	2.8	3.2	4.2	3.9
Net interest expenditures (excl. FDI other loans) GDP	1.6	1.6	1.8	2.7	2.4

Memorandum
GDP(3) (Euro millions)	88,576	89,837	100,755	106,391	92,861
Exports of goods and services (XGS) (Euro millions)	60,022.	69,247.	80,946.	86,558.	71,663.
Net external financing capacity/GDP	(6.9)	(6.8)	(6.2)	(6.4)	0.8
International reserves (RES) (Euro millions)	15,721	16,397	16,385	24,040	30,677

Source: NBH
Notes:

(1)	External debt as defined in External Debt Statistics: Guide for Compilers and Users: equity and financial derivative instruments are excluded.

(2)	(TDS) Medium-term credit amortization and gross interest expenditures.

(3)	GDP figures for 2008-2009 are preliminary data of CSO.
Relations with Multilateral Financial Institutions
European Bank for Reconstruction and Development (“EBRD”)
     Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation (net business volume) of the EBRD between 1991 and the end of 2010 was close to EUR 2.5 billion in more than 100 projects, more than 90% of which was in the private sector. EUR 50 million of that amount was approved for one project in 2010. According to the latest country strategy for Hungary, the bank prefers to finance infrastructure and energy related projects. In the meantime, due to the effects of the financial crisis, the EBRD confirmed its commitment to continue to support Hungary’s financial sector.
Council of Europe Development Bank (“CEB”)
     The Republic joined the CEB in 1998. According to the CEB’s social mandate, the focus of the CEB’s projected activity in Hungary is mainly the co-financing of EU-supported investments in 2007-2013 and projects in the field of environmental protection, strengthening social integration and developing human capital. Since the Republic’s accession to the CEB, the bank has provided EUR 1.7 billion (90% of which was allocated to the public sector). In 2009, the Republic and the CEB signed three framework loan agreements for an aggregate principal amount of EUR 228 million.
European Investment Bank (“EIB”)
     Since 1990, the EIB has been financing different government and non-government projects in Hungary. In the past five years, the EIB financed projects by granting loans approximately totaling EUR 7.5 billion.
     The EIB finances primarily infrastructure, environmental protection, healthcare and education projects. In 2009, three new loan facility agreements were signed for an aggregate principal amount of up to EUR 790 million. In 2010, three new loan facility agreements were signed for an aggregate principal amount of up to EUR 400 million.
International Finance Corporation (“IFC”)
     In 2001, the IFC established the Hungary Energy Efficiency Co-financing Program (HEECP), whereby the IFC grants guarantees and provides technical assistance to projects aimed at increasing the efficiency of energy consumption in Hungary.
The IMF, the EU and the World Bank
     In 2008, the Republic received a financial assistance package of up to USD 25.1 billion in the aggregate from the IMF, the EU and the World Bank. The IMF agreed to provide a 17-month standby facility of USD 15.7 billion (EUR 12.5 billion), while the EU agreed to lend USD 8.1 billion (EUR 6.5 billion), and there was a possibility to draw down USD 1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the consequences of the global financial crisis.
     In July 2010, the Government suspended the negotiations with the IMF concerning the possible extension of the standby facility. The IMF continues to engage in regular consultations with the Republic to monitor and review economic developments. The last consultation was held in October 2010, with the IMF mission concluding that the Republic’s determination to adhere to fiscal targets is encouraging, but expressing some concern regarding temporary measures introduced and implemented by the Republic to reach its fiscal targets.
     As of December 31, 2010, the following amounts have been drawn down under the facilities:
•	IMF: SDR 6.373 billion by the Republic and SDR 1.265 billion by the NBH; and

•	EU: EUR 5.5 billion by the Republic.
     No disbursements were made in 2010 under either facility. The IMF standby facility expired in October 2010 and the EU facility expired in November 2010.

TABLES AND SUPPLEMENTARY INFORMATION
External Funded Convertible Currency Debt of the NBH and the Republic
(As of December 31, 2010)

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity(1)	contracted	outstanding
A. NATIONAL BANK OF HUNGARY
1. U.S. Dollar Debt
a. Bonds
USD Bond	8.875	1993	2013	—	USD	200,000,000.00

Total					USD	200,000,000.00

Note:

(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2010 are reflected as the difference between the amounts in the columns titled “Original Amount Contracted” and “Principal Amount Outstanding.”

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
b. Swap Arrangements
USD/EUR	7.334329	1999	2012	—	USD	(6,060,116.49)
USD/EUR	6.226404	1999	2013	—	USD	(16,579,178.40)
USD/USD	4.500	2004	2013	—	USD	109,415,000.00
USD/USD	Floating	2004	2013	—	USD	(109,415,000.00)
USD/EUR	8.875	1999	2013	—	USD	(200,000,000.00)

Total					USD	(222,639,294.89)

Total U.S. Dollar Debt					USD	(22,639,294.89)

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
2. Euro Debt
a. Swap Arrangements
EUR/USD	5.495	1999	2012	—	EUR	5,796,353.41
EUR/USD	4.4325	1999	2013	—	EUR	15,873,397.12
EUR/USD	7.0295	1999	2013	—	EUR	191,410,443.20
EUR/JPY	8.7275	1997	2011	—	EUR	279,129,576.70
EUR/EUR	Floating	2000	2011	—	EUR	279,129,576.70
EUR/EUR	8.7275	2000	2011	—	EUR	(279,129,576.70)
EUR/EUR	Floating	1999	2013	—	EUR	191,410,443.10
EUR/EUR	7.0295	1999	2013	—	EUR	(191,410,443.10)
EUR/EUR	5.625	2001	2011	—	EUR	(200,000,000.00)
EUR/EUR	Floating	2001	2011	—	EUR	200,000,000.00
EUR/EUR	Floating	2002	2015	—	EUR	(30,452,000.00)

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
EUR/EUR	5.368	2002	2015	—	EUR	30,452,000.00
EUR/EUR	5.28	2008	2014	—	EUR	30,000,000.00
EUR/EUR	Floating	2008	2014	—	EUR	(30,000,000.00)
EUR/EUR	Floating	2009	2012	—	EUR	(20,000,000.00)
EUR/EUR	2.25	2009	2012	—	EUR	20,000,000.00
EUR/EUR	3.183	2010	2017	—	EUR	20,000,000.00
EUR/EUR	Floating	2010	2017	—	EUR	(20,000,000.00)
EUR/EUR	1.867	2010	2015	—	EUR	50,000,000.00
EUR/EUR	Floating	2010	2015	—	EUR	(50,000,000.00)
EUR/EUR	1.867	2010	2015	—	EUR	50,000,000.00
EUR/EUR	Floating	2010	2015	—	EUR	(50,000,000.00)
EUR/EUR	1.871	2010	2015	—	EUR	50,000,000.00
EUR/EUR	Floating	2010	2015	—	EUR	(50,000,000.00)
EUR/EUR	1.872	2010	2015	—	EUR	50,000,000.00
EUR/EUR	Floating	2010	2015	—	EUR	(50,000,000.00)
EUR/EUR	1.953	2010	2015	—	EUR	40,000,000.00
EUR/EUR	Floating	2010	2015	—	EUR	(40,000,000.00)

Total				—	EUR	492,209,770.43

Total Euro Debt					EUR	492,209,770.43

U.S. Dollar equivalent					USD	657,577,155.56

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
3. Japanese Yen Debt
a. Bonds
JPY Bond	5.200	1996	2011	—	JPY	40,000,000,000
JPY Bond	6.000	1995	2015	—	JPY	10,000,000,000

Total					JPY	50,000,000,000

b. Swap Arrangements
JPY/EUR	5.200	1997	2011	—	JPY	(40,000,000,000)
JPY/JPY	Floating	2010	2015	—	JPY	10,000,000,000
JPY/JPY	6.012	2010	2015	—	JPY	(10,000,000,000)
Total					JPY	(40,000,000,000)

Total Japanese Yen Debt					JPY	10,000,000,000

U.S. Dollar equivalent					USD	122,942,727.05

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
4. SDR Debt
a. Loan
SDR Loan	Floating	2009	2013		SDR	1,264,500,000
Total					SDR	1,264,500,000

Total SDR Debt					SDR	1,264,500,000

U.S. Dollar equivalent					USD	1,947,367,935

NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt					USD	2,705,248,522.72

	Interest		Year		Original		Principal
Title	rate (%)		Issue	Maturity	Amount Contracted		Amount Outstanding
B. REPUBLIC OF HUNGARY
1. U.S. dollar Debt
a. World Bank
4113HU	MT	(1)	1996	2011	USD	7,750,000	USD	11,541.82
Total							USD	11,541.82

b. EIB
Roads I	MT		1992	2012	ECU	50,000,000	USD	6,060,116.40
Roads II	MT		1993	2013	ECU	72,000,000	USD	16,579,178.17

Total							USD	22,639,294.57

c. Bonds
USD Bond	4.750		2005	2015	USD	1,500,000,000	USD	1,500,000,000.00
USD Bond	6,250		2010	2020	USD	2,000,000,000	USD	2,000,000,000.00

USD Bond	2.750		1975	2027	USD	669,500	USD	100,900.00

Total							USD	3,500,100,900.00

d. Swap Arrangements
USD/EUR	MT		2004	2011	USD	(3,207,597)	USD	(11,541.82)
USD/EUR	7.33		2000	2012	USD	(50,500,971)	USD	(6,060,116.49)
USD/EUR	6.23		2000	2013	USD	(77,369,499)	USD	(16,579,178.80)
USD/EUR	Floating		2009	2013	USD	(283,598,343)	USD	(283,598,342.78)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	Floating		2009	2014	USD	(34,830,518)	USD	(34,830,517.87)
USD/EUR	Floating		2009	2014	USD	(453,873,616)	USD	(453,873,616.43)
USD/EUR	Floating		2009	2014	USD	(453,873,616)	USD	(453,873,616.44)
USD/EUR	Floating		2009	2014	USD	(453,873,616)	USD	(453,873,616.44)
USD/EUR	Floating		2010	2013	USD	(323,860,000)	USD	(323,860,000.00)
USD/EUR	Floating		2010	2013	USD	(323,859,342)	USD	(323,859,342.11)
USD/EUR	6,25		2010	2020	USD	(340,000,000)	USD	(340,000,000.00)
USD/EUR	6,25		2010	2020	USD	(340,000,000)	USD	(340,000,000.00)
USD/EUR	6,25		2010	2020	USD	(660,000,000)	USD	(660,000,000.00)
USD/EUR	6,25		2010	2020	USD	(660,000,000)	USD	(660,000,000.00)
Total							USD	(5,850,419,889.18)

Total U.S. Dollar Debt							USD	(2,327,668,152.79)

Note:

(1)	Multiple tranches — different fixed rates.

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
2. Euro Debt

a. EIB
Bp Wastewater	Floating	2006	2017	EUR	94,000,000	EUR	94,000,000
Environment	4.67	2001	2013	EUR	43,000,000	EUR	21,499,999.99
Environment II	Floating	2002	2017	EUR	80,000,000	EUR	80,000,000
Environment III	4.49	2003	2014	EUR	45,900,000	EUR	45,900,000
Environment IV	Floating	2008	2018	EUR	11,500,000	EUR	11,500,000
Flood protection	Floating	2001	2012	EUR	60,000,000	EUR	20,000,000
Railways I-A	MT	1998	2017	EUR	60,000,000	EUR	26,896,551.84
Railways I-B	Floating	2001	2012	EUR	40,000,000	EUR	13,333,333.32
Railways II-B	Floating	2001	2013	EUR	90,000,000	EUR	54,000,000
Railways III	Floating	2002	2014	EUR	40,000,000	EUR	40,000,000
Railways IV	Floating	2004	2014	EUR	27,000,000	EUR	36,750,000
Railways V	Floating	2005	2015	EUR	27,000,000	EUR	27,000,000
Roads III	Floating	2003-4	2014	EUR	75,000,000	EUR	75,000,000
Roads IV	Floating	2003	2014	EUR	190,000,000	EUR	119,000,000
M0 Motorway	Floating	2005	2015	EUR	50,000,000	EUR	50,000,000
M3 Motorway	Floating	2007	2017	EUR	320,000,000	EUR	1,966,523.26
M4 Underground	Floating	2005	2016	EUR	691,000,000	EUR	472,000,000
Structural funds	Floating	2004	2018	EUR	445,000,000	EUR	445,000,000
Research and innovation	Floating	2007	2012	EUR	165,000,000	EUR	962,288.17
Education	Floating	2008	2018	EUR	150,000,000	EUR	100,000,000
Health Sector Development	Floating	2008	2019	EUR	45,000,000	EUR	30,000,000
Hungary Innovation Support	Floating	2008	2016	EUR	275,000,000	EUR	175,423,025.86
Debrecen University	Floating	2008	2017	EUR	50,000,000	EUR	50,000,000
Pécs — 2010	Floating	2008	2019	EUR	11,000,000	EUR	11,000,000
Cohesion Fund — A	Floating	2010	2015	EUR	2,587,281.80	EUR	2,587,281.80

Total						EUR	2,033,819,004.24

b. Bonds
EUR Bond	5.625	2001	2011	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	3.625	2004	2011	EUR	1,000,000,000	EUR	992,392,000
EUR Bond	4.500	2003	2013	EUR	1,000,000,000	EUR	981,000,000
EUR Bond	4.500	2004	2014	EUR	1,000,000,000	EUR	994,600,000
EUR Bond	3.875	2005	2020	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	Floating	2005	2012	EUR	500,000,000	EUR	1,000,000,000
EUR Bond	3.5	2006	2016	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.375	2007	2017	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	5.75	2008	2018	EUR	1,500,000,000	EUR	1,500,000,000
EUR Bond	6.75	2009	2014	EUR	1,000,000,000	EUR	1,000,000,000

Total						EUR	10,467,992,000

c. Other loans raised
Council of Europe Development Bank loans	Various	2001-10	2011-20	EUR	556,140,812	EUR	440,815,272
EBRD loans	Floating	2003	2014	EUR	4,739,006	EUR	1,565,231.74
KfW DEM loan	6.0583	2001	2015	DEM	120,000,000	EUR	23,598,042.70
Bilateral agreements	Floating	2008	2011	EUR	100,000,000	EUR	100,000,000
European Community	Various	2008-09	2011-14	EUR	5,500,000,000	EUR	5,500,000,000

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
Total						EUR	6,065,978,546.44

d. Other loans assumed
EIB/Railways II-A	Various	2002	2015	EUR	40,000,000	EUR	20,000,000
EIB/M3 Toll Motorway	MT	2002	2015	EUR	49,599,224	EUR	19,076,624.44
EUR loans	Various	2002-07	2015-18	EUR	141,186,949	EUR	117,045,475.07

Total						EUR	156,122,099.51

e. Swap Arrangements

EUR/USD	5.50	2000	2012	EUR	48,302,945	EUR	5,796,353.41
EUR/USD	4.43	2000	2013	EUR	74,075,853	EUR	15,873,397.29
EUR/USD	6.95	2004	2011	EUR	2,509,806	EUR	9,031.15
EUR/USD	3.8075	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	3.815	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	Floating	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	Floating	2009	2013	EUR	202,093,881	EUR	202,093,880.70
EUR/USD	Floating	2009	2014	EUR	23,383,000	EUR	23,383,000
EUR/USD	3.922	2009	2014	EUR	301,047,000	EUR	301,047,000
EUR/USD	3.895	2009	2014	EUR	301,047,000	EUR	301,047,000
EUR/USD	3.915	2009	2014	EUR	301,047,000	EUR	301,047,000
EUR/USD	1.385	2010	2013	EUR	264,074,000	EUR	264,074,000
EUR/USD	1.3855	2010	2013	EUR	242,937,000	EUR	242,937,000
EUR/USD	5.6575	2010	2020	EUR	469,317,000	EUR	469,317,000
EUR/USD	5.695	2010	2020	EUR	469,317,000	EUR	469,317,000
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000
EUR/GBP	4.495	2004	2014	EUR	753,200,000	EUR	753,200,000
EUR/GBP	3.82	2005	2017	EUR	486,948,000	EUR	486,948,000
EUR/GBP	Floating	2005	2017	EUR	250,852,000	EUR	250,852,000
EUR/GBP	4.14	2006	2016	EUR	478,599,000	EUR	478,599,000
EUR/GBP	Floating	2006	2016	EUR	246,551,000	EUR	246,551,000
EUR/GBP	Floating	2009	2013	EUR	54,548,325	EUR	54,548,325.02
EUR/GBP	Floating	2009	2014	EUR	6,073,000	EUR	6,073,000
EUR/GBP	3.970	2009	2014	EUR	206,472,000	EUR	206,472,000
EUR/GBP	1.3625	2010	2013	EUR	64,333,000	EUR	64,333,000
EUR/GBP	Floating	2010	2013	EUR	63,266,000	EUR	63,266,000
EUR/JPY	3.092	2005	2012	EUR	338,320,000	EUR	338,320,000
EUR/JPY	3.82	2006	2013	EUR	355,745,000	EUR	355,745,000
EUR/JPY	4.9855	2007	2017	EUR	151,112,000	EUR	151,112,000
EUR/JPY	Floating	2009	2013	EUR	52,144,648	EUR	52,144,648.29
EUR/JPY	Floating	2009	2014	EUR	5,879,000	EUR	5,879,000
EUR/JPY	4.080	2009	2014	EUR	279,518,000	EUR	279,518,000
EUR/JPY	1.7775	2010	2013	EUR	70,043,000	EUR	70,043,000
EUR/JPY	1.76	2010	2013	EUR	70,300,000	EUR	70,300,000
EUR/EUR	Floating	2001	2011	EUR	200,000,000	EUR	200,000,000
EUR/EUR	5.625	2001	2011	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	5.28	2002	2014	EUR	30,000,000	EUR	30,000,000
EUR/EUR	Floating	2002	2014	EUR	(30,000,000)	EUR	(30,000,000)
EUR/EUR	5.368	2002	2015	EUR	30,452,000	EUR	30,452,000
EUR/EUR	Floating	2002	2015	EUR	(30,452,000)	EUR	(30,452,000)

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
EUR/EUR	3.625	2004	2011	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	Floating	2004	2011	EUR	330,000,000	EUR	330,000,000
EUR/EUR	3.253	2005	2012	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2005	2012	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	3.259	2005	2012	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2005	2012	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.500	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	4.500	2004	2014	EUR	(700,000,000)	EUR	(700,000,000)
EUR/EUR	Floating	2004	2014	EUR	700,000,000	EUR	700,000,000
EUR/EUR	4.495	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	3.875	2005	2020	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	Floating	2005	2020	EUR	200,000,000	EUR	200,000,000
EUR/EUR	3.893	2006	2012	EUR	330,000,000	EUR	330,000,000
EUR/EUR	Floating	2006	2012	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	3.4	2006	2014	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2006	2014	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.99	2006	2014	EUR	350,000,000	EUR	350,000,000
EUR/EUR	Floating	2006	2014	EUR	(350,000,000)	EUR	(350,000,000)
EUR/EUR	3.5	2006	2016	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2006	2016	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	3.821	2006	2013	EUR	120,000,000	EUR	120,000,000
EUR/EUR	Floating	2006	2013	EUR	(120,000,000)	EUR	(120,000,000)
EUR/EUR	4.375	2007	2017	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2007	2017	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	5.374	2007	2014	EUR	170,000,000	EUR	170,000,000
EUR/EUR	Floating	2007	2014	EUR	(170,000,000)	EUR	(170,000,000)
EUR/EUR	6.750	2009	2014	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2009	2014	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	3.625	2009	2016	EUR	510,000,000	EUR	510,000,000
EUR/EUR	Floating	2009	2016	EUR	(510,000,000)	EUR	(510,000,000)
EUR/EUR	3.250	2009	2014	EUR	680,000,000	EUR	680,000,000
EUR/EUR	Floating	2009	2014	EUR	(680,000,000)	EUR	(680,000,000)
EUR/EUR	4.500	2009	2014	EUR	700,000,000	EUR	700,000,000
EUR/EUR	Floating	2009	2014	EUR	(700,000,000)	EUR	(700,000,000)
EUR/EUR	5.75	2008	2018	EUR	500,000,000	EUR	500,000,000
EUR/EUR	Floating	2008	2018	EUR	(500,000,000)	EUR	(500,000,000)
EUR/CHF	Floating	2008	2013	EUR	47,393,000	EUR	47,393,000
EUR/CHF	Floating	2008	2013	EUR	47,393,000	EUR	47,393,000
EUR/CHF	Floating	2008	2016	EUR	63,191,000	EUR	63,191,000
EUR/CHF	Floating	2008	2016	EUR	63,191,000	EUR	63,191,000

Total						EUR	8,384,769,635.86

Total Euro Debt						EUR	27,078,681,286.05

U.S. Dollar equivalent						USD	36,176,287,603.58

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
3. Pound Sterling Debt
a. Bonds
GBP Bond	5.500	2004	2014	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2005	2017	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2006	2016	GBP	500,000,000	GBP	500,000,000

Total						GBP	1,500,000,000

b. Swap Arrangements
GBP/EUR	5.500	2004	2014	GBP	(500,000,000)	GBP	(500,000,000)
GBP/EUR	5.000	2005	2017	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	5.000	2005	2017	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	5.000	2006	2016	GBP	(330,000,00)	GBP	(330,000,000)
GBP/EUR	5.000	2006	2016	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	Floating	2009	2013	GBP	(47,137,390)	GBP	(47,137,389.58)
GBP/EUR	Floating	2009	2014	GBP	(5,437,523)	GBP	(5,437,522.86)
GBP/EUR	Floating	2009	2014	GBP	(186,402,555)	GBP	(186,402,554.96))
GBP/EUR	Floating	2010	2013	GBP	(53,800,000)	GBP	(53,800,000)
GBP/EUR	Floating	2010	2013	GBP	(53,801,530)	GBP	(53,801,530,28)

Total						GBP	(1,846,578,997,68)

Total Pound Sterling Debt						GBP	(346,578,997.68)
U.S. Dollar equivalent						USD	(537,135,156.86)

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
4. Japanese Yen Debt
a. Bonds
JPY Bond	0.96	2005	2012	JPY	45,000,000,000	JPY	45,000,000,000
JPY Bond	1.67	2006	2013	JPY	50,000,000,000	JPY	50,000,000,000
JPY Bond	2.11	2007	2017	JPY	25,000,000,000	JPY	25,000,000,000

Total						JPY	120,000,000,000

b. Swap Arrangements
JPY/EUR	0.96	2005	2012	JPY	(45,000,000,000)	JPY	(45,000,000,000)
JPY/EUR	1.67	2006	2013	JPY	(50,000,000,000)	JPY	(50,000,000,000)
JPY/EUR	2.11	2007	2017	JPY	(25,000,000,000)	JPY	(25,000,000,000)
JPY/EUR	Floating	2009	2013	JPY	(6,971,218,030)	JPY	(6,971,218,030)
JPY/EUR	Floating	2009	2014	JPY	(789,781,661)	JPY	(789,781,661)
JPY/EUR	Floating	2009	2014	JPY	(36,876,909,302)	JPY	(36,876,909,302)
JPY/EUR	Floating	2010	2013	JPY	(7,958,970,000)	JPY	(7,958,970,000)
JPY/EUR	Floating	2010	2013	JPY	(7,958,961,390)	JPY	(7,958,961,390)
Total						JPY	(180,555,840,383)

Total Japanese Yen Debt						JPY	(60,555,840,383)
U.S. Dollar equivalent						USD	(744,490,015,58)

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
5. Swiss Franc Debt
a. Bonds
CHF Bond	3.5	2008	2013	CHF	150,000,000	CHF	150,000,000
CHF Bond	4	2008	2016	CHF	200,000,000	CHF	200,000,000

Total						CHF	350,000,000

b. Swap Arrangements
CHF/EUR	3.5	2008	2013	CHF	(75,000,000)	CHF	(75,000,000)
CHF/EUR	3.5	2008	2013	CHF	(75,000,000)	CHF	(75,000,000)
CHF/EUR	4.0	2008	2016	CHF	(100,000,000)	CHF	(100,000,000)
CHF/EUR	4.0	2008	2016	CHF	(100,000,000)	CHF	(100,000,000)

Total						CHF	(350,000,000)

Total Swiss Franc Debt						CHF	0
U.S. Dollar equivalent						USD	0

	Interest	Year		Original		Principal
Title	rate (%)	Issue	Maturity	Amount Contracted		Amount Outstanding
6. Special Drawing Right Debt
IMF	Floating	2008-2009	2014	SDR	6,372,500,000	SDR	6,372,500,000
Total Special Drawing Right Debt						SDR	6,372,500,000

U.S. Dollar equivalent						USD	9,813,841,175

REPUBLIC OF HUNGARY
Total External Funded Convertible Currency Debt						USD	42,380,835,453.34

TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF THE REPUBLIC						USD	45,086,083,976.07

Internal Debt of the Republic
(As at December 31, 2010)

	Interest	Year		Original Amount		Principal Amount
Title	Rate (%)	Issue	Maturity	Contracted		Outstanding
				(HUF and USD millions)
1. Loans
a. from EIB	Fixed, Floating	2007-2010	2025	HUF	378,880.8	HUF	480,992.2
a. from CEB	Fixed, Floating	2009	2019	HUF	59,833.2	HUF	59,833.2

Total Loans						HUF	540,825.5
						USD	2,592.0

2. Hungarian Treasury Bonds for the purpose of:
a. 1998-10 Central Budget	Fixed Floating	1998-10	2011-23	HUF		HUF	8,082,469.4
b. Housing Loans	Floating	1992	2016	HUF	83,200.0	HUF	20,040.0
c. Purchase of net rouble receivables held by the Bank	8.4	1992	2012	HUF	48,300.0	HUF	2,852.9
d. Loan Consolidation Program and Bank Consolidation Program	Floating	1993-96	2013-16	HUF	395,000.0	HUF	259,783.0
e. Securitization of non-interest bearing debt outstanding to the Bank	Floating	1994-96	2026	HUF	417,110.0	HUF	135,140.0
f. Bonds given to the Hungarian Development Bank Ltd.	Fixed	2002	2011	HUF	138,537.7	HUF	18,376.2

Total Hungarian Treasury Bonds						HUF	8,518,661.5
						USD	40,827.5

3. Hungarian Treasury Bills:
a. Fixed interest rate	4.0-5.5	2009-10	2011-12			HUF	300,549.9
b. Discount	—	2010	2011			HUF	1,618,188.6

Total Hungarian Treasury Bills						HUF	1,918,738.4
						USD	9,196.0

TOTAL REPUBLIC INTERNAL DEBT						HUF	10,978,225.4
U.S. Dollar Equivalent(1)						USD	52,615.5

Source: GDMA Pte Ltd.

Note:

All totals calculated on the basis of exchange rates as on December 31, 2010. The exchange rate was 208,65 HUF/USD on December 31, 2010.

Guarantees Provided by the Republic
(As of September 30, 2010)

	Principal Amount
Title	Outstanding
	(millions)
Republic Guaranteed Debt in Foreign Currency (expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	549.92
Guarantees for various purposes	USD	340.61
Guarantees based on law	USD	4,094.30

Total Guarantees in Foreign Currency	USD	4,984.83

Republic Guaranteed Debt in HUF
Guarantees for various purposes	HUF	188,031.20
Guarantees based on law	HUF	1,355,025.00

Total Guarantees in HUF	HUF	1,543,056.20
USD Equivalent(1)	USD	7,585.19

TOTAL REPUBLIC FOREIGN CURRENCY AND HUF GUARANTEES	USD	12,570.03

Source: GDMA Pte Ltd.

Note:

(1) Calculated on the basis of exchange rate as of September 30, 2010.